UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of

The Securities Exchange Act of 1934

(Amendment No.   )

Filed by the Registrant ☑   Filed by a Party other than the Registrant ☐

Check the appropriate box:	
☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

REGIONS FINANCIAL CORPORATION

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):	
☑	**No fee required.**
☐	**Fee paid previously with preliminary materials.**
☐	**Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.**

REGIONS FINANCIAL CORPORATION

2024 Proxy Statement and Notice of Annual Meeting of Shareholders





Our Mission

Achieve superior economic value for our shareholders over time by making life better for our customers, associates, and communities and creating shared value as we help them meet their financial goals and aspirations

Our Vision

To be the premier regional financial institution in America

Our Values

Our values reflect how we will reach our vision, deliver our mission, and execute our purpose every day we come to work. These values also serve as the measuring stick by which to judge our behavior and results:

- Put people first
- Focus on the customer
- Enjoy life
- Do what is right
- Reach higher





Charles D. McCrary

Despite a challenging 2023, the Regions team has adapted to the changing landscape and delivered solid performance, all with a view toward a strategy built on "soundness, profitability, and growth" and our mission to create shared value for our shareholders, customers, associates, and communities.

Dear Fellow Shareholders:

I am pleased to invite you to participate in the 2024 Annual Meeting of Shareholders of Regions Financial Corporation, to be held virtually on April 17, 2024, at 9:00 A.M. Central Time.

The past year certainly provided unexpected challenges, as rising rates, bank failures, elevated banking fraud, and expanded geopolitical concerns created disruption and uncertainty. Despite these challenges, the Regions team adapted to the changing landscape and delivered solid performance, all with a view toward our mission to create shared value for our shareholders, customers, associates, and communities. As the Regions team works to deliver on its mission, the Board recognizes that we are directly accountable to our shareholders, and that good governance practices and prudent oversight of the Company's strategy, performance, and risk management are critical to Regions' success. We value the opportunity to report to you on our practices and philosophy with respect to these important responsibilities.

Pursuant to Regions' mandatory retirement age for Directors, I am retiring from the Board effective as of the 2024 Annual Meeting. Since 2019, I have had the privilege to serve as Regions' independent Chair. During my tenure as Chair, Regions has undergone significant changes and successfully met several challenges. At the same time, John Turner, our President and Chief Executive Officer, has become a seasoned chief executive and Director, successfully driving Regions' operations and strategy to meet those challenges. Accordingly, the Board has determined to appoint John Turner as Chair of the Board, effective upon my retirement. In addition, the Board has appointed Ruth Ann Marshall to serve as Lead Independent Director to provide strong, independent leadership to the Board. I am confident that Regions and its stakeholders will greatly benefit from John's deep knowledge of the Company and Ruth Ann's extensive record of leadership and passion for Board effectiveness.

I would also like to take this opportunity to thank Johnny Johns, who will similarly be retiring from the Board in April following many years of dedicated service to the Company. The Board will miss his steadfast commitment and valuable insights, particularly through his leadership as Chair of the Risk Committee. In light of additional Directors reaching the mandatory retirement age in the coming years, the Board has remained focused on Board refreshment to ensure our Board comprises a wide variety of skills and perspectives, which we believe is a critical component of Board effectiveness. To that end, we welcomed Alison Rand and Bill Rhodes to the Board over the past year. We believe Alison's strong financial management background and Bill's long tenure as a chief executive and passion for superior customer service meaningfully complement the Board and Regions' strategy.

The Board firmly believes that ongoing engagement with our shareholders, as owners of the Company, is critically important to ensuring that Regions remains aligned with your interests. Your feedback and perspectives are instrumental to our Board oversight responsibilities and to Regions' strategy focused on soundness, profitability, and growth. We look forward to continuing our conversations with you, as part of our robust shareholder engagement program, and incorporating your feedback to continuously improve Regions for you and all of our stakeholders.

It has been an honor to serve as Chair of your Board, and I am proud of the Board's progress and successes during my tenure. On behalf of the entire Board, I would like to thank our shareholders for your ongoing support and confidence. As we look ahead to 2024, you can trust that the Board is well positioned to continue representing you in providing strong, independent oversight of management.

On behalf of the Board of Directors,

Charles D. McCrary

Charles D. McCrary
Independent Chair of the Board
March 4, 2024

NOTICE OF 2024

Annual Meeting of Shareholders

To the Shareholders of Regions Financial Corporation:

The 2024 Annual Meeting of Shareholders of Regions Financial Corporation ("Regions"), a Delaware corporation, will be held on Wednesday, April 17, 2024 at 9:00 A.M. Central Time via webcast at **www.virtualshareholdermeeting.com/RF2024**. At the meeting, shareholders will vote on the following matters:

1	Election of Directors
2	Ratification of Appointment of Independent Registered Public Accounting Firm
3	Advisory Approval of Executive Compensation
4	Advisory Approval of Frequency of Future Advisory Votes on Executive Compensation
5	A Shareholder Proposal, if properly presented at the meeting

ATTENDING THE MEETING

Registered and beneficial shareholders as of the Record Date are entitled to attend, vote, and ask questions at this year's virtual annual meeting by logging in using the 16-digit control number appearing on the Notice of Internet Availability of Proxy Materials, email notification, voting instruction form, or paper proxy card. Guests without a control number may also attend the meeting, but they will not be permitted to vote or submit questions. Additional information and rules of conduct will be provided on the Virtual Shareholder Meeting website at the time of the meeting.

It is recommended that attendees log into the meeting beginning fifteen minutes prior to the meeting time to address any technical issues. The Virtual Shareholder Meeting website will provide technical assistance to attendees experiencing issues accessing the meeting. The technical support contact information will appear on the meeting website prior to the start of our meeting. We may adjourn or postpone the meeting, and if we elect to do so, details on how to participate will be made available at **ir.regions.com**.

To vote your shares, please follow the instructions in the Notice of Internet Availability of Proxy Materials or the proxy card you received in the mail. If you vote by telephone or via the Internet, you need not return a proxy card. You may revoke your proxy at any time before the vote is taken by notifying the Corporate Secretary of Regions in writing or by validly submitting another proxy by telephone, Internet, or mail. If you attend the meeting, you may vote your shares at that time, which will supersede your proxy. If you hold shares through a brokerage firm, bank, or similar entity ("Broker"), check the voting instructions provided to you by that Broker. More information on changing your vote can be found on page 132.

By order of the Board of Directors,

[signature]

Tara A. Plimpton
Chief Legal Officer and Corporate Secretary
March 4, 2024



DATE

Wednesday, April 17, 2024



TIME

9:00 A.M. Central Time



VSM WEBSITE

www.virtualshareholder
meeting.com/RF2024



RECORD DATE

February 20, 2024

Your vote is important!

Whether or not you plan to attend the annual meeting, you are encouraged to promptly submit your proxy with voting instructions.

Table of Contents

MARCH 4, 2024

Proxy Statement

The Board of Directors ("Board") of Regions Financial Corporation ("Regions," "Company," "we," "us," or "our") is furnishing you with this proxy statement to solicit proxies on its behalf to be voted at the 2024 Annual Meeting of Shareholders to be held on Wednesday, April 17, 2024, at 9:00 A.M. Central Time, via **Webcast at www.virtualshareholdermeeting.com/RF2024**. The proxies may also be voted at any adjournments or postponements of the annual meeting.

The mailing address of our principal executive offices is 1900 Fifth Avenue North, Birmingham, Alabama 35203. We are furnishing the proxy materials to shareholders beginning on or about March 4, 2024.

All properly executed written proxies and all properly completed proxies submitted by telephone or the Internet that are delivered pursuant to this solicitation will be voted at the 2024 Annual Meeting of Shareholders in accordance with the directions given in the proxy, unless the proxy is revoked prior to completion of voting at the meeting.

RECORD DATE

Only owners of record of shares of Regions common stock as of the close of business on February 20, 2024, the Record Date, are entitled to notice of, and to vote at, the meeting or at any adjournments or postponements of the meeting.

Each owner of record on the Record Date is entitled to one vote for each share of common stock held.

NOTICE AND ACCESS

The proxy materials were first made available to shareholders on or about March 4, 2024. We are continuing to use the Securities and Exchange Commission's ("SEC") Notice and Access rule, allowing us to furnish our proxy materials to shareholders over the Internet. This means most of our shareholders will receive only a notice containing instructions on how to access the proxy materials over the Internet and vote online. This offers a convenient way for shareholders to review the materials. The notice is not a proxy card and cannot be used to vote.

If you received a proxy card, please consider signing up to receive these materials electronically in the future by following the instructions after you vote your shares over the Internet. Enrolling in future electronic delivery of annual meeting materials reduces Regions' printing and mailing expenses.

To enroll in electronic delivery you may also visit http://enroll.icsdelivery.com/rf.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting

The 2024 Proxy Statement and Notice of Annual Meeting of Shareholders; the Annual Report on Form 10-K for the year ended December 31, 2023; and the CEO's Letter are available at ir.regions.com/governance/annual-meeting-of-shareholders *and* proxyvote.com.

Proxy Summary



Date & Time
Wednesday, April 17, 2024
at 9:00 A.M. CDT

This summary highlights certain information about Regions. It does not contain all of the information provided elsewhere in this proxy statement; therefore, you should read the entire proxy statement carefully before voting.

For more complete information regarding the Company's 2023 performance, review the Company's Annual Report on Form 10-K for the year ended December 31, 2023, available through our website at **ir.regions.com/governance/annual-meeting-of-shareholders**.



VSM Website
www.virtualshareholder
meeting.com/RF2024



Record Date
February 20, 2024

WAYS TO VOTE



Mobile Device

To vote with your mobile device (tablet or smartphone), scan the **Quick Response Code** that appears on your proxy card or Notice of Internet Availability of Proxy Materials (may require free software download).



Internet

To vote over the Internet, visit **proxyvote.com** and enter your 16-digit control number that appears on your proxy card, email notification, or Notice of Internet Availability of Proxy Materials.



Telephone

To vote by telephone, call **1-800-690-6903** and follow the recorded instructions. If you vote by telephone, you will also need your 16-digit control number.



Mail

If you requested printed copies of the proxy materials to be sent to you by mail, vote by filling out the proxy card and returning it in the envelope provided to: **Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717**.



During the Annual Meeting Webcast

Additionally, you may vote electronically **during the Webcast** of the annual meeting. If you vote during the webcast, you also will need your 16-digit control number.

VOTING RECOMMENDATIONS

Proposals		Board Recommendation	More Information
1	Election of Directors	**FOR** each nominee	Page 15
2	Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	Page 67
3	Advisory Vote on Executive Compensation	**FOR**	Page 72
4	Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation	**EVERY YEAR**	Page 73
5	Shareholder Proposal	**AGAINST**	Page 126

Information about Regions

Regions is a financial holding company headquartered in Birmingham, Alabama, operating in the South, the Midwest, and Texas. In addition, Regions operates several offices delivering specialty capabilities in New York, Washington D.C., Chicago, and other locations nationwide. Regions provides financial solutions for a wide range of clients including retail and mortgage banking services, commercial banking services, and wealth and investment services. Further, Regions and its subsidiaries deliver specialty capabilities including merger and acquisition advisory services, capital markets solutions, home improvement lending, and more.

Regions is a Delaware corporation. Its principal executive offices are at 1900 Fifth Avenue North, Birmingham, Alabama, 35203. Regions is a member of the S&P 500 Index. Regions' common stock, par value $.01 per share, is listed on the New York Stock Exchange ("NYSE") under the symbol RF.

As of December 31, 2023, Regions had total consolidated assets of approximately $152.2 billion, total consolidated deposits of approximately $127.8 billion, and total consolidated shareholders' equity of approximately $17.4 billion.

Regions conducts its banking operations through its wholly owned subsidiary, Regions Bank, an Alabama state-chartered commercial bank that is a member of the Federal Reserve System.

As of December 31, 2023, Regions Bank operated 1,271 branch outlets and 2,023 ATMs. For more information about Regions and its business, see our Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC.

Regions Bank *is ranked 19th in the U.S. in total deposits.*



- ● Ascentium
- ▲ EnerBank
- ● First Sterling
- ● Business Capital
- ● Capital Markets
- ● Commercial Banking
- ● Corporate Banking
- ● Equipment Finance
- ● Government/Institutional
- ● Institutional Services
- ● Private Wealth
- ● Real Estate
- ● Specialized Industries

Our Strategy

Strong Foundation. Positioned for Growth.

Our vision, mission, and values continue to be the foundational elements of our 2024-2026 Strategic Plan and are integral to our ability to serve and support our stakeholders, including our customers, communities, associates, and shareholders. Our strategic priorities and values, as shown below, balance the needs of all of these stakeholders.



Our Strategic Priorities





Focus on the Customer
Build the Best Team
Strengthen Financial Performance
Enhance Risk Management
Continuously Improve

Our Values

Do What is Right
Put People First
Enjoy Life
Focus on the Customer
Reach Higher

Regions believes that local, relationship banking powered by great technology sets us apart in the markets we serve.

Our strategic plan focuses on three goals—soundness, profitability, and growth. It is how we differentiate ourselves, drive transformative change, and become the undisputed customer experience leader in the industry:

- **Soundness**: Protecting our strong foundation so that we will be in a position to further enhance the customer experience by modernizing operating systems, preventing fraud, managing risk, and strengthening our balance sheet.
- **Profitability**: Delivering value to all stakeholders by making strategic investments, maintaining high credit standards, and continuously improving how we operate and produce results.
- **Growth**: Innovating and transforming every area of the organization to build our future bank by changing how we go to market, providing customers with greater convenience and access, and empowering all associates to work together, smarter and better.

Each of the Company's business groups is responsible for creating its own strategic plan. During the strategic planning process, and throughout the year, our strategy and business decisions are informed by feedback from our stakeholders.



GENERATING
Consistent, Sustainable Long-Term Performance

John M. Turner, Jr.

"We're starting 2024 in a position of strength, and that will serve us well during what will likely be another year with some challenges and uncertainty. With this operating environment in mind, we've developed a solid strategic plan. It's a plan we can be confident in – one that allows us to continue delivering consistent, sustainable, long-term performance."

John M. Turner, Jr.

President and Chief Executive Officer

Member of the Board of Directors

Regions Financial Corporation

FINANCIAL OVERVIEW

Financial Performance				
		FY 2023		FY 2022
Total Revenue	$	7.6 billion	$	7.2 billion
Net Interest Income	$	5.3 billion	$	4.8 billion
Non-Interest Expense	$	4.4 billion	$	4.1 billion
Net Income Available to Common Shareholders	$	2.0 billion	$	2.1 billion
Diluted Earnings Per Share	$	2.11	$	2.28
Efficiency ratio		57.9 %		56.0 %
Net-Charge Offs		0.40 %		0.29 %

FIVE-YEAR STOCK PERFORMANCE

This graph shows the cumulative total shareholder return for Regions common stock in each of the five years from December 31, 2018, to December 31, 2023. The graph also compares the cumulative total returns for the same five-year period with the S&P 500 Index and the S&P 500 Banks Index. The comparison assumes $100 was invested on December 31, 2018, in Regions common stock, the S&P 500 Index, and the S&P 500 Banks Index, and that all dividends were reinvested.



Board, ESG, and Compensation Facts

Board Composition and Operations	
Voting Standard	Majority with plurality carve-out for contested elections
Annual Elections	Yes
Mandatory Retirement Age	Yes (72)
Director Term Limits	No
Director Resignation Policy	Yes
Standing Board Committee Membership Independence	100%
Shareholder Rights	
One Share, One Vote	Yes
Cumulative Voting	No
Vote Standard for Charter/By-Law Amendment	75%
Shareholder Right to Call Special Meeting	No
Shareholder Right to Act by Written Consent	No
Board Authorized to Issue Blank-Check Preferred Stock	Yes; capital plan regularly submitted to the Federal Reserve
Poison Pill	No
Proxy Access By-Law	Yes
Other Governance Practices	
Codes of Conduct for Directors, Executive Officers, and Associates	Yes; posted on website
Rooney Rule for Director Candidate and Section 16 Officer Searches	Yes
Year-Round Shareholder Engagement	Yes
Robust Stock Ownership Guidelines	Yes
Anti-Hedging and Anti-Pledging Policies	Yes
Environmental and Social Practices	
Board-Level ESG Oversight	Yes; led by Nominating and Corporate Governance ("NCG") Committee
Annual ESG Report Aligned with Several ESG Reporting Frameworks	Yes; posted on website
Disclosure of Workforce Demographics (EEO-1 Data)	Yes; posted on website
Semi-Annual Report on Political Contributions	Yes; posted on website
Operational Greenhouse Gas Emissions Reduction Target (50% by 2030)	Yes
Active Participant in ESG-Focused Industry Groups	Yes
Compensation Practices	
CEO Pay Ratio	139:1
Clawback Policies	Yes; robust compensation recoupment program underscored by two policies
Employment Agreements for Executive Officers	No
Repricing of Underwater Options	No
Excessive Perks	No
Pay-for-Performance	Yes
Frequency of Say-on-Pay Advisory Vote	Annual
Double-Trigger Change-in-Control Provisions	Yes
Independent Compensation Consultant	Frederic W. Cook & Co., Inc.

Proposal 1 — Election of Directors (page 15)

We believe that annual elections keep our Directors accountable to our shareholders. Accordingly, the current term of office of all of our Directors expires at the 2024 Annual Meeting. The Board proposes that the 13 nominees included in this proxy statement be elected as Directors for a term of one year, expiring at the 2025 Annual Meeting, and until their successors are duly elected and qualified, or their earlier retirement, resignation, or removal.

Our Director nominees possess a diverse mix of backgrounds, skills, experience, and perspectives. This proxy statement includes important information about the experiences, qualifications, attributes, and skills of the Director nominees that led the NCG Committee and our Board to determine that each nominee is qualified to serve as a Director.

The below chart sets forth this year's Director nominees along with their age, Board tenure, primary industry expertise, and standing Board committee membership. Current Directors Charles McCrary and Johnny Johns have reached the mandatory retirement age and therefore are not standing for re-election.

Name	Age	Independent	Director Since	Primary Industry Expertise	Regions Board Committee(s)	Other Public Company Boards [1]
Mark A. Crosswhite	61	✓	2022	Energy	Audit NCG	
Noopur Davis	62	✓	2022	Technology	Risk Technology	
Zhanna Golodryga [4]	68	✓	2019	Energy	Risk Technology (Chair)	
J. Thomas Hill	64	✓	2022	Manufacturing	Audit CHR	Vulcan Materials Company
Joia M. Johnson [4]	63	✓	2021	Consumer Products, Manufacturing, and Retail	CHR (Chair) NCG	Global Payments Inc.; Sylvamo Corporation
Ruth Ann Marshall [4]	69	✓	2011	Financial Services	CHR NCG (Chair)	ConAgra Brands, Inc.; Global Payments Inc.
James T. Prokopanko [3]	70	✓	2016	Chemicals, Mining, and Agriculture	NCG Risk	Vulcan Materials Company; Xcel Energy Inc.
Alison S. Rand [2]	56	✓	2023	Financial Services	Audit Technology	
William C. Rhodes, III [2]	58	✓	2024	Retail	Audit CHR	AutoZone
Lee J. Styslinger III	63	✓	2003	Manufacturing and Transportation	NCG Risk	Vulcan Materials Company
José S. Suquet [2][3][4]	67	✓	2017	Insurance	Audit (Chair) Risk	
John M. Turner, Jr. [4]	62	CEO	2018	Financial Services		
Timothy Vines [2]	58	✓	2018	Healthcare and Insurance	Audit CHR	

(1)   Corporations subject to the registration or reporting requirements of the Securities Exchange Act of 1934 ("Exchange Act"), or registered under the Investment Company Act of 1940

(2)   Audit Committee Financial Expert

(3)   Risk Management Expert

(4)   Member of Regions' Executive Committee

 *The Board unanimously recommends you vote "FOR" each Director nominee standing for election.*

BOARD SKILLS AND COMPOSITION

Based on information provided in response to our 2023 year-end Director questionnaires, the following charts and graphs outline certain attributes the Director nominees bring to the Board, as well as the number of Director nominees with considerable or extensive experience in areas critical to Regions' operations. Information pertaining to **each individual Director nominee's experience, along with other Board composition data points**, is further detailed in the *Board Composition and Skills* and *Director Nominees* subsections, which both appear in *Proposal 1—Election of Directors*.

Tenure



5.6 yrs
Avg. Tenure


- ≤ 5 years
- 6 - 10 years
- ≥ 11 years

Age



63 yrs
Avg. Age


- ≤ 60 years
- 61-65 years
- 66-69 years
- ≥ 70 years

Gender Diversity



38%
Female


- Female
- Male

Racial/Ethnic Diversity



31%
Diverse


- Diverse
- Not Diverse

Independence



92%
Independent


- Independent
- Not Independent

Overall Diversity*



54%
Diverse


- Diverse
- Not Diverse

*Includes gender, race/ethnicity, and sexual orientation (LGBTQ+)



Skill	Count
Audit/Accounting/Finance and Capital Planning	7
Banking and Financial Services	6
Business Operations and Technology/Innovation/AI	9
Corporate Governance	13
Customer Focus and Community Engagement	12
Environmental Sustainability Practices	8
Executive Compensation and Benefits	10
Human Capital Management	12
Information/Cyber Security	6
Regulatory Compliance	8
Risk Management	11
Strategic Planning and Strategy Development	12

Corporate Governance (page 34)

Our Board works with executive management to monitor not only compliance with laws and regulations, but whether we are keeping pace with the constantly changing corporate governance landscape.

By aligning our practices with leading corporate governance principles, we believe the Board and the Company are better positioned to deliver long-term value. We must hold ourselves to high standards when it comes to corporate governance, ethics, and risk management.

Disclosures about the Board's oversight of our governance practices and risk management; corporate governance shareholder engagement; Director independence; and transactions with related persons, among other topics, can be found in the *Corporate Governance* section. This section also discusses the documents that compose Regions' governance framework, such as our Corporate Governance Principles, By-Laws, and Board committee charters.

CORPORATE GOVERNANCE HIGHLIGHTS

Board Refreshment	**Customized ESG Approach**	**Rooney Rule**	**54% Diverse**	**72 Years**
Added Alison Rand to our Board in October 2023, and Bill Rhodes in March 2024	Tailored to align with business strategy and deliver shared value	Utilize for Director candidate and Section 16 Officer searches, including CEO succession	Overall diversity of Director nominees, including gender, race/ethnicity, and sexual orientation (LGBTQ+)	Mandatory Director retirement age

No Hedging/Pledging	**Year-Round Engagement**	**Overboarding Policy**	**Independent Board Leadership**	**ESG Oversight**
Directors and executive officers are prohibited from entering into hedging agreements or pledging stock	Ongoing dialogue with institutional shareholders, including Director-Shareholder engagement when requested	Overboarding policy consistent with high standards of shareholders; no overboarded Directors under our policy	Appointed strong Lead Independent Director with robust duties; 100% independence in standing committee membership	Direct and continuous oversight of the Company's ESG-related practices and disclosures

Additional corporate governance highlights can be found in the *Board, ESG, and Compensation Facts* table in the *Proxy Summary*.

BOARD REFRESHMENT IN 2023

Our Board and NCG Committee maintain a robust refreshment and recruitment process in which the members focus on identifying, considering, and evaluating potential Board candidates in connection with an ongoing review of Board needs. The Board also continuously reviews and assesses its composition through its self-evaluation process.

In light of Directors McCrary's and Johns' retirements at the upcoming annual meeting due to reaching our mandatory retirement age for Directors, the NCG Committee spent considerable time in 2023 focusing on intentional, long-term Board refreshment. To that end, we added Alison Rand and Bill Rhodes to our Board in 2023 and 2024, respectively. The NCG Committee considered Director Rand's strong financial management background and her passion for community engagement , as well as Director Rhodes' extensive experience in strategic leadership as a Chairman and CEO of a large public company in one of Regions' significant growth markets, and believes that their additions bring a diverse range of skills, experience, and perspectives that further contribute to an engaged and well-balanced Board.

The following chart provides an overview of the process undertaken by the Board to identify, evaluate, appoint, and onboard our two new Directors. Additional details regarding the Board's process for appointing new Directors may be found in the *Director Succession Planning* and *Board Refreshment* and *Director Onboarding and Education* subsections of *Corporate Governance*.



Identification of Candidates

The NCG Committee reviewed candidates identified by independent Directors; an independent search firm; associates and management; shareholders; and self-recommendations, among other sources, and identified Directors Rand and Rhodes as priority Board candidates.

Assessment, Interviews, and Discussions

The NCG Committee considered the qualifications of Directors Rand and Rhodes in light of Board needs; due diligence research conducted on them; their independence; input from other Directors following interviews; and their other commitments and ability to devote sufficient time to Board duties.

Appointment and Committee Assignments

Following a thorough assessment, and upon recommendation of the NCG Committee, the Board determined to appoint Directors Rand and Rhodes to the Board and assigned them to committees based upon the NCG Committee's review of the Directors' skills.

Onboarding and Education

The Directors participated in Regions' comprehensive onboarding program involving a combination of presentations and meetings with management. The Directors were also assigned a Director mentor to acclimate them to the goals and procedures of the Board.

Environmental and Social Practices (page 58)

Regions' mission is to make life better for the people and places we serve. Our approach to ESG is meant to further this mission by operating in a way that benefits our stakeholders: our shareholders, our customers, the associates we employ, and the communities where we live and work.

Delivering shared value starts with robust governance, managing our ESG-related risks and opportunities in line with our broader business strategy. Our Board oversees senior management's efforts to identify and manage ESG considerations within our business and operations. Many of our customers are evaluating their own ESG-related risks and opportunities, and we seek to support their unique goals and aspirations through our products and services. Our associates are our most valuable asset in enacting this support, providing best-in-class advice, guidance, and education across all channels. As a regional bank, the relationships we form with our surrounding communities are also integral to fulfilling our mission and purpose.

Our approach to ESG, and to delivering shared value, is constantly evolving. We proactively seek out opportunities that allow us to engage with our stakeholders on our respective viewpoints, strategies, and priorities. We focus our ESG efforts on areas of significance to the Company in a manner that advances soundness, profitability, and growth. And, ultimately, we share this information to demonstrate transparency and accountability.

Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm (page 67)

The Board is asking shareholders to ratify the appointment of Ernst & Young LLP ("EY") as our independent registered public accounting firm (that is, the independent auditor) for 2024. The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent auditor retained by Regions to audit the Company's financial statements and internal controls over financial reporting. Although the Audit Committee has the sole authority to appoint the independent auditor, as a matter of good corporate governance, the Board is submitting the Audit Committee's selection of the independent auditor to our shareholders for ratification.

For more information regarding the independent auditor, amounts billed to us for services provided during 2023 and 2022, and the responsibilities of our Audit Committee with respect to the independent auditor, see the discussion beginning on page 67.

 ***The Board unanimously recommends you vote "FOR" the ratification of the appointment of Ernst & Young LLP.***

Proposal 3 — Advisory Vote on Executive Compensation (page 72)

The Compensation and Human Resources Committee ("CHR Committee") understands and appreciates the interest our shareholders have in our executive compensation program. In acknowledgment of that interest, and because we believe it is essential to our commitment to sound governance, the CHR Committee seeks shareholder feedback regarding our overall policies and practices relating to the compensation of our Named Executive Officers ("NEOs"). One way the CHR Committee receives shareholder feedback is through an annual, non-binding, advisory "Say-on-Pay" vote.

Last year, shareholders approved our executive compensation program with 91.1 percent of the votes cast in favor of the proposal. The CHR Committee considers the Say-on-Pay voting results and other shareholder feedback when approving compensation plan design changes and pay decisions for future performance periods.

Throughout 2023, we engaged with our shareholders to answer questions and discuss issues or concerns with our compensation program. During these meetings, we discussed Regions' commitment to shared value and robust corporate governance practices.

See our *Compensation Discussion and Analysis ("CD&A")* for more information regarding shareholder responsiveness, the actions taken, and the decisions made by the CHR Committee during 2023. Future Say-on-Pay votes will be closely monitored to ensure there is continued support among our shareholders for our pay programs and decisions.

 *The Board unanimously recommends you vote "FOR" the compensation of our NEOs as set forth in this proxy statement.*

2024 EXECUTIVE OFFICERS

Our current executive officers, who are also designated as officers of the Company subject to Section 16 of the Exchange Act ("Section 16 Officers"), are listed below:

Name	Age	Position
John M. Turner, Jr.*	62	President and Chief Executive Officer ("CEO")
David J. Turner, Jr.*	60	Chief Financial Officer ("CFO")
Ronald G. Smith*	63	Head of Corporate Banking Group
David R. Keenan*	56	Chief Administrative and Human Resources Officer ("CAHRO")
Kate R. Danella	45	Head of Consumer Banking Group
C. Dandridge Massey	53	Chief Enterprise Operations and Technology Officer
Scott M. Peters	62	Chief Transformation Officer
Tara A. Plimpton	55	Chief Legal Officer and Corporate Secretary
William D. Ritter	53	Head of Wealth Management Group
Russell K. Zusi [1]	49	Chief Risk Officer ("CRO")

* Named Executive Officer

(1) The Company appointed Mr. Zusi as Chief Risk Officer on January 1, 2024. Mr. C. Matthew Lusco retired as our Chief Risk Officer effective January 2, 2024. As Mr. Lusco was employed for the entirety of the 2023 performance year, he is included in this proxy statement as a Named Executive Officer and is referred to as the Chief Risk Officer throughout the *CD&A*.

EXECUTIVE COMPENSATION

The following is an overview of the compensation decisions made in 2023 for our NEOs and the performance-based criteria for those decisions:

- After reviewing NEO target pay levels in early 2023, the CHR Committee increased base salaries for four of the five NEOs, including the CEO.

- The CHR Committee determined that 2023 incentive compensation levels and targets for our NEOs were generally competitive and reflect the contribution of our executives to the success of the Company. In recognition of performance, growth in roles, and market changes, increases to incentive targets were limited to the long-term incentive compensation target for the CEO, the Head of Corporate Banking Group, and the Chief Administrative and Human Resources Officer.

- Performance for the 2023 annual incentive plan generated below target results, with the final corporate performance component yielding 46 percent of annual incentive target expectations.

- Long-term incentive grants issued for the year continue to constitute a large portion of direct compensation for our NEOs, which aligns with our philosophy to create a strong tie between NEO and shareholder financial interests by sustaining positive performance over a multi-year period. Consistent with prior grants, the long-term incentives granted in 2023 include three components that are subject to the Company meeting certain safety and soundness criteria:

  1. **Restricted Stock Units** ("RSUs") that vest after three years of continued service and for which the ultimate value and amount are based on the future financial performance of our stock.

  2. **Performance Stock Units** ("PSUs") that vest after three years of continued service and for which the ultimate value and amount are based on the achievement of certain operating goals and metrics, as well as the future financial performance of our stock.

  3. **Performance Cash Units** ("PCUs") that vest after three years of continued service and for which the ultimate value and amount are based on the achievement of certain operating goals and metrics, but because they are denominated in cash, are not influenced by our stock price performance.

For more information on these decisions, see the *CD&A* beginning on page 75.

The charts below show the 2023 compensation mix expressed as a percentage of total direct compensation for Regions' President and CEO, Mr. J. Turner, and for the other four NEOs as a group.



CEO 2023 Compensation Mix

64% Variable Pay

68% Long-Term Awards

- ■ Base Salary **(13%)**
- ■ Annual Cash Incentive **(19%)**
- ■ Long-Term Performance Awards **(45%)**
- ■ Restricted Stock Units **(23%)**

Other NEO 2023 Compensation Mix

57% Variable Pay

54% Long-Term Awards

- ■ Base Salary **(25%)**
- ■ Annual Cash Incentive **(21%)**
- ■ Long-Term Performance Awards **(36%)**
- ■ Restricted Stock Units **(18%)**

2023 Compensation Overview Table

| Name | Principal Position | Base Salary ($) | Long-Term Awards ($) | | Annual Cash Incentive ($) | Total ($) |
			Stock Awards ($)	Non Equity LTI Granted (Cash)($)		
John M. Turner, Jr.	President and CEO	1,100,000	3,733,333	1,866,667	1,522,280	8,222,280
David J. Turner, Jr.	Chief Financial Officer	705,000	1,000,000	500,000	599,263	2,804,263
C. Matthew Lusco	Chief Risk Officer	605,000	800,000	400,000	474,502	2,279,502
Ronald G. Smith	Head of Corporate Banking Group	600,000	1,000,000	500,000	487,580	2,587,580
David R. Keenan	Chief Administrative and Human Resources Officer	600,000	800,000	400,000	545,044	2,345,044

The above table illustrates how the CHR Committee viewed NEO compensation for 2023. It differs from the Summary Compensation Table required by the SEC and included in the section *Compensation of Executive Officers* beginning on page 104. The principal differences can be summarized as follows:

- The above table summarizes the entire value of the long-term incentive grants made to NEOs in 2023 for the 2023-2025 performance years in the "Long-Term Awards" columns. The annual grant consisted of three equal parts, RSUs, PSUs, and PCUs, which are all subject to future performance goals and/or vesting. Both the stock and non-equity (i.e., cash) portions of the 2023 grant are reflected in this table and are considered 2023 compensation by the CHR Committee.

- Under rules established by the SEC, the Summary Compensation Table reports only the portion of the long-term incentive grant delivered in the form of stock equivalents in the year granted. Cash awards from the 2023 grant will not be reflected in the Summary Compensation Table until the year they are earned, which, for 2023 grants, is the year ending December 31, 2025, to be paid in 2026. Similarly, the Summary Compensation Table reports the value of the cash performance portion of the 2021 long-term incentive grant in the "Non-Equity Incentive Plan Compensation" column because the performance period for that award ended as of December 31, 2023. As described on page 91, the 2021 performance grant was earned at 150 percent of target. The value of this award is not included in the table above because it was considered by the CHR Committee to be 2021 compensation, although subject to future performance criteria.

- The Summary Compensation Table reports the following items that are not included in the table above: (i) change in pension value, (ii) nonqualified deferred compensation earnings, and (iii) compensation associated with perks, benefits, and other miscellaneous items, which is referred to as All Other Compensation in the Summary Compensation Table.

For more detail, see the *CD&A* beginning on page 75.

Proposal 4 — Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation (page 73)

In addition to the advisory vote on our executive compensation program, we are also asking shareholders to cast a non-binding advisory vote on the frequency of future advisory votes on our executive compensation program. Our last frequency vote was held in 2018, at which time the shareholders recommended an annual Say-on-Pay vote, and the Board affirmed that recommendation. We are once again asking our shareholders how frequently we should hold future Say-on-Pay votes. You may vote to hold the Say-on-Pay vote every year, every two years, or every three years.

 *The Board unanimously recommends you vote for holding future advisory votes on executive compensation "EVERY YEAR."*

Proposal 5 — Shareholder Proposal Relating to a Report on Risks of Politicized De-Banking (page 126)

We are asking shareholders to vote on a proposal submitted by a shareholder. For more information regarding this proposal, as well as the Board's responsive statement, see the discussion beginning on page 126.

 ***The Board unanimously recommends you vote "AGAINST" the shareholder proposal as disclosed in this proxy statement.***

PROPOSAL ONE

Election of Directors

The Board has determined that it is good governance for all Directors to be elected annually, as we believe that annual elections keep the Directors accountable to our shareholders. Accordingly, the current term of office of all of our Directors expires at the 2024 Annual Meeting. The Board proposes that the 13 nominees included in this proxy statement be elected as Directors for a term of one year, expiring at the 2025 Annual Meeting, and until their successors are duly elected and qualified, or their earlier retirement, resignation, or removal.

WHY DOES THE BOARD RECOMMEND A VOTE "FOR" EACH NOMINEE?

Our Director nominees possess a diverse mix of backgrounds, skills, experience, and perspectives. This proxy statement includes information about each Director nominee that led the NCG Committee and our Board to determine that the nominee is qualified to serve as a Director.

WHAT IS THE EFFECT OF THIS PROPOSAL?

Each of the 13 nominees will be elected if a majority of the votes cast at the annual meeting are voted in favor of the nominee.

Our Corporate Governance Principles provide that an incumbent nominee who fails to receive a majority of the votes cast shall automatically be deemed to have tendered their resignation following certification of the vote. The NCG Committee shall consider such resignation and shall recommend to the Board the action to be taken. Any Director (1) whose resignation is under consideration or (2) who serves on another company's board with the Director whose resignation is under consideration, shall not participate in the NCG Committee recommendation or the Board decision regarding whether to accept the resignation. The Board shall take action within 90 days following certification of the vote, unless such action would cause the Company to fail to comply with any requirement of the NYSE or any rule or regulation promulgated under the Exchange Act, in which event the Company shall take action as promptly as is practicable while continuing to meet such requirements. The Board will promptly disclose its decision, and the reasons supporting it, in a Form 8-K furnished to the SEC.

As permitted by our By-Laws, the Board has fixed the number of Directors at 13, effective as of the annual meeting. All nominees have consented to being named in this proxy statement for consideration at the annual meeting. If, however, a nominee is unable or unwilling to serve and the Board does not elect to reduce the size of the Board, shares represented by proxies may be voted for a substitute candidate nominated by the Board. Any Director vacancies created between annual meetings (such as by a current Director's death, resignation, or removal, or by an increase in the number of Directors in accordance with our By-Laws) may be filled by a majority vote of the Directors then in office. Any Director appointed in this manner would hold office until the next annual meeting.

> *The Board unanimously recommends you vote "FOR" each Director nominee standing for election.*

Nominees for Election to the Board of Directors

- *Mark A. Crosswhite*
- *Noopur Davis*
- *Zhanna Golodryga*
- *J. Thomas Hill*
- *Joia M. Johnson*
- *Ruth Ann Marshall*
- *James T. Prokopanko*
- *Alison S. Rand*
- *William C. Rhodes, III*
- *Lee J. Styslinger III*
- *José S. Suquet*
- *John M. Turner, Jr.*
- *Timothy Vines*

Criteria Considered by the NCG Committee

The NCG Committee is charged with identifying, evaluating, and recommending to the Board individuals whom it believes are qualified to become Directors. The NCG Committee will consider and assess candidates consistent with criteria established by the Board and set forth in the Corporate Governance Principles and will take into consideration pertinent factors bearing on the qualifications of candidates in light of such criteria. The NCG Committee also assesses candidates for directorship in the context of the current composition of the Board and Regions' evolving needs.

The NCG Committee actively considers diversity in its recruitment and nomination of individuals for directorship, and diversity is a component of the Board's annual self-evaluation. To facilitate the consideration of diversity in the Board refreshment process and ensure the effectiveness of the Board's commitment to diversity, the NCG Committee has a variety of tools at its disposal to evaluate the composition of the Board, including the Board Composition Matrix, which is reviewed and updated regularly, and other point-in-time statistics on the Board. The NCG Committee strives for the Board to reflect a range of talents, ages, skills, backgrounds, and expertise sufficient to provide sound and prudent guidance and oversight with respect to Regions' operations and strategy.

> ### *Commitment to Board Diversity*
>
> *When searching for new candidates, the NCG Committee shall endeavor to include highly qualified candidates who reflect diverse backgrounds (including gender, race, and ethnicity) in the pool from which candidates are chosen. Further, any third-party firm or consultants used to compile a pool of candidates will be requested to include such individuals.*

Directors should have experience in positions with a high degree of responsibility, serve as leaders in the companies or institutions with which they are affiliated, and be selected based upon contributions they can make to the Board and the Company. In addition to the items specified in the Corporate Governance Principles, the NCG Committee considers the technical and professional skills nominees have gained through their professional and leadership roles. Such skills may include, but are not limited to, those listed in the table following the Board Skills Matrix. The NCG Committee selects candidates who possess the highest personal and professional ethics, integrity, and values, and candidates must be committed to representing the long-term interests of Regions' shareholders.

The NCG Committee considers tenure when making decisions with respect to Director nominations. Current tenure represented on the Board is well balanced among newer and more seasoned Directors, with the average Director nominee tenure being approximately **5.6 years** and approximately 85 percent of the nominees serving for ten or fewer years. Our longer-serving Directors have vital expertise and institutional knowledge that provide the Board with a better understanding of our business and ability to oversee management. The NCG Committee believes that this knowledge and perspective, especially when counterbalanced with fresh viewpoints of newer Directors, continues to generate long-term value for all of our stakeholders.

These factors, along with other considerations such as the results from the self-evaluation process and independence findings, are part of the overall total mix of items evaluated by the NCG Committee and Board when making nomination determinations. For more information, see the *Board Evaluations* and *Director Independence* subsections of *Corporate Governance*.

Board Composition and Skills

The following matrices set forth, for each Director nominee, their age and Board tenure; the number of public company boards on which they serve, each as of March 4, 2024; their independence; the skills they bring to the Board; and other qualities and experiences that contribute to diverse perspectives. Each Director certified their respective skills, which are further described on the following pages, and diversity characteristics as part of the 2023 year-end Director questionnaires.

BOARD COMPOSITION MATRIX

	Crosswhite	Davis	Golodryga	Hill	Johnson	Marshall	Prokopanko	Rand	Rhodes	Styslinger	Suquet	Turner	Vines	Avg/Total
Independence/Public Boards														
Independent	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	CEO	✓	92%
No. of Public Boards*	1	1	1	2	3	3	3	1	2	2	1	1	1	
Gender Identity														
Female		✓	✓		✓	✓		✓						5
Male	✓			✓			✓		✓	✓	✓	✓	✓	8
Age/Tenure														
Age (years)	61	62	68	64	63	69	70	56	58	63	67	62	58	63
Tenure (years)[†]	1	1	5	1	2	12	7	< 1	< 1	20	7	5	5	5.6
Demographic Background														
Asian (including South Asian)		✓												1
Black or African American					✓								✓	2
Hispanic or Latinx											✓			1
White	✓		✓	✓		✓	✓	✓	✓	✓		✓		9
LGBTQ+						✓								1
Non-US Born		✓	✓				✓				✓			4
Multilingual		✓	✓							✓	✓			4

*   Including Regions.

†   Tenure calculated in full-year increments.

In addition to the composition factors listed above, other characteristics incorporated into the Director questionnaires included veteran status and whether any nominees self-identified as non-binary. None of the Directors self-identified as either of these.

BOARD SKILLS MATRIX

Skill*	Crosswhite	Davis	Golodryga	Hill	Johnson	Marshall	Prokopanko	Rand	Rhodes	Styslinger	Suquet	Turner	Vines
Audit/Accounting/Finance and Capital Planning	■							■	■	■	■	■	■
Banking and Financial Services						■		■	■	■	■	■	■
Business Operations and Technology Innovation/AI	■	■	■			■	■	■		■	■		■
Corporate Governance	■	■	■	■	■	■	■	■	■	■	■	■	■
Customer Focus and Community Engagement	■	■				■	■	■	■	■	■	■	■
Environmental Sustainability Practices	■		■	■	■		■		■	■	■		
Executive Compensation and Benefits		■		■	■	■	■		■		■	■	■
Human Capital Management	■	■	■	■	■		■		■	■	■	■	■
Information/Cyber Security		■	■			■					■	■	■
Regulatory Compliance	■					■	■	■		■	■	■	■
Risk Management	■		■	■		■	■	■	■	■	■	■	■
Strategic Planning and Strategy Development	■	■	■	■		■	■	■	■	■	■	■	■

* Skills are based on information provided in 2023 year-end Director questionnaires and represent the number of our Director nominees with considerable or extensive experience or expertise in areas that are critical to Regions' operations, which are discussed in more detail in the following chart.

Audit/Accounting/Finance and Capital Planning

The Board is responsible for reviewing Regions' financial statements and disclosures, internal controls, and for monitoring internal and external auditors. The Board is also responsible for reviewing the Company's long-term capital plans for safety and soundness. Therefore, it is important to have Directors who understand auditing, financial reporting, finance, and capital allocation.

7/13

Banking and Financial Services

The banking and financial services industry has unique and inherent risks, challenges, and opportunities. Further, as a full-service financial holding company, Regions offers a wide range of products and services, some of which may be complex. Experience in the financial services industry contributes to the Board's oversight of the Company's strategy and is critical to our success.

6/13

Business Operations Technology and Innovation/Artificial Intelligence

Regions' customers expect efficient, market-leading services, many of which are becoming more technology driven, and we must be able to appropriately gather, process, and analyze information to better serve our customers. Our Board includes members who have business operations and technology experience so that the Board can oversee our efforts to innovate.

9/13

Corporate Governance

The Board is responsible for shaping the Company's corporate governance priorities and structure, which must be transparent and responsive to our shareholders and can have a significant impact on corporate operations. It is important that the Board reflects experience in understanding the constantly evolving corporate governance landscape.

13/13

Customer Focus and Community Engagement

Regions is committed to helping our customers and our local communities achieve their financial goals by understanding their needs and investing our resources to help them accomplish their goals. Having individuals on our Board with experience in delivering a positive environment and engaging the community is important to Regions' success.

12/13

Environmental Sustainability Practices

Regions must be cognizant of current and potential environmental risks and opportunities and how they can impact our long-term value. We continue to focus on operational sustainability goals, deepening our environmental and social risk management, and pursuing opportunities in sustainable finance, and it is important that our Board have Directors with experience in these practices.

8/13

Executive Compensation and Benefits

When properly structured, executive compensation and benefits discourage imprudent risk taking, while simultaneously acting as a business driver and ensuring alignment with long-term shareholder interests. It is important that our Board includes Directors who have experience with various executive compensation and benefits structures that may be employed to achieve this balance.

10/13

Human Capital Management

Having human capital management experience on the Board helps ensure smooth transitions, as well as fosters a productive and safe working environment. Our Board also reflects experience navigating the risks and opportunities in corporate culture and diversity, equity, and inclusion, as well as associate well-being and engagement, all areas that are drivers of long-term value.

12/13

Information/Cyber Security

As a financial institution, the safekeeping of sensitive customer, associate, and Company data is critically important, and we are increasingly dependent on information technology to deliver services to consumers and businesses. Thus, our Board includes Directors with experience in implementing, establishing, or overseeing information/cyber security systems and protocols.

6/13

Regulatory Compliance

Regions is subject to the oversight of various regulators, including the Alabama State Banking Department, the Federal Reserve, the Federal Deposit Insurance Corporation, the SEC, the Consumer Financial Protection Bureau, and the Financial Industry Regulatory Authority. Having Directors with experience in highly-regulated environments is critical to the Company's success.

8/13

Risk Management

Robust risk management is a critical aspect of operating within the financial sector and is embedded throughout our strategic plan. Having Directors with experience in overseeing risk management strengthens the Board's oversight of the risks we face. The Board, therefore, must include Directors who are very familiar with risk management processes.

11/13

Strategic Planning and Strategy Development

Directors who understand how to strategically plan for the future of the Company, in both the short- and long-term, are better able to oversee and advise management with respect to the formulation and execution of the Company's strategy and its connection to long-term value.

12/13

Director Nominees

All of the 13 nominees being voted upon at the annual meeting are standing for election or re-election.

The following biographies detail the age and principal occupations during at least the past five years for each nominee; the year the nominee joined the Board; and the other public company directorships they have held within at least the last five years. The Directors also serve as the board members of Regions Bank, an Alabama state-chartered commercial bank and wholly-owned subsidiary of Regions.

We are pleased to report that we added Alison Rand and Bill Rhodes to our Board in 2023 and 2024, respectively. From Director Rand's deep knowledge of the financial services industry and strong financial management background, to Director Rhodes' passion for superior customer service and extensive experience as a Chairman and CEO of a large public company, their additions bring a diverse range of skills, experience and perspectives that further contribute to an engaged and well-balanced Board.

Current Directors Charles McCrary and Johnny Johns have reached the mandatory retirement age and therefore are not standing for re-election.

On July 1, 2004, Regions became the successor by merger to Union Planters Corporation and the former Regions Financial Corporation. One of our current Directors was previously a member of the board of directors of the former Regions Financial Corporation.

A shareholder who wishes to recommend a candidate for consideration by the NCG Committee may do so at any time. For more information, see the *Questions and Answers about the Annual Meeting and Voting* section.

 **The Board believes that each of the 13 nominees is well qualified to serve as a Director on Regions' Board.**

DIRECTOR NOMINEES

Each nominee's key experiences, qualifications, attributes, or skills that led the Board to conclude that they should serve as a Director are described in the following biographies.



Mark A. Crosswhite

INDEPENDENT DIRECTOR SINCE:

2022

AGE: 61

REGIONS COMMITTEES:

Audit Committee

NCG Committee

Key Experience and Qualifications

- Served as Chairman, President, and CEO of Alabama Power Company, a public utility company and Southern Company subsidiary headquartered in Birmingham, Alabama, from 2014 until his retirement in 2022
- Joined Southern Company in 2004 and served in a variety of roles of increasing responsibility at Alabama Power Company and affiliated companies, including Chairman, President and CEO of Gulf Power and Chief Operating Officer of Southern Company
- Chairman of the Board of Prosper Birmingham and serves on the President's Cabinet of the University of Alabama and the Board of Governors of the University of Alabama Law School Foundation
- Has previously served as Chairman of the Boards of the Economic Development Partnership of Alabama, the Business Council of Alabama, and the Birmingham Business Alliance
- Brings to the Board extensive experience as a leader of a company in a highly regulated industry

Education

- Bachelor's degree, University of Alabama at Huntsville
- Juris Doctor degree, University of Alabama School of Law

Honors and Recognition

- Graduate, Leadership Alabama

Top Skills

- Corporate Governance
- Customer Focus and Community Engagement
- Human Capital Management
- Regulatory Compliance
- Strategic Planning and Strategy Development



Noopur Davis

INDEPENDENT DIRECTOR SINCE:

2022

AGE: 62

REGIONS COMMITTEES:

Risk Committee

Technology Committee

Key Experience and Qualifications

- Currently serves as Corporate Executive Vice President, Global Chief Information Security and Chief Product Privacy Officer of Comcast, a Fortune 30 media and technology company, leading global teams responsible for product security and privacy, cloud security, information and infrastructure security, cybersecurity risk, security engineering, security incident response, the Legal Response Center, and technical fraud

- Prior to joining Comcast in 2016, served as Vice President of global quality for Intel ISecG

- Previously served as Senior Member of Technical Staff at the Carnegie Mellon University Software Engineering Institute, principal of the management consulting firm Davis Systems (also served as Visiting Scientist at Carnegie Mellon University during this time), and has held various leadership and technical positions in Fortune 500 companies

- A member of the Institute of Electrical and Electronics Engineers and the Association of Computing Machinery

- Throughout her career, has obtained significant experience in complex technology and cybersecurity issues and related risks

Education

- Bachelor's degree (Electrical Engineering), Auburn University

- Master of Computer Science degree, University of Alabama in Huntsville

Honors and Recognition

- In February 2023, appointed as a member of the President's National Security Telecommunications Advisory Committee to advise the administration on the reliability, security, and preparedness of vital communications and information infrastructure

Top Skills

- Business Operations and Technology Innovation/AI

- Corporate Governance

- Human Capital Management

- Information/Cyber Security

- Strategic Planning and Strategy Development



Zhanna Golodryga

INDEPENDENT DIRECTOR SINCE:

2019

AGE: 68

REGIONS COMMITTEES:

Risk Committee

Technology Committee (Chair)

Executive Committee

Key Experience and Qualifications

- Currently serves as Executive Vice President, Emerging Energy and Sustainability at Phillips 66, a diversified energy manufacturing and logistics company
- Previously served as Senior Vice President, Chief Digital and Administrative Officer at Phillips 66 and was responsible for driving digital change by developing and executing digital and technology strategies
- Prior to joining Phillips 66 in April 2017, served as Chief Information Officer and Senior Vice President, Services at Hess Corporation, with responsibility for managing the company's service organizations, including global supply chain, global business transformation program, and global office services, as well as information management, enterprise architecture, infrastructure, and cybersecurity across the business, a role she held beginning in 2012
- Also previously served as Chief Information Officer at BHP Billiton Petroleum, Vice President of Information Technology at TeleCheck International, Manager of Information Systems at Baker Hughes, IT Services Manager at Marathon Oil, and Systems Analyst at 3D/International
- Serves on the board of the Memorial Hermann Foundation
- Has over 30 years of experience in the energy industry and the information technology field

Education

- Master's degree (Mechanical Engineering), Kiev Engineering and Construction Institute

Honors and Recognition

- 50 Most Powerful Women in Oil and Gas, National Diversity Council

Former Public Directorships Held During Past Five Years

- Novonix Ltd.

Top Skills

- Business Operations and Technology Innovation/AI
- Human Capital Management
- Information/Cyber Security
- Risk Management
- Strategic Planning and Strategy Development



J. Thomas Hill

INDEPENDENT DIRECTOR SINCE:

2022

AGE: 64

REGIONS COMMITTEES:

Audit Committee

CHR Committee

Key Experience and Qualifications

- Currently serves as Chairman and CEO of Vulcan Materials Company, the nation's largest producer of construction aggregates and a major producer of aggregates-based construction materials
- Has served at Vulcan for over 30 years in a variety of operations and general management assignments of increasing responsibility prior to being appointed President and CEO in 2014 and Chairman in 2016; served as President until 2023
- Has held leadership positions in a number of industry trade groups, including the Texas Concrete and Aggregates Association, the Florida Concrete and Products Association, and the National Stone, Sand and Gravel Association
- Previously served on the boards of the U.S. Chamber of Commerce and the United Way of Central Alabama
- Brings to the Board extensive experience as a sitting chief executive and board chair of a large, publicly traded company

Education

- Bachelor's degree, University of Pittsburgh
- Wharton School of Business, Executive Management Program

Other Public Directorships and Board Leadership/Committee Assignments

- Vulcan Materials Company: Chairman of the Board; Executive Committee (Chair)

Top Skills

- Corporate Governance
- Customer Focus and Community Engagement
- Executive Compensation and Benefits
- Human Capital Management
- Strategic Planning and Strategy Development



Joia M. Johnson

INDEPENDENT DIRECTOR SINCE:
2021

AGE: 63

REGIONS COMMITTEES:
CHR Committee (Chair)

NCG Committee

Executive Committee

Key Experience and Qualifications

- Retired in 2021 as the Chief Administrative Officer, General Counsel, and Corporate Secretary of Hanesbrands Inc., a publicly traded marketer of innerwear and activewear apparel, positions that she held since 2016
- Joined Hanesbrands in 2007 as Chief Legal Officer, General Counsel, and Corporate Secretary
- Served as Executive Vice President, General Counsel and Corporate Secretary of RARE Hospitality International, Inc. prior to joining Hanesbrands
- Throughout her career, has obtained extensive global leadership experience over several corporate functions for publicly traded companies including legal, human resources, corporate social responsibility, government and trade relations, real estate, corporate security, and domestic and global mergers and acquisitions

Education

- Bachelor's degree, Duke University
- Master of Business Administration degree, Wharton School of Business at the University of Pennsylvania
- Juris Doctor degree, University of Pennsylvania School of Law

Other Public Directorships and Board Leadership/Committee Assignments

- Global Payments Inc.: Compensation Committee; Technology Committee
- Sylvamo Corporation: Nominating and Corporate Governance Committee; Management Development and Compensation Committee

Former Public Directorships Held During Past Five Years

- Crawford & Company

Top Skills

- Corporate Governance
- Environmental Sustainability Practices
- Executive Compensation and Benefits
- Human Capital Management
- Regulatory Compliance



Ruth Ann Marshall

INDEPENDENT DIRECTOR SINCE:

2011

AGE: 69

REGIONS COMMITTEES:

CHR Committee

NCG Committee (Chair)

Executive Committee

Key Experience and Qualifications

- From 2004 until retiring in 2006, served as President of The Americas, MasterCard International, Inc.
- Previously served as President, MasterCard North America from 1999 to 2004, where she was responsible for building all aspects of MasterCard's issuance and acceptance business in the United States, Canada, Latin America, and the Caribbean
- Prior to joining MasterCard in 1999, served as Group Executive President of two electronic payment service companies, MAC Regional Network and Buypass Corporation, and upon acquisition of these companies by Concord EFS, became Senior Executive Vice President of the combined companies, where she oversaw marketing, account management, customer service, and product development
- Started her career at IBM, where, for more than 18 years, she served in managerial and executive positions
- Has broad marketing, account management, customer service, and product development experience, as well as significant domestic and international experience in growing business

Education

- Bachelor's (Finance) and Master of Business Administration degrees, Southern Methodist University

Honors and Recognition

- 2018 Most Influential Corporate Directors, *WomenInc.*
- 2004 and 2005 "World's 100 Most Powerful Women," Forbes.com

Other Public Directorships and Board Leadership/Committee Assignments

- ConAgra Brands, Inc.: Executive Committee; Human Resources Committee (Chair); Nominating and Corporate Governance Committee
- Global Payments Inc.: Governance and Nominating Committee; Technology Committee

Top Skills

- Banking and Financial Services
- Corporate Governance
- Customer Focus and Community Engagement
- Executive Compensation and Benefits
- Strategic Planning and Strategy Development



James T. Prokopanko

INDEPENDENT DIRECTOR SINCE:
2016

AGE: 70

REGIONS COMMITTEES:
NCG Committee
Risk Committee

Key Experience and Qualifications

- Served as President and CEO of The Mosaic Company, one of the world's leading producers and marketers of concentrated phosphate and potash crop nutrients, from 2007 through 2015, and then as Senior Advisor until his retirement in January 2016
- From 2006 through 2007, served as Executive Vice President and Chief Operating Officer of The Mosaic Company
- Prior to joining The Mosaic Company, held various senior leadership positions at Cargill, Inc. from 1999 through 2006
- Decade-long career at The Mosaic Company and previous service as lead director at Vulcan Materials Company have provided him with an in-depth knowledge of environmental risk management in regulated industries

Education

- Bachelor's degree (Computer Science), University of Manitoba
- Master of Business Administration degree, Ivey Business School at the University of Western Ontario

Honors and Recognition

- 2015 Corporate Responsibility Lifetime Achievement Award, *Corporate Responsibility Magazine*
- 2013 Excellence Award, Center of Excellence in Corporate Philanthropy
- Co-authored the article "Sustainability as a Compass for Leadership," which appeared in the November 2017 edition of *Supply Chain Management Review*

Other Public Directorships and Board Leadership/Committee Assignments

- Vulcan Materials Company: Compensation Committee; Governance Committee
- Xcel Energy Inc.: Audit Committee; Finance Committee

Top Skills

- Business Operations and Technology Innovation/AI
- Corporate Governance
- Environmental Sustainability Practices
- Risk Management
- Strategic Planning and Strategy Development



Alison S. Rand

INDEPENDENT DIRECTOR SINCE:
2023

AGE: 56

REGIONS COMMITTEES:

Audit Committee (Audit Committee Financial Expert)

Technology Committee

Key Experience and Qualifications

- Served as Executive Vice President and Chief Financial Officer of Primerica, Inc., a leading provider of financial products and services to middle-income households in the United States and Canada, from 2000 until her retirement from the position in 2023
- Is a certified public accountant and previously worked in the audit department of KPMG LLP
- Previously served on the board of directors of Warburg Pincus Capital Corporation I-A, a special purpose acquisition company, from July 2021 to March 2023
- Serves as a member of the Executive Committee of the board of directors of Junior Achievement of Georgia
- Serves on the University of Georgia Terry College of Business Executive Education CFO Roundtable Advisory Board, the University of Florida Warrington College of Business Dean's Advisory Council, and the University of Florida Foundation National Board, for which she previously served as Chair of the Audit Committee

Education

- Bachelor's degree (Accounting), University of Florida

Former Public Directorships Held During Past Five Years

- Warburg Pincus Capital Corporation I-A

Top Skills

- Audit/Accounting/Finance and Capital Planning
- Banking and Financial Services
- Regulatory Compliance
- Risk Management
- Strategic Planning and Strategy Development



William C. Rhodes, III

INDEPENDENT DIRECTOR SINCE:
2024

AGE: 58

REGIONS COMMITTEES:
Audit Committee (Audit Committee Financial Expert)

CHR Committee

Key Experience and Qualifications

- Currently serves as Executive Chairman, Customer Satisfaction, of AutoZone, Inc., the leading retailer and distributor of automotive replacement parts and accessories in the Americas
- Served as President and Chief Executive Officer of AutoZone from March 2005 to January 2024; has served as a Director of AutoZone since March 2005 and as Chairman since June 2007
- During over 29-year tenure with AutoZone, served in a variety of executive-level roles, including (i) Executive Vice President overseeing store operations and commercial, (ii) Senior Vice President, Supply Chain and Information Technology, (iii) Senior Vice President, Supply Chain, (iv) Divisional Vice President of Stores, and (v) Senior Vice President of Finance
- Began his career with Ernst & Young, serving in various capacities from 1988 to 1994
- Currently serves on several industry and community boards, including the Coalition for Auto Repair Equality (Chairman), the Retail Industry Leaders Association, Youth Programs, Inc. (Vice-President), the National Civil Rights Museum (Treasurer), and the University of Tennessee Board of Trustees
- Brings to the Board significant leadership and strategic planning experience as a long-tenured chief executive of a large public company, as well as substantial experience in finance and accounting

Education

- Bachelor's degree (Business Administration/Accounting), University of Tennessee at Martin
- Master of Business Administration degree, University of Memphis

Other Public Directorships and Board Leadership/Committee Assignments

- AutoZone (Executive Chairman)

Former Public Directorships Held During Past Five Years

- Dollar General

Top Skills

- Audit/Accounting/Finance/Capital Planning
- Customer Focus and Community Engagement
- Executive Compensation and Benefits
- Human Capital Management
- Strategic Planning and Strategy Development



Lee J. Styslinger III

INDEPENDENT DIRECTOR SINCE:

2003

AGE: 63

REGIONS COMMITTEES:

NCG Committee

Risk Committee

Key Experience and Qualifications

- Currently serves as Co-Chairman of the privately-held Altec Inc., a global leader that designs and manufactures products and services for the electric utility, telecommunications, and contractor markets in over 100 countries throughout the world
- After joining Altec Inc. in 1983, was named CEO in 1997 and Chairman in 2011; served as Chairman and CEO until October 2021, when he was named Co-Chairman
- Actively serves on the boards of many educational, civic, and leadership organizations
- Brings a wealth of management and business experience derived from running a large company in today's global market

Education

- Master of Business Administration degree, Harvard University

Honors and Recognition

- Appointed to the President's Export Council, advising the President of the United States on international trade policy, from 2006 to 2008
- Served on the President's Manufacturing Council in 2017
- Appointed to the President's Advisory Committee for Trade Policy and Negotiations established by the U.S. Trade Representative
- Appointed to the "Great American Economic Revival" advisory counsel by the President in 2020

Other Public Directorships and Board Leadership/Committee Assignments

- Vulcan Materials Company: Compensation Committee; Executive Committee; Safety, Health & Environmental Affairs Committee (Chair)

Former Public Directorships Held During Past Five Years

- Workday, Inc.

Top Skills

- Audit/Accounting/Finance and Capital Planning
- Corporate Governance
- Human Capital Management
- Risk Management
- Strategic Planning and Strategy Development



José S. Suquet

INDEPENDENT DIRECTOR SINCE:
2017

AGE: 67

REGIONS COMMITTEES:
Audit Committee (Chair; Audit Committee Financial Expert)

Risk Committee (Risk Management Expert)

Executive Committee

Key Experience and Qualifications

- Currently serves as the Chairman and CEO of the privately-held Pan-American Life Insurance Group ("PALIG"), a leading provider of insurance and financial services throughout the Americas and whose flagship member is New Orleans-based Pan-American Life Insurance Company; has served as Chairman since 2008

- Prior to joining PALIG as President and CEO in November 2004, held senior management posts in the insurance industry for more than three decades, including serving as Senior Executive Vice President and Chief Distribution Officer of AXA Financial

- In December 2016, completed his term as a member of the board of directors of the Federal Reserve Bank of Atlanta, for which he served as Chairman of the Retail Payments Office Oversight Committee

- Previously served on the board for the Federal Reserve Bank of Atlanta, New Orleans Branch

- Director at the privately-held Ochsner Health System, Louisiana's largest nonprofit, academic healthcare system, where he serves on the Compensation Committee and the Audit and Oversight Committee

- Completed his second and final term on the board of directors of The American Council of Life Insurers in 2019

- His dedication to the United States' Hispanic community, as well as to the pursuit of product innovation and sales force expansion, have positioned PALIG as the company that Hispanics throughout the Americas rely on to protect their financial security and well-being

- Involved in various professional and industry associations

- Brings a strong background in enterprise risk management and a commitment to innovation and operational excellence

Education

- Bachelor's degree, Fordham University
- Master of Business Administration degree, University of Miami

Honors and Recognition

- Included in the Latinos on Boards feature of Latino Leaders magazine for 2018 through 2020

Top Skills

- Audit/Accounting/Finance and Capital Planning
- Corporate Governance
- Executive Compensation and Benefits
- Risk Management
- Strategic Planning and Strategy Development



John M. Turner, Jr.

PRESIDENT AND CHIEF EXECUTIVE OFFICER

DIRECTOR SINCE:
2018

AGE: 62

REGIONS COMMITTEES:
Executive Committee

Key Experience and Qualifications

- Currently serves as the President and CEO and a Director of Regions Financial Corporation and Regions Bank, a wholly-owned subsidiary of the Company, and leads the Company's Management Policymaking Committee and Executive Leadership Team
- Named President in December 2017 and then CEO in July 2018
- Before being named President, served as Head of the Corporate Bank, a role he took on in 2014
- Joined Regions in 2011 as President of the South Region, leading banking operations in Alabama, Mississippi, South Louisiana and the Florida Panhandle
- Before joining Regions, he was named president of Whitney National Bank and Whitney Holding Corporation in 2008 and was elected to the bank's and holding company's boards of directors
- Before that, was responsible for all geographic line banking functions across Whitney and served as its Eastern Region President
- Joined Whitney in 1994 as its Alabama Regional President after nine years at AmSouth Bank, where he held senior consumer, commercial and business positions
- Serves on the Business Council of Alabama, Birmingham Business Alliance, Economic Development Partnership of Alabama, A Plus Education Foundation, United Way of Central Alabama, and Infirmary Health System boards. Mr. Turner is a former chairman of the Mobile Area Chamber of Commerce, the Mobile Area Education Foundation, and the United Way of Southwest Alabama, and is a former board member of Leadership Mobile

Education

- Bachelor's degree (Economics), University of Georgia

Honors and Recognition

- Graduate, Leadership Alabama

Top Skills

- Banking and Financial Services
- Customer Focus and Community Engagement
- Regulatory Compliance
- Risk Management
- Strategic Planning and Strategy Development



Timothy Vines

INDEPENDENT DIRECTOR SINCE:

2018

AGE: 58

REGIONS COMMITTEES:

Audit Committee (Audit Committee Financial Expert)

CHR Committee

Key Experience and Qualifications

- Currently serves as the President and CEO of Blue Cross and Blue Shield of Alabama ("BCBSAL"), a not-for-profit, independent licensee of the Blue Cross and Blue Shield Association and the largest provider of healthcare benefits in Alabama
- Serves on the Board of Directors of the Blue Cross and Blue Shield Association, for which he served as Chairman from November 2021 to November 2023
- Served as BCBSAL's President and Chief Operating Officer from November 2017 through March 2018 before being named its President and CEO in April 2018
- Held BCBSAL's Executive Vice President position from March through November of 2017
- Served as BCBSAL's Chief Administrative Officer from August 2012 through March 2017
- Serves as Vice Chair of the Board, Chair of the Finance Committee, and member of the Governance Committee of Prime Therapeutics LLC, a pharmacy benefit management company owned jointly by several Blue Cross and Blue Shield plans, including BCBSAL
- Worked in banking for over five years after graduating college
- Remains very active in the community through his involvement with multiple nonprofit and charitable organizations, including service on the boards of the Birmingham Business Alliance, Leadership Birmingham, Economic Development Partnership of Alabama, Prosper, Business Council of Alabama, and Mercy Deliverance Ministries
- Serves as honorary trustee for the board of trustees at Samford University in Birmingham, Alabama; previously served as chair
- Possesses an extensive understanding of operating a large company within a highly regulated industry

Education

- Bachelor's degree (Finance), Auburn University

Top Skills

- Audit/Accounting/Finance and Capital Planning
- Customer Focus and Community Engagement
- Executive Compensation and Benefits
- Human Capital Management
- Strategic Planning and Strategy Development

Corporate Governance

Overview

Regions' Board and executive management work together to comply with laws and regulations, as well as to provide guidance for sound decision-making and accountability. Maintaining legal and regulatory compliance is, however, a minimum standard, and we endeavor to exceed this by keeping pace with the constantly evolving governance landscape. We maintain an environment of openness and strive to protect our culture by promoting Regions' values. We do this because it is the right thing to do, and we believe that our customers, shareholders, associates, and communities expect it if they are to continue giving us their trust and confidence.

Keeping our core value "Do What is Right" in mind, we believe that Regions has implemented a strong corporate governance program that incorporates many leading practices. For a list of some of our corporate governance practices, see the *Board, ESG, and Compensation Facts* chart in the *Proxy Summary*.

CORPORATE GOVERNANCE FRAMEWORK

Through its NCG Committee, the Board evaluates our corporate governance policies and practices, which form our corporate governance framework, against evolving best practices.

The following documents are available at ir.regions.com/governance:

Corporate Documents	*Board Committee Charters*
▪ *Corporate Governance Principles*	▪ *Audit Committee Charter*
▪ *By-Laws*	▪ *CHR Committee Charter*
▪ *Code of Business Conduct and Ethics*	▪ *NCG Committee Charter*
▪ *Code of Ethics for Senior Financial Officers*	▪ *Risk Committee Charter*
▪ *Fair Disclosure Policy*	▪ *Technology Committee Charter*
▪ *Government Affairs Political Activities Report*	▪ *Executive Committee Charter*

Also available on our website are this proxy statement; the 2023 Annual Report on Form 10-K; the CEO's Letter; information regarding our executive officers, Directors, and Board committee composition; and instructions on how to contact the Board.

Regions' shareholders may also obtain printed copies of these documents by writing to:

Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203
Attention: Investor Relations

CORPORATE GOVERNANCE PRINCIPLES

Regions' Corporate Governance Principles are the foundation of our commitment to best practices. The Board adopted the principles to further its long-standing goal of providing effective governance of Regions' business and affairs for the long-term benefit of shareholders. The principles are reviewed at least annually and revised from time to time to ensure they remain effective within the constantly changing corporate governance landscape.

Our Corporate Governance Principles address important governance matters, including, but not limited to:

- Structure of the Board and its leadership

- Director qualification standards

- Nomination and selection of new Directors

- Director responsibilities and expectations

- Board operations, including scheduling meetings and selecting agenda items for meetings

- Director access to management, associates, and independent advisors

- Director orientation and continuing education

- Management succession planning and CEO evaluation

- Annual performance evaluation of the Board, committees, and individual Directors

- Interaction with investment managers and the press and shareholder engagement

Shareholder Engagement

We take a long-term approach to value creation, and we take a similar approach to shareholder engagement. For that reason, Regions is committed to constructive and meaningful communications with our shareholders and building **ongoing** relationships **over time**.

We do not view engagement with our shareholders as a "check-the-box" phone call or occurring only during proxy season. Instead, we consider proper shareholder engagement to be a continuous relationship throughout the year. Engaging with our shareholders and soliciting their points of view while operating under "business-as-usual" circumstances is critical to providing long-term value to all of the Company's stakeholders.

For our outreach this year, we contacted institutional shareholders representing approximately 57 percent of our outstanding share ownership to solicit their feedback on our practices and disclosures with respect to corporate governance, compensation, and ESG. This invitation to engage resulted in discussions with shareholders representing approximately 12 percent of our outstanding share ownership. We summarized the feedback and views expressed during these engagement sessions for discussion with both senior management and the Board.

Our corporate governance shareholder engagement program is supplemented by additional engagements with shareholders throughout the year, with our executive management team and Investor Relations group representing the Company. These separate engagements can occur during investor roadshows, shareholder conferences, one-on-one meetings, and earnings calls. Strategy and financial results are some of the topics typically covered.

As always, we value the views of our shareholders and believe these dialogues are critically important to ensuring that we remain aligned with their interests. We use our shareholder engagement process to determine the priority areas of focus for our investors, and we have worked to be responsive to the feedback we have received. Many of the enhancements made to our corporate governance and ESG programs in recent years, as highlighted throughout this proxy statement, have resulted from these valuable conversations.

The following chart describes our typical year-round corporate governance shareholder engagement cycle:

Year-Round Engagement



Late Fall/Winter

- The Corporate Governance, Investor Relations, and Total Rewards groups review the shareholder engagement plan, implementing shareholder feedback and process enhancements

Spring

- We file our proxy statement, Annual Report on Form 10-K, and CEO's Letter with the SEC and make them available within our proxy materials
- We hold our annual meeting of shareholders

Late Summer/Fall

- We send engagement requests to institutional shareholders
- The Corporate Governance, Investor Relations, and Total Rewards groups meet with responding shareholders to discuss viewpoints, priorities, and perspectives
- Resulting shareholder feedback is discussed with senior management and the NCG Committee

Summer

- The Board reviews the Company's corporate governance documents to ensure they reflect best practices, support the Company's strategy, and maximize long-term shareholder value
- We publish our ESG-focused Shared Value Report

Ongoing Engagement

- We engage with shareholders throughout the year at various events and conferences
- Directors are available to engage with corporate governance representatives of our institutional shareholders throughout the year, as appropriate

Board Leadership Structure

Governance and independent Board oversight play critical roles at Regions. The Board assumes an active role in providing oversight of, and guidance to, our executive management team and in maintaining a strong system of checks and balances. As part of this system, the Board is responsible for determining the proper Board leadership structure to ensure independent and effective Company oversight.

Based on the requirements of the NYSE listing standards, our Corporate Governance Principles, corporate governance trends and expectations, and an assessment of current needs, the Board believes that an appropriate leadership structure includes a substantial majority of independent Directors with diverse characteristics, backgrounds, and experiences; extremely capable and independent standing committee Chairs; and strong independent leadership provided by either an independent Chair or a Lead Independent Director.

We have not adopted a policy mandating the separation of the Chair and CEO positions. Rather, the Board believes that its leadership structure should be flexible to accommodate different approaches based on its evaluation of the best interests of Regions and our stakeholders at any given time. Further, the Board believes its approach to risk oversight, as more fully discussed in the *Risk Management Oversight* section, ensures that the Board is able to effectively perform its risk oversight responsibilities under various leadership structures. The Board carefully considers its leadership structure and composition each year in consultation with the NCG Committee as part of its ongoing succession planning process.

As disclosed in this Proxy Statement, our Independent Chair of the Board, Mr. Charles McCrary, has reached the mandatory retirement age and will retire from the Board as of the 2024 Annual Meeting. Thus, the Board was given the opportunity over the past year to closely consider the future leadership of the Board. One critical aspect of the Board's leadership structure analysis is determining how best to honor the Board's

commitment to maintaining robust independent leadership, given the present needs of the Company. After undertaking such an evaluation this year, the Board believes that the Company's interests are best served at this time by appointing Mr. John Turner, its CEO, as Chair of the Board and Ms. Ruth Ann Marshall as Lead Independent Director, effective as of Mr. McCrary's retirement.

Combining the roles of Chair and CEO is a beneficial and effective option for the Company at this time because it capitalizes on Mr. Turner's deep knowledge of the Company's operations, risks, and strategy, as well as his over five years of experience on the Board, to provide a critical link between the Board's oversight and the day-to-day operations of the Company. This continuity allows management and the Board to function efficiently and to collaborate in fulfilling the Company's goals and strategies.

The Company will also benefit from Ms. Marshall's extensive Board experience and record of leadership, both on the Board as Chair of the NCG Committee and externally. Ms. Marshall's long tenure as a senior executive in the financial services industry has provided her with a considerable understanding of issues unique to financial institutions and positions her as a well-qualified, well-informed choice for Lead Independent Director. In addition, our Corporate Governance Principles assign robust duties and responsibilities to the Lead Independent Director, which facilitate independent oversight of management and clear accountability to Regions' shareholders, customers, and associates. The following describes the Lead Independent Director's key responsibilities:

- Establishes the agenda for and presides at executive sessions of the Board's independent Directors

- Approves information sent to and meeting agendas for the Board, in consultation with the Board Chair

- Requests input from other Directors on Board agenda items and facilitates discussion on key issues

- Monitors Board discussions to ensure that they demonstrate an effective challenge of management

- Acts as a liaison and facilitates communication among independent Directors

- Regularly communicates with the Board Chair on a variety of issues, including business strategy and succession planning

- Maintains close contact with the chair of each standing committee of the Board

- Provides leadership to the Board in a time of emergency or crisis

- Acts as a sounding board and advisor to our Board Chair

- In addition to ongoing discussions throughout the year, conducts formal one-on-one discussions as part of the annual Director self-evaluation process

Ultimately, given Mr. Turner's status as a seasoned and tenured leader at the Company with extensive experience on Regions' Board, the Board believes he is well-positioned to effectively execute the Board's strategies and initiatives in a manner most beneficial to the Company and its stakeholders. This, combined with Ms. Marshall's commitment to independent Board leadership and effective challenge of management, leads to a strong and effective Board.

Elements Considered When Evaluating the Board's Leadership Structure



| Comprehensive Corporate Governance Principles that Promote Independent Board Oversight | + | Corporate Governance Trends Regarding Board Leadership Structure, Particularly Among Peers | + | Independence of Directors and Standing Committee Chairs and Members | + | Robust Responsibilities of the Lead Independent Director | + | Shareholder Input (Engagement, Vote Results, and White Papers) |

Director Succession Planning and Board Refreshment

Our Board and NCG Committee maintain a robust refreshment and recruitment process in which the members focus on identifying, considering, and evaluating potential Board candidates based on current and expected future Board needs. The NCG Committee has a variety of tools at its disposal to evaluate the need for refreshment at any given time, including the results of the Board's self-evaluation process; point-in-time statistics on the Board; the Board Skills and Composition Matrices; and a refreshment timeline, which is reviewed and updated regularly.

When a need for refreshment is identified, the NCG Committee conducts a thoughtful evaluation focused on aligning the diverse skills, experience, backgrounds, and characteristics of our Board with the strategic development of the Company. The NCG Committee and Board undertake a thorough review and vetting process before a candidate is recommended by the NCG Committee to the Board for membership. During this process, the NCG Committee considers factors such as skills and expertise brought to the Board, other boards on which the candidate serves, qualities that would further diversify the Board's membership, and any potential conflicts of interests.

Given the retirements of Directors McCrary and Johns at the upcoming annual meeting due to their reaching our mandatory retirement age, the NCG Committee spent considerable time in 2023 focusing on intentional, long-term Board refreshment. To that end, we added Alison Rand and Bill Rhodes to our Board in 2023 and 2024, respectively. The Committee considered Director Rand's strong financial management background and her passion for community engagement , as well as Director Rhodes' extensive experience in strategic leadership as a Chairman and CEO of a large public company in one of Regions' significant growth markets, and believes that their additions bring a diverse range of skills, experience, and perspectives that further contribute to an engaged and well-balanced Board. Further, the NCG Committee thoroughly evaluated these Directors' skills when considering appropriate committee appointments, both in terms of the expertise each brings to the Board, as well as the committee assignments that would most quickly acclimate each Director to Regions' business and the overall function of the Board.

The following chart provides an overview of the Board's process to identify, evaluate, appoint, and onboard new Directors, including the two new Directors on our Board:



Identification of Candidates →

The NCG Committee reviews candidates identified by independent Directors; an independent search firm; associates and management; shareholders; and self-recommendations, among other sources.

Assessment, Interviews, and Discussions →

The NCG Committee considers the candidate's qualifications and attributes in light of Board needs; due diligence research conducted on the candidate; the candidate's independence; input from other Directors following interviews with the candidate; and the candidate's other commitments.

Recommendation and Appointment →

Upon recommendation of the NCG Committee, the Board determines whether to appoint the candidate and optimal committee placement.

Onboarding ✓

Regions' comprehensive onboarding program involves a combination of presentations, facility site visits, and meetings supplemented by written materials.

The onboarding process is more fully described in the *Director Onboarding and Education* section.

Director Onboarding and Education

Director onboarding and ongoing education programs are important components of fostering Board effectiveness. Regions' Director Onboarding and Ongoing Education Program engages Directors through a mixture of in-house training, outside programs, and on-site activities. This program includes robust onboarding of new Directors; regular reviews of compliance and corporate governance developments; business-specific learning opportunities through site visits and Board meetings; and briefing sessions on topics that present special risks to and opportunities for the Company. Further, from time to time corporate governance representatives from our large institutional investors have engaged with members of our Board on various topics of importance to shareholders.

ONBOARDING

Regions' comprehensive program begins with onboarding activities and includes a thorough orientation process that acclimates new Directors to Regions, the Board, the initially assigned committees, and management. Director onboarding involves a combination of written materials, presentations, facility site visits, and meetings with members of the Board, management, and other appropriate associates, and continues over an extended period of time. Topics for orientation include an in-depth review of Regions' strategic plan, an overview of the business, financial performance, and capital planning, and a discussion of risk management and regulatory issues, as well as detailed committee-specific training. New Directors are also assigned a Director mentor to help them familiarize themselves with the processes and culture of Regions' Board and its oversight responsibilities.

In addition, new Directors typically serve on either the Risk Committee or the Audit Committee to help them become acclimated to the Company. When assigned to a new committee, existing Directors are provided with committee-specific training similar to that given to new Directors, so that the new committee member is up to speed on committee matters.

ONGOING EDUCATION

The Corporate Governance Principles provide that Directors receive continuing education in areas that will assist them in discharging their duties. Directors are, on an ongoing basis, provided information and education on products and services offered by Regions; significant risks and compliance issues; cyber and information security; legal, regulatory, and supervisory requirements and expectations applicable to the Company and its affiliates; corporate governance best practices; changes in the financial services industry; and other topics identified by the Directors as areas of interest. The Board also periodically receives in-house training sessions on various topics conducted by outside experts, such as national law firms, industry-leading audit firms, and consultants/advisors.

Board Evaluations

Each year the NCG Committee oversees the self-evaluation process for our Board, its committees, and individual Directors. This process ensures the Board and its committees are best equipped to create shared value for the Company's shareholders, and the results are considered when determining the slate of Director nominees for each annual meeting. The self-evaluation program assesses the Board's and committees' performance in areas such as Board composition and refreshment, Board and committee oversight and ability to carry out their responsibilities, oversight of corporate strategy, and interactions between the Board and management and key stakeholders.

At Regions, our Directors believe that appropriate Board refreshment, accompanied by meaningful annual Director evaluations that include honest and thought-provoking conversations, creates an environment where Board members are independent, engaged, and productive and have the relevant experience and expertise to oversee Regions as it executes on its strategy.

The following chart further describes the Board's self-evaluation process:

Continually Enhanced Self-Evaluations	Prior to beginning the annual self-evaluation, the NCG Committee considers possible enhancements to the process to ensure continued effectiveness, including whether to use a third-party evaluator. Any feedback on the self-evaluation process from the prior year is incorporated.
Board Operations	Directors provide feedback on Board operational matters as part of their annual Director questionnaires, outside of the formal evaluation discussions, so that the Directors may focus on more substantive matters during the self-evaluation sessions.
One-on-One Discussions	The Independent Chair of the Board, or Lead Independent Director, holds discussions with each of the other independent Directors to obtain their candid feedback on Board effectiveness and Directors' performance. Committee Chairs also hold one-on-one discussions with the members of their respective committees. Verbal summaries of one-on-one discussions are provided to the full Board, as appropriate.
Committee and Full Board Discussions	Each committee conducts its own self-evaluation on committee-specific topics. These discussions are summarized for the full Board, as appropriate. The Chair of the NCG Committee and Independent Chair of the Board, or Lead Independent Director, facilitate the full Board's self-evaluation discussion. The self-evaluation pays particular attention to the Board's oversight of Regions' risk management framework, Board refreshment, and the Board's ability to take actions and make decisions efficiently and independently from management.
Focus on Outcomes	Following the self-evaluation discussions, the Chair of the NCG Committee has the opportunity to meet with the Chief Legal Officer and Chief Governance Officer to discuss follow-up items. The NCG Committee and its Chair track and implement follow-up actions, as appropriate.
Ongoing Evaluations	Directors are encouraged to raise any topics related to the self-evaluation process with the Chair of the NCG Committee, the Chair of an applicable committee, the Independent Chair of the Board, or Lead Independent Director, or with the whole Board, as appropriate, at any point during the year.

Management Succession Planning

Similar to Director succession planning, thoughtful management succession planning is critical to creating long-term stakeholder value; therefore, it is important that management coordinate with the Board to plan for management succession and to develop related processes. This is particularly important for CEO succession. Similar to our Director succession planning process, the Company adopted the Rooney Rule for management succession, which provides that when searching for candidates for a Section 16 Officer position, including a CEO successor, Regions shall endeavor to include diverse candidates in the pool from which the candidates are chosen.

The Board has delegated primary oversight of management succession to the CHR Committee. The CHR Committee and the NCG Committee coordinate on overseeing CEO succession planning. These committees work with the CEO to plan for CEO succession, as well as to develop plans for interim succession for the CEO in the event of an unexpected occurrence. The succession plans are updated and reported to the Board at least annually.

Limitations on Other Board Service

The Board has adopted restrictions, consistent with market standards, on the number of outside publicly-traded company boards and audit committees on which Directors may serve. The Board established the following limits to ensure Directors are able to dedicate sufficient time to Regions' Board:

Director Category	Limit on publicly-traded company board and audit committee service, including Regions
All Directors	4 boards maximum
Directors holding an executive officer position	2 boards maximum
Directors serving as a board chair or lead independent director	3 boards maximum
Directors who serve on Regions' Audit Committee	3 audit committees maximum

The NCG Committee may grant exceptions to the limits on a case-by-case basis after determining that so serving will not impair the Director's service on Regions' Board in light of the Director's other time commitments, record of attendance at Board and committee meetings, potential conflicts of interest, and other legal considerations. Throughout the year, the NCG Committee monitors the service of the Company's Directors on boards and board committees of other companies and consults with Directors, as needed, to assess the potential impact on the individual Director's ability to devote sufficient time and attention to their duties as a Director of Regions. Further, Regions' Directors review proposed service on the board of any additional public company with the NCG Committee prior to accepting any such position.

All 13 Director nominees are in compliance with Regions' limitations on service on other publicly-traded company boards.

Director Independence

Our Board is committed to maintaining objective, independent oversight of management in upholding its responsibilities to our shareholders and in carrying out the strategic objectives of Regions. The value we place on the independence of our Directors is reflected in our corporate governance documents, Board committee charters, annual independence review of our Board members, and the strong, independent leadership of our incoming Lead Independent Director.

The Board, on an annual basis, affirmatively determines the independence of each Director and nominee for election as a Director. In determining Director independence, our Board considers the NYSE's listing standards and the standards set forth in our Corporate Governance Principles. For our Directors to be considered "independent directors" under the NYSE's listing standards, our Board must make an affirmative determination that each such Director does not have a "material relationship" with Regions (either directly or as a partner, shareholder, or officer of an organization that has a relationship with Regions). The NYSE's listing standards also include bright-line tests that preclude a determination of independence. To aid in conducting this evaluation, our Corporate Governance Principles describe relationships and transactions involving Regions that, in the absence of unusual facts and circumstances, are presumptively not material for independence purposes in that they would not impair a Director's exercise of independent judgment or compromise the oversight role that an independent Director is expected to perform for the Company.

Pursuant to our Corporate Governance Principles, a majority of our Board must be independent. In addition, in accordance with our Board committee charters and applicable law, members of the Audit Committee, the CHR Committee, and the NCG Committee must meet the independence requirements of the NYSE and the SEC, as well as any other applicable laws, rules, and regulations governing independence. Pursuant to the charters of the Risk Committee and the Technology Committee, the members of such committees must also qualify as independent under the NYSE's listing standards and other applicable laws, rules, and regulations governing independence.

BOARD INDEPENDENCE DETERMINATIONS

In February 2024, the Board and NCG Committee conducted their annual review of each Director's independence. The Board, based upon the recommendation of the NCG Committee, affirmatively determined that each Director is an independent Director, other than John M. Turner, Jr., Regions' President and CEO. Accordingly, approximately **93 percent of Regions' current Directors** (including our retiring Directors), as well as all members of the Audit Committee, the CHR Committee, the NCG Committee, the Risk Committee, and the Technology Committee, are independent directors within the meaning of the listing standards of the NYSE. The following current Directors have been affirmatively determined by the Board to be independent: Mark A. Crosswhite; Noopur Davis; Zhanna Golodryga; J. Thomas Hill; John D. Johns; Joia M. Johnson; Ruth Ann Marshall; Charles D. McCrary; James T. Prokopanko; Alison S. Rand; William C. Rhodes, III; Lee J. Styslinger III; José S. Suquet; and Timothy Vines.

TRANSACTIONS WITH DIRECTORS

Director Turner is employed by Regions. Therefore, under the NYSE bright-line "material relationship" tests, he was determined not to be independent. As such, he is not considered in the remaining independence determinations that follow. With respect to the remaining Directors, the following chart reflects transactions and relationships, as applicable, between Regions and:

- our non-management Directors or their immediate family members;

- a company or charitable organization of which the non-management Director or the Director's immediate family member is, or was during 2023, a partner, officer, or employee; or

- a company in which the non-management Director or the Director's immediate family member holds a significant ownership position.

All of these transactions were considered by our Board in making its determination with respect to each of our non-management Directors' independence. In each case, the Board concluded that, in light of the applicable independence standards of the NYSE and the description of relationships and transactions contained in the Corporate Governance Principles, such relationships would not be considered to impair any of these Directors' individual exercise of independent judgment or compromise the oversight role that an independent Director of Regions is expected to perform, and therefore, are not material.

	"Ordinary Course" Customer Relationships [1]	Loans or Extensions of Credit [2]	Charitable Contributions [3]	Other Relationships [4]	Family Relationships [5]
Mark A. Crosswhite	■	■	■	■	None
Noopur Davis	None	None	None	■	None
Zhanna Golodryga	■	None	None	None	None
J. Thomas Hill	■	None	■	■	None
John D. Johns	■	■	■	■	None
Joia M. Johnson	None	None	None	■	None
Ruth Ann Marshall	■	None	None	■	None
Charles D. McCrary	■	■	None	■	None
James T. Prokopanko	None	None	None	■	None
Alison S. Rand	None	None	■	None	None
William C. Rhodes, III	■	None	None	■	None
Lee J. Styslinger III	■	■	■	■	None
José S. Suquet	None	None	None	None	None
Timothy Vines	■	■	■	■	None

(1) "Ordinary Course" customer relationships are transactions or relationships with Regions or its subsidiaries, such as deposit, brokerage, trust, or other financial services relationships in the ordinary course of Regions' banking and/or brokerage business, that are established and administered on terms and conditions no more favorable than those afforded to any similarly situated customer.

(2) Includes a loan or extension of credit, including credit card accounts, that was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons; involves no more than the normal risk of collectability; and presents no other unfavorable features.

(3) Directors serve solely as a member of the board of directors of a charitable organization to which Regions or its subsidiaries made charitable contributions of less than the greater of $1 million or 2% of such organization's consolidated gross revenues.

(4) Other relationships include:

(a) service as only a director by: Director Johns at Southern Company (Regions paid Southern Company or its subsidiaries approximately $5.7 million for services in 2023); Director Styslinger at Workday (Regions paid Workday approximately $5.0 million for services in 2023); and Directors Johns, Johnson, Marshall, McCrary, Prokopanko, Styslinger, and Vines at companies that, along with certain of their subsidiaries, are customers of Regions for typical commercial banking products and services, including loans and leases, on terms no more favorable than for other Regions customers, and for which Regions receives customary interest and fees;

(b) Regions' arm's-length business relationships with: Comcast Cable, for whom Director Davis serves as an executive officer (Regions paid Comcast Cable approximately $213,250 for customary cable and internet services in 2023); Vulcan Materials Company, for whom Director Hill serves as an executive officer (Vulcan Materials Company conducts normal and customary banking business with Regions); AutoZone, for whom Director Rhodes serves as an executive officer (AutoZone conducts normal and customary banking business with Regions); and Blue Cross and Blue Shield of Alabama ("BCBSAL"), for whom Director Vines serves as an executive officer (Regions paid BCBSAL approximately $9.7 million in third-party administrative fees in 2023; BCBSAL conducts normal and customary banking business with Regions);

(c) Regions' ordinary-course employment relationship, in a capacity other than as an executive officer, with an immediate family member of Director Crosswhite (compensation paid is below thresholds for related person transaction disclosure pursuant to NYSE rules and Regions' Corporate Governance Principles); and

(d) Directors Hill, Prokopanko, and Styslinger's common service on the board of Vulcan Materials Company, where Director Hill also serves as an executive officer; and Directors Johnson and Marshall's common service on the board of Global Payments Inc.

(5) No immediate family relationship exists between any of our Directors or executive officers and any other Directors or executive officers.

ADDITIONAL DETERMINATIONS MADE BY THE BOARD

The Board has affirmatively determined that Directors Rand, Rhodes, Suquet, and Vines satisfy the definition of an "audit committee financial expert" set out in Item 407(d) of Regulation S-K under the Exchange Act, that each member of the Audit Committee continues to qualify for membership on the Audit Committee under SEC rules and the NYSE's listing standards, and that each member of the Audit Committee is "independent" under the NYSE's listing standards, including the heightened independence requirements of Exchange Act Rule 10A-3. Additionally, Directors Rand, Rhodes, Suquet, and Vines have "accounting or related financial management expertise" as described in Section 303A.07 of the NYSE's Listed Company Manual, and banking or related financial management expertise as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991.

In addition, the Board has determined that each member of the CHR Committee has satisfied the heightened independence tests required by the NYSE's listing standards. The Board has also determined that Director Johns, current Chair of the Risk Committee, and Director Suquet are each a "risk management expert" as defined by Regulation YY, which implements certain of the enhanced prudential standards mandated by Section 165 of the Dodd-Frank Act. Lastly, all members of Regions' standing committees satisfy the independence tests promulgated by the NYSE.

Meetings and Attendance

BOARD AND COMMITTEE MEETINGS IN 2023

Regular Board and committee meetings are held at such times as the Board and committees, respectively, may determine. Such meetings, however, typically occur no less frequently than on a quarterly basis. Special meetings may be called upon appropriate notice at any time.

The Audit Committee and the Risk Committee hold a joint meeting annually and may otherwise meet at their discretion to review and discuss topics of interest to both committees. In addition, the Risk Committee and the CHR Committee hold at least one joint meeting annually. From time to time, other committees also meet jointly so as to streamline necessary actions.

In preparation for the meetings, the Chair of each committee typically meets individually with management to discuss the materials and key topics for the upcoming meeting. Upon request, other Directors may meet with management or other associates to obtain additional information prior to the meetings. Further, at regularly scheduled Board and committee meetings, management and other Regions associates typically present to the Directors on a variety of topics. Importantly, pursuant to our Corporate Governance Principles, Board members have complete access to the Company's management and associates and may arrange such meetings directly.

The following table shows the number of Board and committee meetings held in 2023:

Committee	Meetings Held (#)
Board of Directors	8
Audit Committee	9
CHR Committee	7
NCG Committee	5
Risk Committee	4
Technology Committee	6
Joint Meeting of Audit Committee and Risk Committee	1
Joint Meeting of CHR Committee and Risk Committee	1
Total Board and Committee Meetings Held in 2023	**41**

In addition to the regularly scheduled meetings, the Board held one optional, informational call during the year for management to provide updates on various matters.

MEETINGS OF INDEPENDENT DIRECTORS

The independent Directors meet in an executive session at each regular in-person meeting of the Board and have the opportunity to meet in executive sessions during regular Board meetings that are held by conference call. These executive sessions provide the opportunity for discussion of the CEO's performance, executive compensation, succession planning, critical strategic matters, and other topics that should, in certain instances, be discussed without management being present. Director McCrary, as the Independent Chair of the Board, presided over all such executive sessions of the independent Directors.

In addition to the full Board, each standing committee typically meets in an executive session presided over by the committee's Chair at each regular in-person meeting and has the opportunity to meet in an executive session during regular committee meetings held virtually.

DIRECTOR ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

Pursuant to Regions' Corporate Governance Principles, Directors are expected to attend and participate in all Board meetings and meetings of committees on which they serve. Directors are expected to be available for consultation with management as requested from time to time.

In 2023, all incumbent Directors then in office attended at least 75 percent of the aggregate number of meetings held by the Board and by committees of which they were members.

> *Incumbent Directors' attendance at Board and committee meetings averaged approximately 93% in 2023.*

Director McCrary, as the current Independent Chair of the Board, is a non-voting ex-officio participant of each standing committee and attended a majority of all committee meetings held in 2023. Director Marshall, who has been appointed Lead Independent Director effective upon Director McCrary's retirement at the 2024 Annual Meeting, will similarly serve as a non-voting ex-officio participant of each standing committee on which she is not a member.

DIRECTOR ATTENDANCE AT THE ANNUAL MEETING

As stated in Regions' Corporate Governance Principles, Directors are expected to attend all meetings of shareholders. All incumbent Directors then in office attended the 2023 Annual Meeting of Shareholders.

Committees of the Board of Directors

Each of the Board's standing committees meets on a regular basis and operates under separate written charters approved by the Board. Each standing committee reviews and reassesses its charter on an annual basis. Each committee may form, and delegate authority to, subcommittees or, alternatively, to one or more committee members. Our By-Laws authorize the Board to create other committees as needed.

The Board has also established an **Executive Committee**, which has the authority and responsibility to exercise, during the intervals between meetings of the Board, all the powers and authority of the Board in its oversight of the business and affairs of the Company, to the extent permitted by applicable law and the Company's By-Laws. The members of the Board's Executive Committee are the Independent Chair of the Board, or Lead Independent Director, each of the standing committee Chairs, and the CEO. The Executive Committee meets on an as-needed basis.

The charters for the five standing committees, as well as for the Executive Committee, are available on our website at **ir.regions.com/governance**.

Each Director serving on any one of Regions' five standing committees has been determined by the Board to be independent. Also identified in the table below are the Directors who have been determined by our Board to be an Audit Committee Financial Expert, as defined under SEC regulations, or a Risk Committee "risk management expert," within the meaning of the Federal Reserve's Regulation YY.

> **Our Board has established the following five standing committees:**
> - *Audit Committee*
> - *CHR Committee*
> - *NCG Committee*
> - *Risk Committee*
> - *Technology Committee*

Cross-committee membership is a consideration when the NCG Committee recommends committee member assignments to the Board, and most Directors serve on multiple committees. The Independent Chair of the Board, or Lead Independent Director, serves as a non-voting ex-officio participant of each standing committee and attends the majority of those committee meetings. All Directors have access to all committee materials and are invited to attend all committee meetings, regardless of their committee membership. The following table indicates the current members and Chairs of each of the Board's committees:

Director Name	Audit	CHR	NCG	Risk	Technology	Executive
Mark A. Crosswhite	Member		Member			
Noopur Davis				Member	Member	
Zhanna Golodryga				Member	Chair	Member
J. Thomas Hill	Member	Member				
John D. Johns [1] ▲				Chair	Member	Member
Joia M. Johnson		Chair	Member			Member
Ruth Ann Marshall		Member	Chair			Member
Charles D. McCrary [1] ★	Ex-Officio	Ex-Officio	Ex-Officio	Ex-Officio	Ex-Officio	Chair
James T. Prokopanko			Member	Member		
Alison S. Rand $	Member				Member	
William C. Rhodes, III $	Member	Member				
Lee J. Styslinger III			Member	Member		
José S. Suquet $ ▲	Chair			Member		Member
John M. Turner, Jr.						Member
Timothy Vines $	Member	Member				

■ Committee Chair   ■ Committee Member $ Financial Expert   ▲ Risk Management Expert   ☐ Non-Voting Ex-Officio Participant   ★ Chair of the Board

(1) Directors McCrary and Johns have reached the mandatory retirement age and therefore are not standing for re-election.

AUDIT COMMITTEE



Chair:
José S. Suquet

ADDITIONAL COMMITTEE MEMBERS:

Mark Crosswhite

Tom Hill

Alison Rand

Bill Rhodes

Tim Vines

MEETINGS IN 2023:

9 (plus 1 joint meeting with the Risk Committee)

The Audit Committee Report can be found on page 70.

Message from the Audit Committee Chair

In 2023, the Audit Committee continued its oversight of the Company's financial statements and the financial reporting process, including matters related to internal accounting and financial controls. As the Chair, I meet regularly with the leadership team from internal audit, executives, and other members of management, as well as our independent auditing firm, to preview meeting topics and materials and to gain valuable insight into the scope and results of audit activities.

Also during 2023, the Audit Committee members benefited from educational sessions provided to the full Board that have facilitated the Committee's oversight of current and emerging matters. Presentations covered topics such as the state of the banking industry, perspectives on M&A activity, deposit and lending modernization, artificial intelligence, the regulatory environment, and specialized training on BSA/AML and OFAC regulations. Additionally, the Audit Committee received regular updates on critical accounting estimates, including the allowance for credit losses, fair value measurements, intangible assets including goodwill, residential mortgage servicing rights, and income taxes.

The Audit Committee experienced significant refreshment in 2023, with the retirement of former Director Sam Di Piazza and the additions of Tom Hill and Alison Rand, and in March 2024, Bill Rhodes. Our new members bring valuable experience to the Committee, including Alison's and Bill's strong financial and accounting backgrounds, and Bill's and Tom's experience as public company chief executives. Their additions further contribute to an Audit Committee that is well positioned to provide robust oversight of the Company's financial reporting and audit processes, while ensuring the Company is prepared to respond to and manage risks and regulatory developments in 2024 and beyond.

José Suquet
Audit Committee Chair

Key Responsibilities

- Assist and advise the Board in monitoring:
  - Integrity of the Company's financial statements and the financial reporting process, including matters relating to internal accounting and financial controls
  - Independent auditor's qualifications and independence
  - Performance of the Company's internal audit function and independent auditor
  - Compliance with legal and regulatory requirements
- Appoint, retain, or replace and oversee the work and compensation of the independent auditor
- Pre-approve all auditing services and, subject to certain de minimis exceptions, permitted non-audit services to be performed by the independent auditor
- In coordination with the Risk Committee, discuss with management the (i) Company's major financial risk exposures and (ii) steps management has taken to monitor and control such exposures
- Review and discuss financial statements and disclosures that will be filed with the SEC and related matters and judgments
- Review and discuss non-GAAP treatment of financial information and the use of such treatment with management
- Oversee, review, and evaluate the Company's relationship with the independent auditor and the independent auditor's performance and independence
- Consider whether, in order to assure continuing auditor independence, there should be regular rotation of the independent auditor
- Oversee the Company's internal audit function, including its planned activities, results of completed activities, budget, and staffing

COMPENSATION AND HUMAN RESOURCES COMMITTEE



Chair:
Joia M.
Johnson

ADDITIONAL COMMITTEE MEMBERS:

Tom Hill

Ruth Ann Marshall

Bill Rhodes

Tim Vines

MEETINGS IN 2023:

7 (plus 1 joint meeting with the Risk Committee)

The CHR Committee Report can be found on page 74.

As permitted by its charter, the CHR Committee has delegated certain responsibilities relating to the management and administration of the Company's employee benefit plans to management's Benefits Management and Human Resources Committee. Further, the CHR Committee has delegated to the CEO authority to determine and approve annual grants to key associates under the Long Term Incentive Plan, subject to annual grant program guidelines.

Message from the CHR Committee Chair

During 2023, I was honored to be appointed Chair of the CHR Committee upon the retirement of former Committee Chair Sam Di Piazza. I want to thank Sam for his service and contributions to the CHR Committee and to the Board, as well as for ensuring I was more than sufficiently prepared to continue his superb leadership.

Over the past year, the CHR Committee continued its oversight of the Company's executive compensation and human capital management efforts. The CHR Committee worked with management to establish corporate performance incentive goals that support the Company's strategy and directly impact NEO compensation, and continued its oversight of total rewards, corporate culture, talent management, management succession planning, and associate conduct. In addition, the CHR Committee oversaw the expansion of the Company's robust existing compensation recoupment program to include two clawback policies that, in tandem, exceed the requirements of the Dodd-Frank Act.

In March 2024, we were pleased to welcome Bill Rhodes to the CHR Committee. Our members' diverse skills and experiences continue to bring distinct perspectives on the Committee's responsibilities and the Company's compensation programs as we oversee management's strong progress toward the Company's compensation and human capital goals.

Joia Johnson
CHR Committee Chair

Key Responsibilities

- Assist the Board in fulfilling its responsibilities relating to the compensation of the executive officers, including ensuring that all executive compensation matters are decided in compliance with all relevant laws, rules, and regulations and in the context of what is fair, appropriate, and reasonable

- Regarding the Company's compensation plans and programs:
  - Approve the Company's compensation philosophy and oversee and monitor the plans and programs to determine whether they are properly aligned with the Company's strategic and financial objectives
  - Ensure that such plans and programs are supportive of the Company's risk appetite and tolerances established by the Board
  - Establish and maintain the appropriate processes and procedures and engage sufficient personnel to manage compensation-related risks

- Review and approve all Company goals and objectives relevant to the CEO's compensation and evaluate the CEO's performance in light of those goals and objectives

- Determine and approve the CEO's compensation and, in consultation with the CEO, the compensation of the executive officers and certain other senior officers

- Establish and administer corporate performance goals and certify when such performance goals have been attained

- Review and approve any proposed employment agreement with, or new hire award or payment to, any prospective or current executive officer; and any severance; change-in-control; or similar termination agreement, award, or payment proposed to be made to any current or former executive officer

- In consultation with the Risk Committee, ensure that the compensation and incentives granted to the CRO are consistent with providing an objective assessment of the risks taken by the Company

- Approve any new equity compensation plan or any material change to an existing plan where shareholder approval is not required

- Review and make recommendations as to the form and amount of Director compensation and the Directors' stock ownership guidelines

- Oversee the Company's Human Capital Management, including but not limited to associate conduct, engagement, and career progression, DEI initiatives and results, performance management, talent management, management succession, total rewards, and employment practices

- In coordination with the NCG Committee, oversee CEO succession planning and ESG matters related to Human Capital Management

- Oversee corporate culture with a focus on (i) aligning culture and human capital management with the Company's corporate strategy and (ii) ensuring that management's efforts and programs foster and support a company-wide culture of ethical decision making

- Oversee the Company's Code of Business Conduct and Ethics ("Code of Conduct") and any other programs related to ethics, business conduct, or conflicts of interest

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



Chair:
Ruth Ann Marshall

ADDITIONAL COMMITTEE MEMBERS:

Mark Crosswhite

Joia Johnson

Jim Prokopanko

Lee Styslinger

MEETINGS IN 2023:

5

Message from the NCG Committee Chair

Over the past year, the corporate governance landscape has continued to evolve, and it remains critical that Regions pursue corporate governance and ESG practices that appropriately balance the expectations of stakeholders and align with Regions' strategy. In that respect, the NCG Committee has continued to diligently exercise its oversight responsibilities with respect to Regions' corporate governance and ESG practices and disclosures.

In connection with a thorough, ongoing analysis of Board composition and needs, the NCG Committee was pleased to recommend to the Board the additions of Alison Rand and Bill Rhodes over the last year. Alison has brought a deep knowledge of the financial services industry, and her strong financial management skills have allowed her to begin contributing to the Board immediately. Bill joined the Board effective March 1, 2024, and we look forward to the fresh perspective he will bring as a long-tenured chief executive of a large public company. As we prepare for upcoming retirements in accordance with Regions' mandatory retirement age policy for Directors, the NCG Committee remains focused on Board refreshment and is committed to ensuring an engaged, well-balanced, and effective Board to oversee management.

The NCG Committee's efforts in 2023 also reflected the increasingly complex and highly dynamic sociopolitical sentiment towards ESG across Regions' footprint. Directors received regular updates from internal and external experts on the ongoing legislative, regulatory, and legal activity related to both ESG generally and specific ESG-related topics, as well as the perspectives shared directly with us by our stakeholders. The NCG Committee used these insights in overseeing the Company's ESG-related efforts and ensuring that Regions' ESG disclosures provided our stakeholders a clear picture of what Regions is doing, and why. This focus will remain a priority as the U.S. heads into an election year.

Ruth Ann Marshall
NCG Committee Chair

Key Responsibilities

- Assist and advise the Board in:
  - Identifying, considering, and evaluating individuals qualified to become Board members
  - Establishing and maintaining effective corporate governance policies and practices, including developing and recommending to the Board a set of corporate governance principles applicable to the Company
  - Exercising general oversight with respect to corporate governance
  - Leading the Board and committees in reviewing the Company's activities and practices regarding ESG matters that are of significance to the Company and its stakeholders
  - Overseeing the Board's Director succession planning process
- Oversee the Company's and Directors' engagement with institutional shareholders, proxy advisors, and other interested parties and assess feedback with respect to corporate governance, ESG, and related matters
- Periodically assess the Board's leadership structure, including why the Board's leadership structure is appropriate, taking into consideration the specific characteristics or circumstances of the Company
- Monitor Directors' service on other boards to ensure that each Director has adequate time to appropriately serve on Regions' Board
- Review, assess, and monitor compliance with the Company's Corporate Governance Principles
- Oversee the Company's significant practices and reporting with respect to ESG, including reviewing the Company's ESG strategy, initiatives, and policies and receiving updates from members of management responsible for those activities
- Facilitate and oversee the Board's self-evaluation process
- Oversee the Company's corporate governance practices and procedures, including the Certification of Incorporation, By-Laws, and other documents and policies in the Company's corporate governance framework

RISK COMMITTEE



Chair:
John D. Johns

ADDITIONAL COMMITTEE MEMBERS:

Noopur Davis

Zhanna Golodryga

Jim Prokopanko

Lee Styslinger

José Suquet

MEETINGS IN 2023:

4 (plus 1 joint meeting with the Audit Committee and 1 joint meeting with the CHR Committee)

Message from the Risk Committee Chair

During 2023, the Risk Committee effectively monitored parameters and tolerances for risk taking by the Company to ensure we remain in alignment with our established risk appetite. In light of turmoil in the banking industry early in 2023, the Risk Committee focused on ensuring Regions was effectively managing the Company's exposure to market and liquidity risk. The Risk Committee continued to provide consistent oversight of credit risk in response to economic headwinds, including those relating to inflation and interest rates, and monitored capital adequacy, business resiliency, the internal control environment, and our preparation for a potential recession.

Notwithstanding these significant risks, the Risk Committee also effectively monitored other key risks to the Company, including, among others, heightened regulatory compliance scrutiny, core infrastructure modernization, asset/liability management, environmental and social risk management, cyber and information security, fraud risk management, and third-party risk management. Further, the Risk Committee monitored the ongoing integration of acquisitions in alignment with the Company's enterprise risk management framework.

The Risk Committee will continue to work with management and outside experts with the goal of ensuring prudent and effective risk oversight within the fast-paced and ever-changing financial services industry.

Due to Regions' mandatory retirement age policy for Directors, I will be retiring from the Board effective as of the 2024 Annual Meeting. Accordingly, the past several months have been spent transitioning and preparing Jim Prokopanko in anticipation of his appointment as Chair of the Risk Committee. It has been a pleasure serving Regions and its stakeholders in this capacity and overseeing management's strong progress toward the Company's risk management goals.

Johnny Johns
Risk Committee Chair

Key Responsibilities

- Oversee the Company's enterprise-wide risk management framework, including policies, strategies, and systems established by management to identify, measure, mitigate, monitor, and report major risks, including emerging risks and other enterprise risks

- Establish the Board's risk appetite parameters to be used by management to operate the Company within the Enterprise Risk Appetite Statement

- Monitor the Company's performance to ensure alignment with the tolerance levels articulated in the Enterprise Risk Appetite Statement

- In coordination with the CHR Committee, ensure that the compensation of the Chief Risk Officer is consistent with providing an objective assessment of the risks taken by the Company

- Approve, at least annually, the contingency funding plan that sets out the Company's strategies for addressing liquidity needs during liquidity stress events

- Oversee the Company's credit risk rating system and approaches to asset/liability management, including trading and derivatives activities

- Oversee the Company's Credit Review function, including approving the appointment of the Director of Credit Review and reviewing their performance and compensation

- Supervise the Company's efforts to address operational risk, which include information technology/security activities, disaster recovery, business resiliency, crisis management, and third-party risk management

- Monitor and oversee the Company's compliance risk program, including BSA/AML/OFAC activities, and compliance with other legal and regulatory obligations

- In coordination with the NCG Committee, oversee matters related to environmental and social risk management

TECHNOLOGY COMMITTEE



Chair:
Zhanna Golodryga

ADDITIONAL COMMITTEE MEMBERS:

Noopur Davis

Johnny Johns

Alison Rand

MEETINGS IN 2023:

6

Message from the Technology Committee Chair

Since the formation of the Technology Committee in February 2022, the Committee has continued to oversee and support key transformation and modernization efforts at Regions, as well as several strategic organizational changes to align to the business and modernize the structure of the Technology organization.

In 2023, the Technology Committee was pleased to welcome new Regions Board member Alison Rand to the Committee. Alison has provided a fresh perspective and has already made significant contributions to the Committee. Additionally, the Technology Committee continued to oversee the collective efforts of the Transformation Office, the Technology group, and the business toward core deposits and lending modernization, as well as omnichannel, personalization, and other innovative capabilities that can be leveraged more broadly by the enterprise through the Technology, Operations, Digital and Data support unit. In coordination with the Risk Committee, the Technology Committee also closely monitored activities and risks associated with information technology and security, including cybersecurity and data privacy.

In 2024, the Technology Committee will continue to provide oversight with respect to the overall role of technology in executing business strategy and Regions' enterprise business transformation.

Zhanna Golodryga
Technology Committee Chair

Key Responsibilities

- Oversee the role of technology in executing the Company's business strategy, including with respect to the Company's operations, performance, innovation, management's activities, and related communications

- Monitor the technology expenditures of the Company and its business segments

- Supervise significant technology investments in support of the Company's technology strategy and operations

- Monitor technological, digital, and commercial innovation in the Company's industry and the Company's related growth and competitive position

- Oversee the Company's innovation and technology acquisition processes

- Review critical technology, data and analytics, and digital programs and projects with business and information technology personnel to understand the functionality, quality, business benefits, and customer adoption

- Supervise the Company's culture and talent strategy related to technological and digital transformation

- Monitor and oversee the Company's technology operations including, among other things, software development project performance, technical operations performance, technology architecture, quality of digital products and services, significant technology investments, and information technology/security activities

- Coordinate with the Risk Committee on risk assessment and management associated with technology-related strategic investments, major technology vendor relationships, and risks associated with information technology and security activities, including cybersecurity and data privacy

Risk Management Oversight

OVERVIEW OF THE BOARD'S ROLE IN THE RISK MANAGEMENT PROCESS

The foundation of the Company's risk management efforts is established by the Board. The Board reviews, approves, and oversees management's creation and implementation of the Company's short- and long-term strategic objectives. These objectives are communicated through a strategic plan, in alignment with the Board's Enterprise Risk Appetite Statement, which is presented by management and approved by the Board each year. The Board reviews and approves the Company's annual budget and all significant financial expenditures over certain policy limits, to ensure the integration of risks and results into financial performance. The Board approves the Capital Plan prior to its submission to the Federal Reserve and actions taken throughout the Plan's lifespan to execute it. The Board also assures appropriate enterprise-wide risk management by overseeing the processes used to evaluate the Company's internal controls, risk management, financial reporting, key ESG matters, and legal and regulatory compliance. These responsibilities are thoughtfully delegated to the Board's five standing committees, which provide regular reports to the full Board on their respective activities.

Oversight

Board of Directors
■ Strategic planning and objectives
■ Budget and capital planning



Board-level Committees				
Risk Committee	**Audit Committee**	**CHR Committee**	**NCG Committee**	**Technology Committee**
■ Enterprise risk management framework and policies ■ Performance versus risk appetite and tolerance	■ Financial reporting ■ Internal controls ■ Independent auditor and Internal Audit function	■ Compensation plans and programs ■ Human Capital Management ■ Effectiveness of incentives	■ Corporate governance ■ Board succession ■ Board composition ■ ESG practices and disclosures	■ Information technology/security activities ■ Technology and digital transformation strategy

RISK COMMITTEE

The core policies and practices underlying the Company's risk culture are primarily overseen by the Board's Risk Committee. Each year, the Risk Committee reviews and approves the Enterprise Risk Appetite Statement, which articulates the risk tolerance parameters to be used by management in operating the Company. The Risk Committee also reviews, approves, and oversees the operation of an enterprise-wide risk management framework integrating risk management into the Company's strategic, capital, and financial planning processes. Beyond these vital risk documents, the Risk Committee is also responsible for reviewing and approving certain enterprise-wide policies governing risk taking within the Company. These include policies designed to address the primary risks faced by the Company—compliance, credit, market, liquidity, operational, legal, reputational, and strategic—as well as policies aimed at managing specific risk-generating activities.

Throughout the year, the Risk Committee monitors the Company's performance to oversee alignment with established tolerance levels and risk management policies. This includes the policies, strategies, and systems established by management to identify, measure, mitigate, monitor, and report both current and emerging risks that the Company faces. The Risk Committee receives reports on key risks from management on a quarterly basis, including risk assessments of and updates on each category of risk identified in the Enterprise Risk Appetite Statement, and recommends further actions accordingly. Such reports include the Company's performance against the Enterprise Risk Appetite Statement and a Top Risk Identification Update. More focused reports on areas of risk, such as interest rate and liquidity risk management, information technology and cybersecurity, regulatory compliance, and recession readiness, allow the Risk Committee to effectively monitor more specific

risks to the Company's safety and soundness and financial condition. The Risk Committee routinely reviews credit performance and concentrations, operational issues, trading and derivatives, new and ongoing initiatives, major projects and litigation, and open risk management issues (inclusive of remediation plans). To obtain this assurance on a more widespread basis, the Risk Committee coordinates risk management issues within other areas of responsibility and ensures periodic communications with the Company's federal and state regulators.

AUDIT COMMITTEE

The Board's Audit Committee supports the risk management process through its oversight of major financial risk exposures. This responsibility is primarily accomplished through the Audit Committee's oversight of the Company's financial reporting and internal controls. The Audit Committee reviews the Company's financial statements, reports, disclosures, and reporting process, including conformance to accounting principles and key or critical accounting policies and use of non-GAAP measures, to assess the underlying information's quality, integrity, and consistent application of financial reporting requirements and accounting principles.

The Audit Committee also receives internal and external evaluations of the Company's internal accounting and financial controls, reviews the Company's critical accounting estimates and related policies annually, and reviews the process used to identify significant internal controls over financial reporting. These activities allow the Audit Committee to evaluate management's risk-based judgments and resulting efforts to monitor and control major financial risk. Similarly, the Audit Committee receives reports from management and outside advisors, when necessary, on the effectiveness of the Company's processes for ensuring legal and regulatory compliance.

CHR COMMITTEE

The CHR Committee complements Board efforts by overseeing risk management related to the Company's compensation philosophy and practice and Human Capital Management. The CHR Committee discusses and evaluates the Company's compensation plans and programs for alignment with overall strategic and financial objectives, which includes consulting with senior risk managers to ensure the programs and plans support the Company's risk appetite and tolerances. The CHR Committee also approves the compensation plans, including base salary, long-term compensation, incentives, benefits, and perquisites, for the Company's executive and senior officers. Among these, the CHR Committee oversees the Company's exposure to material risk by reviewing that the plans' designs avoid excessive risk-taking and mitigate associated risks through controls and risk management processes. To that end, the CHR Committee also oversees management's ongoing monitoring and independent validation of the effectiveness of the Company's incentive compensation policies.

Additionally, the CHR Committee provides oversight of the Company's strategies and policies for Human Capital Management, under which the CHR Committee oversees total rewards, corporate culture, DEI initiatives, talent management, management succession, and associate conduct, including reviewing and overseeing implementation of the Code of Conduct.

NCG COMMITTEE

The NCG Committee monitors the Company's risks related to ESG and regularly reviews information covering the Company's ESG practices and disclosures. The NCG Committee also oversees risks related to Board composition, leadership, independence, and structure and assists the Board in establishing and maintaining effective corporate governance policies and practices. Such measures include, for example, oversight of transactions with related persons to help ensure any independence-related risks are addressed appropriately, as well as reviewing and approving the Company's insider trading policy. Finally, the NCG Committee oversees Director orientation and continuing education, which may cover current and emerging risks.

TECHNOLOGY COMMITTEE

The Technology Committee assists the Board in fulfilling its oversight responsibilities with respect to risks associated with the role of technology in executing the Company's business strategy, including, but not limited to, (i) technology, digital, and innovation strategy, performance, and operations, (ii) significant technology investments and expenditures, (iii) project management, and (iv) emerging trends in technology and digital transformation.

Throughout the year, the Technology Committee reviews critical technology, data and analytics, digital, and cybersecurity programs to understand functionality, quality, business benefits, and customer adoption. The Technology Committee monitors the Company's technological, digital, and commercial innovations related to growth and competitive position, as well as critical technology programs and projects.

EXECUTIVE COMMITTEE

The Executive Committee, though not considered a standing committee, meets on an as-needed basis between regularly scheduled Board meetings to address matters that either require prompt attention or are deemed appropriate by the members of the Executive Committee for it to consider on behalf of the Board. This provides the Board with an added level of flexibility to handle matters on an ad hoc basis that may, among other things, pose risk to the Company.

ADDITIONAL RISK MANAGEMENT THROUGH CONSTITUTION AND COLLABORATION

Each of the five standing Board committees is composed entirely of Directors whom the Board has affirmatively determined to be "independent" under NYSE standards. This intentional approach to committee composition facilitates the effectiveness of executive sessions, which the committees hold regularly with individual members of the Company's management. For example, the Risk Committee convenes in separate executive sessions at least quarterly with the Chief Risk Officer ("CRO"), the Chief Audit Executive, and the Director of Credit Review. Similarly, the Audit Committee holds one or more separate executive sessions in each financial quarter with the Chief Audit Executive, the independent auditor, the CRO, and the Director of Credit Review. The independence of these Board committees' members within the setting of an executive session promotes the Directors' ability to discuss openly, and thereby provides more effective oversight of the Company's work to identify, measure, mitigate, monitor, and report risks.

The risks associated with a number of significant Board objectives are mitigated by cross-committee collaboration. These collaborations allow the examination of the same objective through two different risk lenses simultaneously, thereby allowing more efficient oversight of the Company's risk management efforts. Examples of these collaborations include overseeing the determination of the Company's allowance for credit losses (Risk Committee and Audit Committee); reviewing management's annual risk assessment on the effectiveness of the Company's compensation system, especially for consistency with safety and soundness (CHR Committee and Risk Committee); determining that the compensation of the CRO promotes effective risk assessment (CHR Committee and Risk Committee); and overseeing risk management associated with information technology, cybersecurity, and data privacy (Risk Committee and Technology Committee).

RELATIONSHIP OF COMPENSATION POLICIES AND PRACTICES TO RISK MANAGEMENT

The assumption of risk is an inherent part of our business, and as such, the successful execution of our strategic plans and objectives requires effective management of the risks we assume. Because our risks may be generated by external or internal sources, and thus may or may not be within our control, we aim to identify, measure, mitigate, monitor, and report risk within an overarching risk management cycle. It is our responsibility to establish an enterprise risk management framework that facilitates risk management for the benefit of all of our stakeholders. We must also ensure that our decisions are guided not only by our Company's mission, values, vision, and purpose, but also by our Board's defined risk appetite for overall risk capacity, financial strength, and risk-reward evaluation. Because this is an ongoing process, our CHR Committee is charged with monitoring the effect that changes in the economic and external environment could have on our existing compensation-related risk management practices.

As a foundational principle, we have traditionally formulated and adhered to compensation policies and practices that simultaneously support a strong risk management culture and reward long-term value. To support these dual objectives, our CHR Committee is also tasked with providing active oversight of the Company's incentive compensation plans and programs.

As we describe in the *CD&A,* we intentionally align our compensation philosophy for all associates with how we manage risk. Compensation plans and programs are designed, periodically reviewed, and revised by the CHR Committee and management to ensure they continue to support the long-term growth of and the strategic direction for the Company. The CHR Committee also oversees that these same plans and programs are determined and implemented in accordance with the laws, rules, and regulations applicable to the Company.

Consistent with effective risk management principles, base salaries of associates are competitive, represent a significant portion of compensation, and are reviewed on an annual basis in a Company-wide exercise. As such, they are crafted and regularly reviewed so as to prevent excessive risk taking aimed at increasing compensation levels. Variable compensation payments are made to many associates within the Company and provide an important tool to motivate associates to excel at executing our business plans. Variable incentive plans are carefully designed to align associate and stakeholder interests and represent a small percentage of total revenue. Additionally, variable incentive plans are governed by a comprehensive set of reviews, alignment tools, and programs to ensure that adequate risk management controls are in place. Finally, compensation decisions are subject to scrutiny by the CHR Committee and senior management so that focus

remains on important factors such as effective risk management; compliance with internal controls and ethical conduct standards; competition for top talent; market-based pay levels; and the need to attract, develop, grow, and retain the Company's current and future leadership team.

Certain practices established by the Company and overseen by the CHR Committee to manage risk related to compensation practices include:

- Establishment of a broad, robust compensation recoupment program, including the development, review, and approval of the SEC-required clawback policy;

- Institution of a program providing guidance to business leadership as to the appropriate use of discretion in compensation decisions;

- Establishment of a program covering adverse risk events and how we consider those events in making compensation decisions;

- Assembling a centralized group that assists the business groups and units with the design of their incentive plans, so that such plans align with the Company's and groups' business strategies, guiding principles for variable compensation, risk appetite, and all relevant guidelines and programs;

- Establishment of a comprehensive internal governance process covering the administration of our incentive compensation programs;

- Putting in place robust compliance, internal control, disclosure review, and reporting programs;

- Developing and implementing long-term compensation awards that are subject to substantial future vesting requirements and risk of forfeiture. Vesting requirements include the passing of time, performance against predetermined goals, and meeting certain capital and liquidity thresholds; and

- Prohibition of hedging strategies related to the ownership stakes our key associates have in Regions.

As more fully described in the *CD&A*, the CHR Committee oversees our compensation practices and meets at least annually with the CRO to review incentive compensation arrangements for associate compensation plans in order to identify any features that might encourage unnecessary and excessive risk-taking or manipulation of earnings. The CHR Committee then collaborates with senior risk managers to establish and maintain processes and procedures and engage personnel to manage these compensation-related risks. The CHR Committee also undertakes an annual review of management's risk assessment on the effectiveness of the Company's overall compensation system, particularly its consistency with safety and soundness principles.

Based on our approach to enterprise risk management, including the comprehensive risk review of our incentive compensation plans, our risk assessments for significant businesses and staff functions, and the continued emphasis on incorporating risk-mitigating practices and performance requirements within our compensation programs, we believe any risks arising from our compensation plans, programs, and practices are not reasonably likely to have a material adverse effect on the Company.

Cybersecurity Oversight

As a company that deals with large volumes of sensitive customer information and financial transactions, Regions treats cybersecurity risk as a key operational risk within its enterprise-wide risk management framework. Regions' system of internal controls also incorporates an organization-wide protocol for the reporting and escalation of cybersecurity matters, including to management and the Board. The Board also receives updates on the Company's enterprise services, which includes resilience, information technology, and cybersecurity. The Board considers both business and technical resilience, cybersecurity and technological innovation, and privacy considerations, along with related risk considerations and mitigation efforts, within the Company's strategic plan.

The Board is actively engaged in the oversight of Regions' continuous efforts to reinforce and enhance its operational resilience and receives education on the cybersecurity landscape. The Board oversees the management of cybersecurity and related risks primarily through its Risk Committee, which is supported by various management level risk committees under the Risk Committee's purview. The Board's Risk Committee annually reviews and approves the Company's information security policy; reviews information and regular reports on the topic from members of management on at least a quarterly basis; and recommends actions and other steps to be taken, as it deems appropriate. Additionally, the Board's Audit Committee periodically receives reports on the Information Security Program prepared by the Chief Information Security Officer and the Company's Risk Management and Internal Audit functions. The Board's Technology Committee is charged with oversight of the overall role of technology in executing Regions' business strategy and coordinates with the Risk Committee on risk assessment and management associated with technology-related strategic investments, major technology vendor relationships, and risks associated with information technology and security activities. The Board annually reviews the information security program and, through its various committees, is briefed

at least quarterly on cybersecurity matters. In addition, our management follows a risk-based escalation process to notify the Audit Committee and Risk Committee outside of the regular reporting cycle when they identify an emerging risk or material issue.

For more information on Regions' Information Security Program and related discussion, see our Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC.

Capital Planning Process

Effectively managing and deploying capital is essential to meeting our strategic and financial objectives, as well as the expectations of our stakeholders. Regions employs a robust and mature Capital Planning Process ("CPP") that is designed to ensure capital levels are commensurate with the risk inherent in the balance sheet and sufficient to allow the Company to extend credit and meet customer needs, including in periods of severe stress. Additionally, the CPP seeks to promote the efficient use of capital while maintaining a long-term approach to capital allocation and distribution consistent with stakeholders' expectations and the Company's strategic priorities. The CPP relies upon active participation by cross-functional groups throughout the Company, including Finance, Corporate Treasury, Risk Management, Internal Audit, and the various business groups, and is overseen by a governance committee structure composed of a similarly broad cross-section of senior management as well as the Board. The governance structure is led by the senior management-level Asset/Liability Management Committee ("ALCO") and involves several key CPP-focused sub-committees of the ALCO and other relevant senior management-level committees. These include the Scenario Design Committee, Operational Risk Committee, Capital Management Committee, and Enterprise Risk Management Committee. Lastly, Regions' Board provides approval and oversight of all CPP activities, which flow from the capital plan and Capital Policy approved by the Board each year. For more information on Regions' Capital Planning and Stress Testing Framework, see our Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC.

Related Person Transactions

We may occasionally enter into or participate in transactions with certain persons related to Regions, whom we refer to as "related persons." Related persons include our executive officers, Directors, Director nominees, and beneficial owners of 5 percent or more of any class of Regions voting securities, as well as the immediate family members and certain associated entities of such persons. The Board has adopted a written Related Person Transactions Policy that provides a mechanism for identifying, evaluating, and approving or prohibiting significant transactions involving Regions and related persons.

For the purposes of this policy, a "related person transaction" is a transaction, arrangement, or relationship or any series of similar transactions, arrangements, or relationships, including any indebtedness or guarantee of indebtedness (each a "transaction") in which (i) Regions was, is, or will be a participant; (ii) the amount involved exceeds $120,000 in any fiscal year; and (iii) any "related person" had, has, or will have a direct or indirect material interest. Certain types of transactions are explicitly excluded from the policy given their nature, regardless of the amount involved.

Any proposed transaction in which a related person may have a direct or indirect material interest is subject to advance notification requirements and, if confirmed that the transaction constitutes a related person transaction, the NCG Committee's review. Facts and circumstances considered in this review include:

- The transaction's benefits to Regions;

- Its potential impact on the relevant Director's independence (if the related person is a Director, an immediate family member of a Director, or an entity in which a Director is a partner, shareholder, or executive officer);

- The availability of other sources for comparable products or services;

- The terms of the transaction, including whether those terms are available to unrelated third parties or to associates in general; and

- Whether the transaction is consistent with Regions' Code of Conduct.

The NCG Committee is authorized to approve or ratify related person transactions that are in the best interests of the Company and its shareholders and that are consistent with the Code of Conduct. Transactions that present a conflict of interest or are deemed inconsistent with the interests of Regions and its shareholders must be prohibited by the NCG Committee and cannot be entered into or continued by Regions.

TRANSACTIONS WITH DIRECTORS, DIRECTOR NOMINEES, AND EXECUTIVE OFFICERS

Murray Statham, the stepson of former Regions executive officer C. Matthew Lusco, is a non-executive employee of Regions. Mr. Statham received total compensation between $170,000 and $195,000 for the performance year 2023. Mr. Statham's compensation is calculated in accordance with practices applicable to other Regions employees with equivalent responsibilities and in similar positions. The NCG Committee reviewed and approved the compensation of Mr. Statham.

TRANSACTIONS WITH 5 PERCENT BENEFICIAL OWNERS

Based on information contained in separate Schedule 13G/A or Schedule 13G filings with the SEC, each of BlackRock, Inc., State Street Corporation, The Vanguard Group, Inc., and Wellington Management Group LLP (respectively, and including their affiliates, "BlackRock," "State Street," "Vanguard," and "Wellington") reported that it beneficially owned more than 5% of the outstanding shares of Regions' common stock as of December 31, 2023. During 2023, we, or our affiliates, engaged in transactions in the ordinary course of business with each of BlackRock, State Street, Vanguard, and Wellington, including those relating to investment management services, advisory services, banking services, and other ordinary course commercial relationships. Such transactions were entered into on an arm's length basis, contain customary terms and conditions, and were unrelated to their respective ownership of our stock. Following review, such transactions were determined not to be material in accordance with our Related Person Transactions Policy.

OTHER ORDINARY COURSE TRANSACTIONS

Certain Directors and executive officers and their affiliates, other related persons and their affiliates, and beneficial owners of more than 5 percent of Regions common stock and their affiliates were customers of, and had transactions with, Regions and our subsidiaries in the ordinary course of business during 2023, and additional transactions may be expected to take place in the ordinary course of business. Included in such transactions are outstanding loans and commitments from Regions Bank, all of which were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to Regions, and did not involve more than the normal risk of collectability or present other unfavorable features. Such transactions do not constitute reportable related person transactions under applicable SEC rules.

Regulation O Policies and Procedures

We maintain additional policies and procedures to help ensure our compliance with the Federal Reserve's Regulation O. This regulation imposes various conditions on a bank's extension of credit to Directors, executive officers, and principal shareholders and their related interests. Any such extensions of credit must comply with our Regulation O policies and procedures.

Our Regulation O policies and procedures require that extensions of credit (including interest rates and collateral) to Directors, executive officers, and principal shareholders and their related interests must:

- Be made on substantially the same terms as those prevailing at the time for comparable transactions with persons or parties who are not covered;

- Follow credit underwriting procedures no less stringent than those prevailing at the time for comparable transactions with non-covered persons or parties;

- Not involve more than the normal risk of repayment or present other features unfavorable to Regions; and

- Be reported in accordance with the Financial Institutions Rate Control and Regulatory Act of 1978 and Regulation O requirements.

In addition, the amount of covered extensions of credit cannot exceed individual and aggregate regulatory lending limits.

Our wholly owned subsidiary, Regions Bank, requires that any request for an extension of credit from a Director, executive officer, or principal shareholder or their immediate family member be reviewed by Credit Risk Governance & Policy Compliance, in consultation with the appropriate credit executive, to determine applicable compliance with our policies and procedures. All requests that fall under Regulation O require the approval of the Financial Risk Executive. If a request would result in aggregate credit exposure of more than $500,000, a majority of the board of directors of Regions Bank must preapprove it. Reports of all extensions of credit made under Regulation O are provided to the Regions Bank board in compliance with the regulation.

All of our extensions of credit to our Directors, executive officers, principal shareholders, and their related interests comply with our Regulation O policies and procedures.

Codes of Conduct

Regions' Code of Conduct forms the foundation of our ethical culture, describing how we as a company relate to others as we conduct business and how we work together as associates according to our core values. The Code of Conduct provides information and guidance to help address a variety of ethical issues, including the protection of confidential and proprietary information; the prohibition on accepting inappropriate gifts or favors; protections against harassment and discrimination; compliance with laws and regulations; the avoidance of conflicts of interest; and prompt reporting of suspected Code of Conduct violations. All associates, officers, and Directors of Regions and its subsidiaries and affiliates are expected to comply with our Code of Conduct.

The Board has also adopted a separate Code of Ethics for Senior Financial Officers that supplements the Code of Conduct and applies to the CEO, CFO, Principal Accounting Officer, and Controller.

The Code of Conduct and Code of Ethics are available on our website at **ir.regions.com/governance**. Regions intends to disclose within four business days, if required by applicable laws, any amendment to, or waiver from, the Code of Conduct or the Code of Ethics granted to Directors or executive officers by posting such information on our website at **ir.regions.com/governance**.

Compensation Committee Interlocks and Insider Participation

Directors who served on Regions' CHR Committee at any time during 2023 are listed below. None of the executive officers of Regions currently serves or served during 2023 on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on Regions' Board or CHR Committee.

No member of the CHR Committee is now, or has been, an officer or employee of Regions. No member of the CHR Committee had any relationship with Regions or any of its subsidiaries during 2023 pursuant to which disclosure would be required under applicable SEC rules pertaining to the disclosure of transactions with related persons.

Current CHR Committee Members:
- *Joia Johnson*
- *Tom Hill*
- *Ruth Ann Marshall*
- *Bill Rhodes*
- *Tim Vines*

Former CHR Committee Members (active during 2023):
- *Sam Di Piazza (retired April 19, 2023)*

Communications between Shareholders, Other Interested Parties, and the Board of Directors

The Corporate Governance Principles adopted by the Board include a mechanism for shareholders and other interested parties to communicate with Directors. Matters that deal with the Company's general business operations are more appropriately addressed by management.

The Corporate Secretary circulates communications to the appropriate Director or Directors, with the exception of those communications that are of a personal nature or unrelated to the duties and responsibilities of the Board, including, without limitation, routine customer service complaints. Directors may review any communication upon request. The Chief Governance Officer's group maintains a log of any such communications not shared with the Board, and this log is provided to the Board on a quarterly basis. Items such as commercial solicitations, opinion survey polls, new product or service suggestions, employment resumes, job inquiries, and mass mailings are not shared with the Board nor maintained in the log.

HOW TO COMMUNICATE WITH YOUR BOARD

Shareholders and other interested parties may send Regions communications that are directed to the Board, a Board committee, or the Independent Chair of the Board; the non-management, independent Directors as a group; or an individual member of the Board by sending a letter with clear notation as "Board Communication" or "Director Communication" to:

Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203
c/o Office of the Corporate Secretary

Communications regarding customer banking matters should be sent to the following address:

Regions Bank
Office of Customer Satisfaction
250 Riverchase Parkway East
Birmingham, Alabama 35244

HOW TO CONTACT US

Chief Governance Officer	Attention: Chief Governance Officer Governance@regions.com	
Investor Relations	Attention: Investor Relations Investors@regions.com	
Board of Directors	c/o Office of the Corporate Secretary Attention: Board Communication	**Regions Financial Corporation** **1900 Fifth Avenue North** **Birmingham, Alabama 35203**
Chair of the Board	c/o Office of the Corporate Secretary Attention: Chair of the Board	
Lead Independent Director	c/o Office of the Corporate Secretary Attention: Lead Independent Director	
Audit Committee of the Board	c/o Office of the Corporate Secretary Attention: Chair of the Audit Committee	

Environmental and Social Practices

Overview

At Regions, we have our own, customized approach to ESG that, at its heart, is about making life better for the people and places we serve. Our commitment to ESG is thoughtfully tailored to align with our business strategies focused on soundness, profitability, and growth. This commitment complements Regions' daily initiatives to support our full range of stakeholders, including our shareholders, customers, associates, and communities.

> *In an environment where the term "ESG" can be used in a variety of different ways, we want to be clear: ESG at Regions is about operating in a way that fortifies our strategic goals, balances risk and reward, and ultimately benefits all of our stakeholders.*

Governance of ESG-Related Risks and Opportunities

We believe that delivering shared value starts with sound governance practices, where our ESG-related risks and opportunities are overseen and managed in line with our broader business strategy. This integrated approach enables us to apply our robust governance process to our ESG-related decision-making on an ongoing basis, putting ESG factors into perspective for our internal experts and leadership as they perform their roles. The following table represents the governance structure that we use to oversee and manage ESG-related risks and opportunities across the enterprise:



Board of Directors

↓

Board-Level Committees

- **NCG Committee**
- **Risk Committee**
- **CHR Committee**
- **Audit Committee**
- **Technology Committee**

↓

Management-Level Committees

- **Executive Leadership Team**
- **ESG Leadership Council**
- **Disclosure Review Committee**
- **Risk Governance Committees**

BOARD-LEVEL OVERSIGHT

As overseers of risk and stewards of long-term enterprise value, our Board plays a critical role in understanding the potential impact of ESG matters on the Company's operations and business. To that end, the Board and each of its standing committees oversee Regions' ESG-related risks and opportunities within the context of their broader oversight responsibilities. The areas of oversight carried out by the Board and delegated to each Board committee are formalized through our Corporate Governance Principles and Board committee charters, respectively, as follows:

Board of Directors	Oversees ESG matters arising within the Strategic Plan, capital planning process, and annual budget, as well as overseeing execution of responsibilities carried out by the Board committees as set forth below
NCG Committee	Oversees the Company's practices and reporting with respect to ESG matters that are of significance to the Company and its stakeholders, including reviewing the Company's ESG strategy, initiatives, policies, and related stakeholder engagement
CHR Committee	Oversees management's efforts and programs to ensure they foster and support a company-wide culture of ethical decision-making, as well as the effectiveness and continuous improvement of the Company's strategies and policies regarding its human resources management function, including total rewards, human capital and talent management, management succession planning, and DEI practices
Risk Committee	Oversees identified ESG considerations within the Company's enterprise-wide risk management framework and risk inventory, as well as matters related to environmental and social risk management, such as climate change risk
Audit Committee	Oversees functioning of Company's internal controls and disclosures, including disclosure on material ESG-related matters, and ESG considerations within the scope of planned audit activities conducted by the internal audit division
Technology Committee	Oversees the Company's technology strategy, investments, expenditures, and operations, as well as the culture and talent strategy related to technological and digital transformation

The Board's annual self-evaluation program helps ensure that our Directors are equipped to carry out their oversight responsibilities in a manner that creates shared value for our stakeholders. As part of their 2023 year-end questionnaires, each of our Director nominees was asked to state their experience or expertise in areas critical to Regions' operations; several of those areas contribute to the Board's effective oversight of ESG-related risks and opportunities. The following represents the number of Director nominees with "considerable" or "extensive" experience or expertise in each of those areas:



Corporate Governance	Customer Focus and Community Engagement	Environmental Sustainability Practices	Executive Compensation and Benefits	Human Capital Management
13/13 Directors	12/13 Directors	8/13 Directors	10/13 Directors	12/13 Directors

MANAGEMENT-LEVEL EXECUTION

Committing to shared value requires effective management of ESG-related risks and opportunities. In this respect, we use an approach similar to that of Board-level oversight: ESG-related risks and opportunities are managed within the context of broader responsibilities carried out by the Company's senior management. Different management-level teams and their respective ESG-related management responsibilities include:

Executive Leadership Team	Evaluates ESG considerations within the strategic planning process and oversees the ESG Leadership Council
ESG Leadership Council	Maintains an aggregated view of the Company's ESG-related risks and opportunities, leveraging internal and external inputs, and provides guidance and direction on internal initiatives
Disclosure Review Committee	Reviews ESG-related disclosures in SEC reporting and provides feedback on voluntary ESG disclosures
Risk Governance Committees	Supervise enterprise risk assessments that include ESG-related risks and assess adherence to Company's risk tolerance and desired risk appetite

A Shared-Value Approach

ENGAGING WITH OUR STAKEHOLDERS

As a large financial institution with a diverse base of customers, associates, vendors, and suppliers, Regions interacts with a variety of stakeholders, each with their own priorities and expectations regarding ESG issues. Accordingly, we must often consider simultaneous, disparate, and divergent sentiments on ESG matters from multiple stakeholder groups. Engaging with our stakeholders enables meaningful dialogue around these sentiments, ultimately facilitating shared value creation. Over the past year, such interactions included:

- Speaking with shareholders as part of our corporate governance shareholder engagement program, discussed in this proxy statement
- Obtaining insights from Regions' customers and clients on the ESG-related risks and opportunities they have identified
- Discussing ESG perspectives with policymakers representing constituencies across our footprint
- Monitoring developments in federal and state laws, regulations, and initiatives related to ESG issues
- Interacting with proxy advisory firms, ESG standards-setting organizations, and third-party ESG data providers
- Contributing to discussions with peers through industry group roundtables, working groups, and task forces
- Collaborating with local, state, and national organizations with the common goal of supporting our communities

These opportunities enable us to approach ESG matters more strategically and manage related risks more effectively.

Regions' stakeholders include:

- *Shareholders*
- *Customers*
- *Associates*
- *Communities*
- *Regulators and Policymakers*
- *Nonprofit Organizations*
- *ESG Data Providers and Proxy Advisory Firms*

FOCUSING OUR EFFORTS

Regions' approach to ESG is designed to carry out our mission in a way that reflects practical business standards. Accordingly, we seek to address strategic business objectives in a manner that delivers shared value to our shareholders, customers, associates, and communities:

Shareholders	Customers
Achieving superior economic value by overseeing and managing ESG-related risks and opportunities in line with business strategy	***Offering products and services that align with their unique ESG-related goals and strategies***
- Refreshed Board composition by onboarding new Directors in 2023 and 2024 - Enhanced controls within our ESG disclosure development process through cross-functional collaboration - Invested in technology to modernize core platforms, detect and prevent fraud, and improve the customer authentication experience - Sought insight into ESG-related risks within our business by measuring Scope 3 financed emissions and performing climate scenario analysis - Continued to seek operational efficiencies via our goal to decrease operational greenhouse gas emissions by 50% by the year 2030	- Introduced Regions Overdraft Grace feature, giving personal checking account customers an extra business day to make deposits and cover overdrafts - Enhanced our Regions Explore Credit Card, part of the Regions Now Banking suite of products and services for underbanked consumers - Promoted financial wellness by making MyGreenInsights personal finance management tool available through our mobile app - Offered customized financings for customers with environmental goals through our Energy & Natural Resources Group and our Solar Tax Equity Finance Team - Launched enhancements to our customer authentication process to improve their experience securely

Associates

Building the best team: an informed, engaged workforce that is diverse like the communities we serve

- Invested in a wide range of offerings through Wellbeing@Regions, aimed at associates' holistic wellbeing—physical, mental, financial, professional, and social

- Cultivated internal talent and leadership development skills under our RegionsLEADS Cornerstones of Leadership framework

- Enabled associates to pursue educational opportunities, tuition-free, through partnership with Guild Education Services

- Nurtured an "all-inclusive" workplace through our DEI Executive Council and 20 DEI Networks across our footprint

- Aimed to prepare our workforce for a rapidly changing environment through our customized learning experience platform

Communities

Fostering inclusive prosperity through community investments and associate volunteerism

- Established the Making Life Better Institute[SM] to increase associate volunteer service and deepen our impact

- Strengthened the Market Executive program to deliver a shared-value approach to local community engagement

- Continued our strategic work in helping grow low- and moderate-income communities

- Launched the Birmingham Black-Owned Business Initiative to connect current and future business owners in our headquarters city with vital resources for success

- Continued to rigorously prioritize initiatives with sustainable and meaningful impact through philanthropic giving, as well as lending and investments through the Regions Foundation® and the Regions Community Development Corporation®

REMAINING TRANSPARENT

Strong governance includes remaining accountable to our stakeholders. We publish several disclosures that are designed to demonstrate how we deliver shared value through our various ESG-related initiatives. To that end, in 2023, we released the following disclosures and documents:

- 2022 ESG Report

- 2022 Task Force on Climate-related Financial Disclosures ("TCFD") Report

- 2022 Sustainability Accounting Standards Board ("SASB") Index

- 2022 Global Reporting Initiative ("GRI") Index

- 2022 Workforce Demographics (EEO-1) Index

- 2022 Greenhouse Gas Inventory Assurance and Verification Statement

- Environmental Sustainability Statement

- Human Rights Statement

- Supplier Code of Conduct

These disclosures and documents, along with a historical archive, are available at **regions.com/about-regions/environmental-social-and-governance**. We also share more information about specific initiatives throughout the year on **doingmoretoday.com** and **regions.com/about-regions/community-engagement**.

Ownership of Regions Common Stock

Overview

As of the Record Date, Regions had issued 960,221,148 shares of common stock, of which 919,188,472 shares were outstanding and 41,032,676 shares were held as treasury stock. Treasury stock cannot be voted.

Shareholders are entitled to one vote for each share on all matters to come before the annual meeting. Only common shareholders of record at the close of business on the Record Date will be entitled to vote at the annual meeting or any adjournment or postponement thereof.

Holders of our Depositary Shares, representing a 1/40th interest in a share of our Non-Cumulative Perpetual Preferred Stock, Series B (the "Class B Depositary Shares") or representing a 1/40th interest in a share of our Non-Cumulative Perpetual Preferred Stock, Series C (the "Class C Depositary Shares") or representing a 1/100th interest in a share of our Non-Cumulative Perpetual Preferred Stock Series D (the "Class D Depositary Shares") or representing a 1/40th interest in a share of our Non-Cumulative Perpetual Preferred Stock, Series E (the "Class E Depositary Shares") are not entitled to vote at the annual meeting. As of the Record Date, 20,000,000 Class B Depositary Shares, 20,000,000 Class C Depositary Shares, 350,000 Class D Depositary Shares and 16,000,000 Class E Depositary Shares were issued and outstanding.

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding shareholders known to us to have beneficial ownership of more than 5 percent of our outstanding common stock, as of the dates indicated in the footnotes below:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Number of Common Shares (#)	Percent of Class (%)
BlackRock, Inc. (and subsidiaries) [1] 50 Hudson Yards New York, New York 10001	88,029,893	9.58
State Street Corporation (and subsidiaries) [2] 1 Congress Street, Suite 1 Boston, Massachusetts 02114	57,570,108	6.26
The Vanguard Group, Inc. (and subsidiaries) [3] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	117,699,356	12.80
Wellington Management Group LLP (and subsidiaries) [4] 280 Congress Street Boston, Massachusetts 02210	55,775,416	6.07

(1) This information was derived from the Schedule 13G/A filed on January 24, 2024, by BlackRock, Inc. and subsidiaries, which states that BlackRock, Inc. has sole voting power over 80,168,960 shares, sole dispositive power over 88,029,893 shares, and an aggregate amount beneficially owned of 88,029,893 shares as of December 31, 2023, which constitutes 9.58% of our outstanding common stock as of the Record Date.

(2) This information was derived from the Schedule 13G/A filed on January 30, 2024, by State Street Corporation and subsidiaries, which states that State Street Corporation has shared voting power over 8,076,760 shares, shared dispositive power over 57,508,135 shares, and an aggregate amount beneficially owned of 57,570,108 shares as of December 31, 2023, which constitutes 6.26% of our outstanding common stock as of the Record Date.

(3) This information was derived from the Schedule 13G/A filed on February 13, 2024, by The Vanguard Group, Inc. and subsidiaries, which states that The Vanguard Group, Inc. has shared voting power over 1,211,998 shares, sole dispositive power over 113,450,968 shares, shared dispositive power over 4,248,388 shares, and an aggregate amount beneficially owned of 117,699,356 shares as of December 31, 2023, which constitutes 12.80% of our outstanding common stock as of the Record Date.

Under a determination letter from the Federal Reserve issued in 2019, Vanguard is able to acquire up to 25% of the securities of bank holding companies, banks and similar institutions without being deemed to have acquired control, and up to 15% without having to file certain notices, so long as it complies with commitments to refrain from taking specific actions that would otherwise suggest attempts to influence or control those entities. In addition, the Federal Reserve adopted rules in 2020 that revised aspects of its rules for determining whether a shareholder has controlling influence under the Bank Holding Company Act that is based on the amount of securities owned and the types of relationships that the shareholder may have with the bank, such as business relationships or board service.

(4) This information was derived from the Schedule 13G filed on February 8, 2024, by Wellington Management Group LLP and subsidiaries, which states that Wellington Management Group has shared voting power over 55,775,416 shares, shared dispositive power over 55,775,416 shares, and an aggregate amount beneficially owned of 55,775,416 shares as of December 31, 2023, which constitutes 6.07% of our outstanding common stock as of the Record Date.

Security Ownership of Directors and Executive Officers

The following table presents information as of the Record Date on February 20, 2024, regarding beneficial ownership of Regions common stock by each of Regions' Directors and NEOs, as well as all Directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and/or investment power over the relevant shares. In accordance with SEC rules, a person is deemed to be a beneficial owner of shares of Regions common stock if the person has or shares the power to vote the shares and/or to direct their investment or has the right to acquire such beneficial ownership within 60 days from the Record Date, whether through the exercise of an option, warrant or right, conversion of a security, or otherwise.

As of the Record Date, there were no outstanding options held by any of the Directors or executive officers.

Name of Beneficial Owner	Shares of Common Stock (#)	Shares of Common Stock That May Be Acquired Within 60 Days from Record Date (#)[1]	Total Number of Shares Beneficially Owned (#)	Percent of Class (%)
Current Directors including Nominees for Director				
Mark A. Crosswhite [2]	6,344	0	6,344	*
Noopur Davis	5,914	7,375	13,289	*
Zhanna Golodryga	35,525	0	35,525	*
J. Thomas Hill	23,107	7,375	30,482	*
John D. Johns [3]	67,296	43,379	110,675	*
Joia M. Johnson [4]	7,726	7,375	15,101	*
Ruth Ann Marshall	108,962	0	108,962	*
Charles D. McCrary	148,176	78,201	226,377	*
James T. Prokopanko	18,731	0	18,731	*
Alison S. Rand	100	4,646	4,746	*
William C. Rhodes, III [5]	560	1,166	1,726	*
Lee J. Styslinger III	136,418	0	136,418	*
José S. Suquet [6]	31,527	0	31,527	*
John M. Turner, Jr. [7]	720,192	313,641	1,033,833	*
Timothy Vines	5,590	9,333	14,923	*
Other Named Executive Officers (See Summary Compensation Table beginning on page 104)				
David J. Turner, Jr. [8]	282,780	88,567	371,347	*
C. Matthew Lusco	69,287	70,853	140,140	*
Ronald G. Smith [9]	301,558	66,027	367,585	*
David R. Keenan	78,939	61,133	140,072	*
Other executive officers as a group	252,637	138,639	391,276	*
Directors and executive officers as a group (22 persons) [10]	2,232,082	826,857	3,058,939	*

*   Less than 1 percent.

(1)   Includes shares for which the Directors and executive officers have the right to acquire beneficial ownership within 60 days from the Record Date. For Directors, includes shares that are to be issued in settlement of vesting RSUs on April 17, 2024, and are not deferred under the Directors' Deferred Restricted Stock Unit Plan; and for executive officers, includes (a) shares that are to be issued in settlement of vesting RSUs and PSUs on April 1, 2024, and (b) shares that are issuable on settlement of RSUs that would accelerate in the event of "retirement" as defined in the LTIP.

(2)   Includes 480 shares held jointly with spouse.

(3) Includes 1,349 shares held by his spouse, as to which he disclaims beneficial ownership, 19,506 shares held in a trust for children for which his spouse is the trustee, and 1,661 shares held in an IRA.

(4) Includes 2,450 shares held in a trust.

(5) Includes 92 shares held in a trust for children and 368 shares held in a trust for which his spouse is the trustee.

(6) Includes 31,527 shares held jointly with spouse.

(7) Includes 715,255 shares held jointly with spouse.

(8) Includes 2,180 shares held by his spouse.

(9) Includes 512 shares held jointly with spouse.

(10) Includes Directors, Director nominees, and current executive officers as a group. Mr. Lusco retired as our Chief Risk Officer effective January 2, 2024, and is therefore not a current executive officer. Accordingly, his security ownership is not included.

Delinquent Section 16(a) Reports

Regions' Directors, executive officers, principal accounting officer, and, to the extent required by SEC rules, beneficial owners of more than 10 percent of a registered class of Regions equity securities, are subject to Section 16(a) of the Exchange Act, which requires them to file reports of ownership and changes in ownership of Regions stock with the SEC.

We assist our Directors and Section 16 Officers in complying with these requirements. The reporting persons are required to furnish us copies of all Section 16(a) forms they file, and we are required to disclose in this proxy statement the failure to file these reports by any reporting person when due.

Based solely on a review of the forms filed during, or with respect to, fiscal year 2023 and written representations from each reporting person, all required reports for our Directors and Section 16 Officers were filed on a timely basis.

Stock Ownership Guidelines and Holding Period Requirements

We require our Directors and executive officers to own shares of our common stock because the Board believes having a financial stake in Regions more closely aligns their interests with those of our shareholders. Our Board has adopted robust stock ownership guidelines that apply to our Directors and executive officers as summarized in the following chart:

Director Stock Ownership Guidelines	Non-management Directors are expected to own shares of Regions common stock with a value equal to or in excess of 5 times the value of the cash portion of their annual retainer.
	Until such time as the minimum level of stock ownership is achieved, the Director shall be required to retain 50 percent of the after-tax net shares acquired as a part of any compensatory arrangement, unless granted an exception by the NCG Committee upon showing a hardship or other special circumstances.
Executive Officer Stock Ownership Guidelines	Executive officers are required to own Regions common stock having a value that is a specified multiple of their base salary. The multiple varies based on the tier designation, which in turn reflects the executive officer's level of responsibility and compensation. The minimum holding amount for our CEO is 6 times base salary, and the minimum holding amount for the other NEOs is 3 times base salary.
	Until such time as the minimum level of stock ownership is achieved, the executive officer shall be required to retain 50 percent of the after-tax net shares acquired as a part of any compensatory arrangement, unless granted an exception by the CHR Committee upon showing a hardship or other special circumstances.

Shares counted toward the Directors' ownership include shares purchased on the open market; shares obtained through option exercises; share equivalents held under any Director's deferred stock plan; restricted stock or restricted stock units awarded; shares obtained through any other sources; and shares held in trust for the benefit of the Director or their immediate family members. The types of shares counted toward the executive officers' ownership are discussed on page 101.

Currently, each Director, other than Directors Crosswhite, Davis, Johnson, Rand, and Rhodes meets the Director Stock Ownership Guidelines. Director Johnson joined the Board in July 2021, and as of the Record Date, she owned 78 percent of the Director stock ownership requirement.

Directors Crosswhite and Davis joined the Board in July 2022, and as of the Record Date, owned 75 and 48 percent of the ownership requirement, respectively. Director Rand joined the Board in October 2023, and as of the Record Date, owned 17 percent of the ownership requirement. Director Rhodes joined the Board on March 1, 2024, and as of the Record Date, owned 2 percent of the ownership requirement.

See the table on page 101 further describing the Stock Ownership Guidelines for our CEO and each of the other NEOs, including their compliance with the guidelines.

Anti-Hedging and Anti-Pledging

We believe it is inappropriate for any Director, executive officer, or associate to enter into speculative transactions in Regions' equity securities. We prohibit the Company's Directors, executive officers, and associates from engaging in transactions that could reduce the extent to which their equity holdings and equity compensation are aligned with shareholders' interests. Therefore, our General Policy on Insider Trading prohibits all Directors, executive officers, and associates (and to the extent possible, outside parties who have a fiduciary duty or other relationship of trust and confidence with Regions) from engaging in any hedging transactions and short sales of our securities, as well as transactions in puts, calls, swaps, forward contracts, or other derivative securities conducted on an exchange or in any other organized market. Broad-based diversification transactions, such as mutual fund investments, are not intended to be covered by our policy. The policy is reviewed and approved by the NCG Committee on an annual basis.

None of the Company's subsidiaries have publicly traded equity securities.

In addition, our General Policy on Insider Trading further prohibits our Directors and executive officers from purchasing Regions securities on margin or holding them in a margin account, borrowing against any account in which Regions' equity securities are held, or pledging Regions' equity securities as collateral for a loan. The policy also extends to "designees" of our Directors and executive officers, as well as to their Regions securities held directly or indirectly. These requirements further align executives' interests with those of our shareholders.

> *No Director or executive officer has shares that are pledged or otherwise available to a lender as security, and all Directors and executive officers are in full compliance with Regions' anti-hedging and anti-pledging policies.*

For information on how our anti-hedging and anti-pledging requirements relate to our compensation decisions, see the *Other Policies and Practices Impacting Compensation Decisions* subsection of the *CD&A*.

PROPOSAL TWO

Ratification of Appointment of Independent Registered Public Accounting Firm

The Board is asking shareholders to ratify the appointment of EY as our independent registered public accounting firm for the fiscal year ending December 31, 2024. The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm (that is, the independent auditor) retained by Regions to audit the Company's financial statements and internal controls over financial reporting. Although the Audit Committee has the sole authority to appoint the independent auditor, as a matter of good corporate governance, the Board is submitting the Audit Committee's selection of the independent auditor to our shareholders for ratification.

 *The Board unanimously recommends you vote "FOR" the ratification of appointment of EY.*

WHY DOES THE BOARD RECOMMEND A VOTE "FOR" THIS PROPOSAL?

Based on the evaluation and considerations set forth in this proposal, the Audit Committee and the Board believe that the continued engagement of EY to serve as Regions' independent auditor is in the best interests of Regions and its shareholders.

The Audit Committee annually evaluates the performance of the Company's independent auditor and determines whether to reengage the current independent auditor or consider other audit firms. Factors considered by the Audit Committee in its 2023 annual evaluation included:

- EY's qualifications; the quality and efficiency of services provided, including industry-specific knowledge and technical expertise; and recent results of EY's commitment to audit quality.

- EY's independence, objectivity, and ability to communicate with the Audit Committee and key management stakeholders in a transparent, timely, and effective manner. See independence controls discussed in the subsection *Independence of EY*.

- Appropriateness of audit fees for audit and non-audit services, both on an absolute basis and as compared to peers.

- Recent results of inspection reports on the firm and EY's Peer Review Report on the firm's System of Quality Control.

- Known legal risks and any significant legal or regulatory proceedings.

- Assessment of past performance of both the lead audit partner and the audit engagement team.

- Tenure of the firm engaged, the benefits and drawbacks of longer tenure, the required rotation of the lead partner and engagement partner, and the impact of changing auditors.

  Some of the strengths highlighted in the most recent evaluation include: (i) significant lead audit partner involvement; (ii) audit partners' deep knowledge of Regions' business processes, resulting in effective leverage of Regions' control processes and documentation; and (iii) consistently bringing subject matter experts to bear, as necessary.

EY (or its predecessors) has served as Regions' independent auditor since 1971. Serving as Regions' independent auditor for an extended period has allowed EY to obtain extensive institutional knowledge and understanding of the Company's accounting policies and practices and internal controls over financial reporting. A representative of the firm will be present at the annual meeting to make a statement if they so desire and to respond to appropriate questions from shareholders.

WHAT IS THE EFFECT OF THIS PROPOSAL?

Although ratification is not required by applicable laws, our By-Laws, or otherwise, the Board is submitting the selection of EY to shareholders for ratification because the Company values shareholders' views on our independent auditor. The Audit Committee intends to carefully consider the results of the vote. If shareholders do not ratify the appointment of EY, the Audit Committee will reconsider EY's selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if the Committee determines that such a change would be in the best interests of the Company and its shareholders.

Fees Paid to EY

The aggregate fees billed to Regions by EY for services provided in each of 2023 and 2022 are set forth in the following table:

	2023 ($)	2022 ($)
Audit fees[1]	7,551,432	7,472,000
Audit-related fees[2]	532,956	460,905
Tax fees[3]	59,017	68,431
All other fees[4]	798,000	60,000
Total fees	**8,941,405**	**8,061,336**

(1) "Audit fees" include fees associated with the annual audit of Regions' consolidated financial statements included in the Annual Report on Form 10-K and internal control over financial reporting, review of Regions' quarterly reports on Form 10-Q, SEC regulatory filings, and statutory audits.

(2) "Audit-related fees" include fees associated with audits of employee benefit plans and service organization reports.

(3) "Tax fees" include fees associated with tax compliance services, including the preparation, review, and filing of certain tax returns, as well as tax advisory services.

(4) "All other fees" includes fees associated with advisory services.

The Audit Committee is responsible for the audit fee negotiations associated with the Company's retention of EY. In accordance with the Audit Committee Charter, the Audit Committee must pre-approve any engagement of EY for audit services and, subject to certain de minimis exceptions described in Section 10A(i)(1)(B) of the Exchange Act, for non-audit services on a case-by-case basis. The Audit Committee has delegated to its Chair the authority to pre-approve audit and permissible non-audit services. Any such pre-approval of audit or permissible non-audit services pursuant to this delegation of the full Audit Committee's authority must be presented to the Audit Committee at its next regular meeting for ratification. In 2023, all audit and permissible non-audit services provided by EY were pre-approved or ratified by the Audit Committee.

Independence of EY

The Audit Committee recognizes the importance of maintaining the independence of Regions' external auditor, both in fact and in appearance. Consistent with SEC and Public Company Accounting Oversight Board ("PCAOB") requirements regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation for, and overseeing the work of EY.

AUDIT COMMITTEE OVERSIGHT

The Audit Committee's oversight of the independent auditor includes regular meetings with EY, with and without management present. The Audit Committee reviews and tracks progress and performance against EY's annual commitment letter and oversees the annual evaluation of the independent auditor to determine whether reappointment is appropriate. In addition, the Audit Committee and its Chair are directly involved in the rigorous process of selecting new lead audit partners upon any required rotations.

LIMITS ON NON-AUDIT SERVICES

The Audit Committee must pre-approve all non-audit services. Permissible services are determined in accordance with SEC and PCAOB rules.

EY'S INTERNAL INDEPENDENCE PROCESS

The Audit Committee has engaged EY to provide audit, tax, and other non-audit services. The Audit Committee carefully considered and determined that Regions' engagement of EY for tax and other non-audit services does not impair EY's independence. EY has advised the Audit Committee that it is an independent accounting firm with respect to the Company in accordance with the requirements of the SEC and the PCAOB.

EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account, and rotates the lead assurance engagement partner at least every five years to provide a fresh perspective and to comply with regulatory requirements. Consistent with this practice, in 2023 the Audit Committee and its Chair oversaw a rigorous process of selecting a new lead audit partner with EY. The candidates were assessed based on their related experience and industry expertise and interviewed by the Committee and its Chair. The next lead audit partner rotation is scheduled for 2028.

STRONG REGULATORY FRAMEWORK

EY, as an independent registered public accounting firm, is subject to PCAOB inspections and oversight, a Peer Review Report on the Firm's System of Quality Control, and SEC oversight.

HIRING RESTRICTIONS

To avoid potential conflicts of interest and comply with SEC rules, the Audit Committee has adopted restrictions on our hiring any current or former employee of EY if such hiring would jeopardize EY's independence.

Audit Committee Report

ROLES AND RESPONSIBILITIES

Regions, acting through its management and Board, has the primary responsibility for the financial statements and the reporting process, including the systems of internal accounting controls. Ernst & Young LLP, independent auditors engaged by Regions, are responsible for planning and conducting the annual audit, for expressing an opinion on the conformity of Regions' audited financial statements with GAAP and for annually auditing the effectiveness of Regions' internal controls over financial reporting.

The Audit Committee, comprised of independent Directors, oversees Regions' financial reporting process on behalf of the Board. More specifically, the Audit Committee is appointed by the Board to assist and advise the Board in monitoring:

   a. the integrity of the Company's financial statements and the financial reporting process, including matters relating to internal accounting and financial controls;

   b. the independent auditor's qualifications and independence;

   c. the performance of the Company's internal audit function and independent auditor; and

   d. the Company's compliance with legal and regulatory requirements.

The Audit Committee itself does not prepare financial statements or perform audits. Additionally, the members of the Audit Committee are not the auditors or certifiers of Regions' financial statements. The functions of the Audit Committee are described in greater detail in the Audit Committee Charter, adopted by the Board, which may be found on the Company's website at **ir.regions.com/governance**.

OVERSIGHT

In fulfilling its oversight responsibilities, the Audit Committee:

- Reviewed and discussed with management and EY the Company's earnings releases and Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, including the audited financial statements, prior to filing with the SEC. Focus areas include: critical accounting policies and estimates; areas of audit emphasis; any changes to the initial audit plan; new accounting standards; significant unusual transactions; acquisitions; and results of quarterly review procedures.

- Reviewed and discussed with EY their judgments as to the quality, not just the acceptability, of Regions' accounting principles and such other matters as are required to be discussed by the Audit Committee under auditing standards generally accepted in the United States, including the matters required to be discussed by the PCAOB and the SEC.

- Reviewed and discussed with EY any Critical Accounting Matters (CAMs).

- Discussed with EY the Company's internal control assessment process, management's assessment with respect thereto and the independent auditors' evaluation of the Company's system of internal control over financial reporting.

- Received and reviewed the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence, and discussed with EY their independence in relation to Regions.

- Received regular updates from the Chief Risk Officer on the Company's enterprise risk profile, which included cybersecurity risks and the Company's analysis of other significant risk exposures and the steps management has taken to monitor and control such exposures.

- Discussed with Regions' internal auditors and EY the overall scope and plans for their respective audits. The Audit Committee regularly meets with Regions' internal auditors and EY, with and without management present, to discuss the results of their examinations, their evaluations of Regions' internal accounting and financial reporting controls, and the overall quality of Regions' financial reporting.

- Received regular updates from management for significant Company initiatives.

- Participated, with representatives of management and of the independent auditors, in educational sessions about topics requested by the Audit Committee.

RECOMMENDATION FOR INCLUDING THE FINANCIAL STATEMENTS IN THE ANNUAL REPORT

In reliance on the reviews and discussions referred to above, and subject to the limitations on the roles and responsibilities of the Audit Committee referred to above and in the Audit Committee Charter, the Audit Committee recommended that the Board approve including the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the SEC.

Submitted by the Audit Committee:

José S. Suquet (Chair)

Mark A. Crosswhite

J. Thomas Hill

Alison S. Rand

Timothy Vines

PROPOSAL THREE

Advisory Vote on Executive Compensation ("Say-On-Pay")

The Board is providing shareholders with the opportunity to cast an advisory vote on the Company's executive compensation paid to NEOs described in the *CD&A*, the compensation tables, and related disclosures, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") and Section 14A of the Exchange Act. This type of proposal is known as a "Say-on-Pay" proposal.

The shareholders, at the Company's 2018 Annual Meeting, overwhelmingly voted in favor of an annual advisory vote, and the Board affirmed the recommendation and has currently elected to hold Say-on-Pay advisory votes on an annual basis. SEC rules require us to hold a "frequency" vote at least once every six years to allow our shareholders to decide how often they would like to be presented with the advisory vote; therefore, the next Say-on-Pay "frequency" vote will occur at our 2024 Annual Meeting.

This Say-on-Pay proposal gives you, as a shareholder, the opportunity to vote "For" or "Against" the following resolution:

"RESOLVED, that the shareholders of Regions Financial Corporation (the "Company") approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosure presented in the Company's 2024 Proxy Statement."

 ***The Board unanimously recommends you vote "FOR" the compensation of our NEOs as set forth in this proxy statement.***

WHY DOES THE BOARD RECOMMEND A VOTE "FOR" THIS PROPOSAL?

Our overall executive compensation policies and procedures are described in the *CD&A* and the tabular disclosure regarding NEO compensation (together with the accompanying narrative disclosure). Our compensation policies and procedures are centered on a "pay-for-performance" culture. We emphasize compensation opportunities that reward results. Our stock ownership requirements and use of stock-based incentives foster the creation of long-term value. In doing so, our executive compensation program supports our strategic objectives and mission and is strongly aligned with the short- and long-term interests of our shareholders, as described in the *CD&A*.

The CHR Committee, which is composed entirely of independent Directors, in consultation with Frederic W. Cook & Co., Inc., its independent compensation consultant, oversees the Company's executive compensation program and continuously monitors the Company's policies to ensure they emphasize programs that reward executives for results that are consistent with shareholder interests and with the safety and soundness of the Company.

The Board and the CHR Committee believe that Regions' commitment to these reasonable and responsible compensation practices warrants a vote by shareholders "FOR" the resolution approving the compensation of our NEOs as disclosed in this proxy statement. Prior to submitting your vote, we encourage you to carefully review the *CD&A* and the *Compensation of Executive Officers* sections for a detailed discussion of the Company's executive compensation program, including information about the 2023 compensation of our NEOs.

WHAT IS THE EFFECT OF THIS PROPOSAL?

Because your vote is advisory, it will not be binding upon the Company, the CHR Committee, or the Board and will not be construed as overruling any decision by the Board or the CHR Committee. The Board and the CHR Committee, however, value our shareholders' views on executive compensation matters and will take the outcome of the vote into account when considering future executive compensation arrangements for the NEOs.

PROPOSAL FOUR

Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation ("Say-On-Frequency")

At the 2024 Annual Meeting, as required by Section 14A of the Exchange Act, shareholders will have the opportunity to cast an advisory vote on the frequency of Regions' Say-on-Pay votes. This proposal is typically known as a "Say-on-Frequency" vote. Shareholders will have the option of voting in favor of future Say-on-Pay votes being held every year, every two years, or every three years. SEC rules require us to hold this advisory vote every six years; therefore, we anticipate that the next Say-on-Frequency vote will not occur until 2030. At the 2018 Annual Meeting, the Company asked shareholders to recommend how often they should be given the opportunity to cast Say-on-Pay advisory votes. The shareholders overwhelmingly voted in favor of an annual advisory vote, and the Board affirmed the recommendation and has currently elected to hold Say-on-Pay advisory votes on an annual basis. The Board is in favor of continuing annual Say-on-Pay votes because it provides the Board and Company with more frequent stockholder feedback on our executive compensation structure.

The CHR Committee and the Board recognize the importance of receiving regular input from Regions' shareholders on important issues such as executive compensation; and the CHR Committee, which administers the Company's executive compensation program, values the opinions expressed by shareholders in these votes and will continue to consider the outcome of these votes in making its decisions on executive compensation.

Accordingly, the Board recommends that future advisory votes on executive compensation continue to occur every year because it allows our shareholders to provide more frequent, direct input on our compensation policies and practices, and the resulting compensation for our NEOs. Moreover, the Board also believes an annual advisory shareholder vote promotes corporate transparency and accountability for the CHR Committee.

Shareholders may cast a vote on the preferred voting frequency by selecting the option of every year, every two years, or every three years (or abstain) when voting in response to the resolution set forth below.

> "RESOLVED, that the shareholders determine, on an advisory basis, that the preferred frequency with which the shareholders shall have an advisory vote on the executive compensation of Regions Financial Corporation's (the "Company") named executive officers, as set forth in the Company's proxy statement, is: Option 1 - every year; Option 2 - every two years; Option 3 - every three years; or Option 4 - abstain from voting."

 *The Board unanimously recommends you vote for holding future advisory votes on executive compensation "EVERY YEAR."*

WHAT IS THE EFFECT OF THIS PROPOSAL?

Because your vote is advisory, it will not be binding upon the Company, the CHR Committee, or the Board and may not be construed as overruling any decision by the Board or the CHR Committee. The Board and the CHR Committee, however, value our shareholders' views on executive compensation. Therefore, should our shareholders recommend that future Say-on-Pay votes be held less frequently than every year, this recommendation will be taken into consideration by the Board when making its final determination.

Compensation and Human Resources Committee Report

On behalf of the Board of Directors, the CHR Committee oversees the development and administration of Regions' compensation program for officers and key associates of senior management. As part of this responsibility, the CHR Committee has reviewed and discussed with Regions' management the contents of the Compensation Discussion and Analysis. Based on its review and discussion, and subject to the limitations on the role and responsibility of the CHR Committee, the CHR Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into Regions' Annual Report on Form 10-K for the year ended December 31, 2023.

Submitted by the Compensation and Human Resources Committee:

Joia M. Johnson (Chair)

J. Thomas Hill

Ruth Ann Marshall

Timothy Vines

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation and benefits programs operate under the guidance and oversight of the CHR Committee. The CHR Committee is responsible to the Board for approving Regions' executive compensation objectives and ensuring that the compensation programs and policies of the Company support the business goals and strategic plans approved by the Board.

We operate in a highly competitive and regulated environment. Our ability to successfully compete and grow our business depends on the skill, acumen, and motivation of our executives and their ability to develop and execute a dynamic strategic plan. With this in mind, the CHR Committee established the following guiding principles of compensation to serve as the foundation of our compensation philosophy:

1. **Set competitive targets -** Compensation targets should be transparent and set at competitive levels.

2. **Pay for performance based on clear and focused goals -** Actual compensation should pay for performance based on goals that are clear and focused. As an associate's business responsibilities increase, the mix of compensation should be more heavily weighted toward variable compensation that is considered "at-risk," based on corporate and individual results.

3. **Promote shared value -** Compensation programs should promote shared value through alignment of the long-term interests of our shareholders, customers, and associates.

4. **Balance growth and risk -** Compensation programs should be balanced, incenting sustainable, profitable growth without encouraging associates to take unreasonable risks that may damage the long-term value of the Company. To ensure programs remain consistent with the safety and soundness of the Company, compensation programs will be subject to robust risk management and governance frameworks, including oversight by the CHR Committee of the Board.

5. **Align with corporate values -** Compensation programs should be fair, equitable, and align with our corporate values.

In addition to these broad guiding principles, the CHR Committee adopted a number of key practices that are consistent with our philosophy and our commitment to excellence in corporate governance. Equally as important as adopting strong practices is a commitment to refrain from certain compensation and employment practices that are inconsistent with our philosophy and goals. The following chart details some of these decisions and where these decisions are discussed in more detail in this Compensation Discussion and Analysis ("CD&A"):

What We Do	
✓ **Pay for Performance (pages 79-91)**	Executive pay decisions are made to ensure that the majority of total direct compensation is at-risk and not guaranteed.
✓ **Evaluate Performance Using a Combination of Balanced Performance Metrics (pages 82-87)**	We evaluate both corporate and individual performance in our annual incentive plan. Performance is compared to internal expectations, budgets, and strategic plans, and includes non-financial metrics important to our stakeholders.
✓ **Require Strong Stock Ownership and Retention of Equity (page 101)**	Each of our Directors and Named Executive Officers ("NEOs") must meet robust stock ownership guidelines to ensure their interests are tied to those of our shareholders. Guidelines include a rigorous 6x base pay ownership requirement for our CEO and 3x for other executive officers, including the other NEOs.
✓ **Provide for Strong Clawback Policies Covering Both Cash and Equity Incentives (pages 98-99)**	The CHR Committee has wide latitude to cancel or reduce any current or future incentive compensation under two compensation recoupment policies. The mandatory clawback policy requires recoupment of incentives in the event of an accounting restatement, as mandated by Rule 10D-1 under the Dodd-Frank Act. Under a second policy, the CHR Committee has further authority to recapture incentive compensation if an executive has engaged in misconduct or failed to supervise. The policies are reviewed at least annually by the CHR Committee.

What We Do (continued)	
✓ **Require Double Trigger Change-in-Control Provisions (page 102)**	Our change-in-control agreements, Executive Severance Plan, and long-term incentive awards require both a change-in-control and a qualifying termination of employment (a so-called "double trigger") to trigger payment. No awards or benefits are paid only upon a change-in-control (a so-called "single trigger").
✓ **Use an Independent Compensation Consultant (pages 95-96)**	The CHR Committee retains an independent compensation consultant who performs no other work for the Company.
✓ **Listen to and Engage with Our Shareholders (pages 35 and 78)**	We conduct an annual advisory Say-on-Pay vote and actively review the results as we make program decisions. Additionally, as a part of our corporate governance shareholder engagement program, we solicit feedback regarding our compensation programs from shareholders and proxy advisors and consider any other shareholder comments we receive.

What We Don't Do	
✗ **No Incentive Plans that Encourage Excessive Risk Taking**	Protecting against unreasonable risk is a guiding principle of our compensation philosophy and is demonstrated by balanced program design; multiple and competing performance measures; clawback and other enterprise-wide risk-related policies; and robust governance and oversight processes to identify, measure, mitigate, monitor, and report risk. Our comprehensive risk assessment of incentive plans by our Risk Management Group, including our CRO, validates our belief that none of our compensation programs create risks that are reasonably likely to have a material adverse impact on the Company.
✗ **No Employment Agreements for Executive Officers**	Our executive officers are at-will employees with no employment contracts.
✗ **No Tax Gross-Ups on Perquisites ("Perks")**	We do not provide tax gross-ups to any NEOs for any taxable perk provided, and we have not entered into any agreements that permit excise tax gross-ups on change-in-control payments since 2011.
✗ **No Repricing of Underwater Options**	We do not reprice "out-of-the-money" stock options. Regions has not granted options since 2011, and none of our NEOs hold any options.
✗ **No Hedging, Pledging, or Short Sales**	We do not permit our associates or Directors to hedge or short-sell Regions securities. Additionally, our executive officers and Directors are prohibited from pledging Regions securities against other debt.
✗ **No Dividends or Dividend Equivalents on Unvested Grants**	We do not pay dividends or dividend equivalents on shares or units that are not vested. We issue dividend and dividend equivalent payments at the end of a performance period only on shares and units that ultimately vest.
✗ **No Excessive Perks**	The CHR Committee has eliminated most perks, and those that remain are monitored to ensure they continue to be based on sound business rationale.

With the guiding principles and key practices mentioned above and set forth by the CHR Committee serving as the foundation, our executive compensation programs described in this *CD&A* are designed to achieve the following objectives: (i) motivate talent with a strong pay-for-performance culture to achieve desired results; (ii) retain key talent necessary to compete; and (iii) encourage sustainable, profitable growth while ensuring the long-term health of the Company is not jeopardized due to imprudent short-term decisions or excessive risk-taking.

Compensation-Setting Process and Timeline

The CHR Committee designs a balanced compensation program that provides competitive fixed base compensation, as well as variable incentive compensation opportunities for performance over the short and long term. To do so, the CHR Committee considers market-competitive pay and practices in establishing target pay levels and uses both formulaic determinations and discretionary factors in determining the actual compensation for the year. While the CHR Committee considers an objective evaluation of performance based on business results to be critical, it also believes it is important to apply discretion, flexibility, and judgment in the decision-making process to ensure executive compensation is balanced between near-term performance and progress toward our longer-term objectives.

The information below describes elements of the CHR Committee's decision-making process for the executive compensation program. As mentioned above, the program uses a mix of fixed and variable compensation elements that are aligned with the guiding principles previously discussed. Using this process, the CHR Committee has consistently designed executive compensation programs where the large majority of compensation is performance-based, with measures for both corporate and individual performance. It is important to note that though we

discuss phases and timeliness of the decision-making process in a manner that may appear to be linear, many steps described below occur continuously and concurrently as the CHR Committee evaluates compensation throughout the year.

Continuous Executive Compensation Evaluation Process

Review Competitiveness and Business Objectives

Prior to the start of each calendar year, the CHR Committee focuses on two areas related to upcoming compensation decisions:

Review Market Competitiveness of Pay

- With the assistance of its independent compensation consultant, evaluates the market competitiveness of compensation for each of our executive officers to guide target compensation decisions for the year.

- Compares compensation against that of the Company's compensation peer group, as well as a larger group of diversified financial institutions that we compete with for both business and potential talent.

- Reviews and determines the compensation peer group on an annual basis. For more information about our peer group, see pages 96-97 in *Other Policies and Practices Impacting Compensation Decisions.*

Review Potential Plan Changes, Business Plans, Budgets, and Expected Results

- Initiates discussion of compensation plan design for the coming year. Potential plan changes are discussed based on previous effectiveness evaluations.

- Members of the management team advise the Board with respect to business plans, business risks, expected financial results, and shareholder return expectations.

- Uses these discussions to facilitate the goal-setting process for both our short- and long-term performance-based compensation plans.

Set Pay Levels and Targets

During the first quarter, the CHR Committee generally establishes current compensation by targeting pay levels, as well as the performance requirements executives must achieve in order to receive performance-based pay elements:

Set Competitive Target Pay Levels

- Establishes the target pay levels for each executive based on the competitive data previously reviewed as well as the recommendations of the independent compensation consultant and the CEO (when appropriate for executive officers other than himself).

- Considers, but does not specifically target, the 50th percentile of total direct compensation (the sum of base salary, short-term annual incentive compensation, and long-term incentive compensation grants) using a competitive set of peer organizations and other competitors for talent.

- May set one or more components of compensation for an executive at a level above or below the 50th percentile if it is determined to be appropriate due to either the experience or performance of an individual executive or the needs or specific circumstances of the Company.

Establish Incentive Plan Metrics, Targets, and Other Requirements

- Reviews previously approved business plans and sets performance targets for both short- and long-term performance plans based on previous discussions and presentations to the CHR Committee and the full Board.

- Requires budgeted performance levels to generally be achieved for target payout levels to be paid. Corporate financial performance is modeled under various scenarios.

- Sets meaningful threshold and maximum performance levels so executive officers are appropriately incented to achieve results while not being incented to take excessive risk to achieve compensation payments.

- Bases short-term incentive plans on the Company's budget and internal goals while setting expectations for long-term plan metrics based upon performance compared to internal goals and relative performance as compared to peers. To measure relative performance, uses a performance peer group that is reviewed and determined on an annual basis. For more information about our performance peer group, which is slightly different than our compensation peer group, see pages 97-98 in *Other Policies and Practices Impacting Compensation Decisions.*

Assess Risks and Shareholder and Other Stakeholder Feedback

During the second and third quarters, the CHR Committee focuses on internal performance assessments, risk assessments of compensation, reviews of pay practices, pay-for-performance evaluations, as well as shareholder and other stakeholder feedback related to compensation practices:

Internal Assessments

- Ensures that our executive incentive plans include risk balancing features such as being subject to certain capital and liquidity requirements, clawback and forfeiture provisions, and award limits.

- Reviews a current assessment of corporate performance against the performance goals set at the beginning of the year for both the short-term performance plans and any long-term performance grants currently outstanding.

- With the assistance of its independent compensation consultant, evaluates the effectiveness of the prior year compensation programs in achieving established goals and adhering to program principles.

External Feedback Reviews

- With the assistance of its independent compensation consultant, considers feedback from external stakeholders, including feedback from shareholders related to the annual Say-on-Pay vote.

- Reviews compensation assessments from proxy advisory firms and other external sources, as well as feedback from individual shareholders through our corporate governance shareholder engagement program.

- Evaluates any regulatory reviews and matters and, with the assistance of its independent compensation consultant, considers compensation best practices and governance improvements as a part of its continuous improvement process.

Evaluate and Certify Company Performance and NEO Compensation

During the fourth quarter of the current year and the first quarter of the following year, the CHR Committee considers items related to both current year compensation and compensation decisions for the upcoming year. Decisions related to NEO compensation and current year performance can be summarized as follows:

Evaluate Company Performance

- In the fourth quarter, previews Company forecasts with regard to performance under the short-term and long-term plans to prepare for payment discussions in the first quarter. Forecasts of performance include financial results based on GAAP, as well as a thorough review of any proposed adjustments to earnings and any unanticipated or extraordinary events that may have occurred during the year.

- Begins to evaluate qualitative performance factors and separately, in executive session with only CHR Committee members present, participates in a detailed performance discussion relating to the CEO.

Certify Company Performance and Calculate Compensation

- In the first quarter of the following year, after performance results are known and calculated, reviews final performance results and determines the need to apply discretion, flexibility, and judgment to balance the objective evaluations of performance with near-term performance and progress toward our longer-term objectives.

- After decisions are made, certifies the performance results and executive officer compensation for the performance period.

Shareholder Responsiveness

Shareholder and other stakeholder feedback related to compensation practices is an important piece of our compensation-setting process each year. We take into consideration the results of our advisory votes on the Company's executive compensation program and engage in ongoing shareholder outreach to hear feedback about our executive compensation program directly from shareholders. We are committed to shareholder responsiveness in our decision-making and disclosure matters.

In our 2023 Say-on-Pay vote, 91.1 percent of votes were cast in favor of our executive compensation program. Historically, the result of Say-on-Pay votes generally indicated strong support among shareholders for our compensation framework, our pay-for-performance approach, and the overall design of our compensation program. While shareholder support remains strong, both our Board and management continue to listen, assess, and respond to shareholder feedback in determining the goals and objectives of our incentive plans and overall program.

Following our 2023 annual meeting, members from our total rewards, executive compensation, investor relations, and corporate governance functions participated in Regions' annual shareholder engagement efforts and met with institutional shareholders to answer questions and discuss any issues or concerns. Feedback from shareholder engagement was provided unfiltered to the Board. Shareholder feedback was generally supportive of the design of our executive compensation program.

For more information on our process, see the *Shareholder Engagement* section on page 35.

How Pay is Tied to Company Performance

Throughout this *CD&A*, we describe our executive compensation philosophy, program, and decisions related to the 2023 performance year for our NEOs:

Name	Principal Position
John M. Turner, Jr.	President and CEO ("CEO")
David J. Turner, Jr.	Chief Financial Officer ("CFO")
C. Matthew Lusco	Chief Risk Officer ("CRO") [1]
Ronald G. Smith	Head of Corporate Banking Group
David R. Keenan	Chief Administrative and Human Resources Officer ("CAHRO")

(1) Mr. Lusco retired as our Chief Risk Officer effective January 2, 2024. The Company appointed Mr. Russell Zusi as Chief Risk Officer on January 1, 2024. As Mr. Lusco was employed for the entirety of the 2023 performance year, he is included as an NEO and is referred to as the Chief Risk Officer throughout the CD&A.

LINKING PERFORMANCE TO COMPENSATION DECISIONS

One of the central principles of our executive compensation program is tying pay to Company performance. At the beginning of each year, our CHR Committee of the Board sets performance goals based on our Board-approved budget and other goals related to our strategic priorities. At the end of the year, the CHR Committee compares these goals to actual results for the Company. The following is a high-level summary of our 2023 strategic priorities and achievements:

Continuous Improvement

Continuous Improvement continues to be an integral part of the Regions culture. By consistently focusing on getting better every day, teams have introduced efforts to improve the customer experience and become more efficient and effective in how we operate. Key highlights for the year include:

- Enhanced the authentication process in the Regions.com online environment and mobile applications to provide greater protection of customer accounts and personal data;

- Provided mobile-friendly Regions' MyGreenInsights Budget and Planning tools to nearly 2.5 million customers enabling tracking of spending and savings across customer accounts at Regions or other financial institutions;

- Launched Project IDEA, a Corporate Banking initiative to digitize various sales and service operations via a client-facing portal;

- Partnered with Built Technologies to provide an innovative and transformational product that facilitates the administration of the construction loan process; and

- Modernized the home lending experience for customers by transitioning to a new mortgage and home equity platform.

Focus on the Customer

As always, Regions continues to monitor our customers' needs and perceptions in a rapidly changing environment. Our research teams and businesses are constantly evaluating our performance against customer expectations, and making changes to improve our services, enhance our technology, and give customers more options. As a result, Regions was the **highest-rated bank in Forbes' newest list of the top 300 U.S. companies for customer service**. This ranking honors the top 300 out of more than 3,000 companies and brands that customers say best meet their needs in such customer service categories as knowledge and attitude of staff, speed of service, and handling of returns.

Throughout the last two years, Regions implemented several customer-focused enhancements to make banking easier and help safeguard customers from extra fees. Building on those changes, **Regions Overdraft Grace** was introduced in 2023 to provide customers an extra day to make deposits to avoid overdraft charges.

Strengthen Financial Performance

In 2023, Regions continued to deliver solid financial results with a business plan focused on soundness, profitability and growth across economic cycles. Our results reflect the strength and diversity of our balance sheet, robust liquidity position, and prudent risk management.

While the industry continues to face economic and regulatory uncertainty, we are confident in our ability to adapt to the changing landscape and remain confident in our strategic plan. Our strong financial performance in 2023 highlighted below provides a solid foundation as we enter 2024:

- Net income available to common shareholders of $2.0 billion and earnings per diluted share of $2.11

- Total revenue of $7.6 billion, which represents the Company's highest level on record

- Net interest income of $5.3 billion

- Reported an efficiency ratio of 57.9%

- Full-year net-charge offs were 40 basis points

- Strong three-year total shareholder returns of 34.5% (through 12/31/2023), ranking third in our Performance Peer Group

Enhance Risk Management

Risk management is the responsibility of every Regions associate. As such, we are committed to maintaining a culture of risk ownership and awareness where each associate is responsible for identifying and prudently managing our Company's risks. In 2023, we continued our focus on enhancing our risk management framework and strengthening our risk culture by:

- Investing in people, processes, and technology to continuously improve our risk management tools and capabilities;

- Leveraging technology, automation, innovation, data, and analytics to drive increased efficiency and effectiveness of our risk management tools, programs, and testing;

- Promoting soundness, profitability, and growth through a disciplined credit culture; and

- Maintaining focus on recruiting, developing, and retaining key risk management associates.

Additionally, we maintained comprehensive risk governance processes to ensure our risk management framework appropriately identified and managed all material risks to the Company, including environmental and social risks. Utilizing lessons learned from prior economic downturns and the more recent pandemic, we actively managed our credit portfolio and effectively communicated across the Company to manage our key risks. We focused on the identification of high-risk industries and exposures, proactively engaging with our customer base to identify and manage emerging risks and opportunities. We maintained a strong customer focus on consumer protection and fairness in all aspects of our business. In light of stress in certain aspects of the banking sector in early 2023, we maintained strong capital and liquidity risk management programs, ensuring our balance sheet is well positioned for a range of economic scenarios. We also continued to invest in our cyber risk management capabilities and advance our BSA/AML/OFAC technology solutions, our overall modeling and data analytics capabilities, our fraud detection and mitigation capabilities, and our suite of predictive risk and early warning indicators and mechanisms to drive increased effectiveness and efficiency of our risk management tools, programs, and testing.

Build the Best Team

We remain committed to building a culture of organizational health which attracts and retains talent, equips managers and associates with the necessary skills to succeed, and ensures that we effectively manage performance to deliver results. These efforts included, but were not limited to, the following:

- Expanded tuition-free education benefits to include certificate programs at high-quality learning providers through Guild, a career opportunity platform, supporting career development and upskilling to build a stronger workforce;

- Emphasized upskilling and re-skilling for associates focused on critical skills needed to be successful now and in the future – Change and Adaptability, Problem Solving, Communication and Digital and Data Fluency;

- Enhanced our approach to associate well-being prioritizing all dimensions, including mental and physical health, financial health, personal and professional development, and community connection; and

- Held the inaugural DEI Symposium, creating a way to connect key diverse talent from across the bank and furthering our goal to develop and retain diverse talent.

These efforts have been validated through external recognition, such as:

■ Designated a Military Friendly Employer and a Military Spouse Friendly Employer by Military Friendly, for our efforts to recruit, retain and advance veterans, service members and military spouses;

■ Recognized as an Employer Honoree by the 2023 American Opportunity Index, which measures how effective companies are at developing talent to drive business performance and advance individual employees' careers;

■ Earned the Great Place to Work-Certified Company designation for the second year based on associate experience and corporate culture;

■ Recognized as a "Best Place to Work for Disability Inclusion" for the third year in a row by the Disability Equality Index, a joint initiative of the American Association of People with Disabilities and Disability:IN, the leading nonprofit resource for business disability inclusion worldwide; and

■ Awarded the ninth consecutive Exceptional Workplace Award by Gallup in 2023. This award recognizes organizations that are devoted to cultivating a culture of engagement and know that investing in people is the key to performance and excellence and high engagement.

Overall Impact on Performance

The CHR Committee is proud of how the Company and it's senior leaders focused on its core operating and strategic principles in 2023. Nonetheless, the industry-wide macroeconomic environment and fraud escalation created significant headwinds that resulted in challenges in meeting planned financial goals. These accomplishments and challenges were taken into consideration as the CHR Committee reviewed an individual executive's performance and certified the performance on the Company's incentive plans.

2023 Compensation Decisions — What We Paid and Why

SUMMARY

Below is a summary of our 2023 pay elements and the performance-based nature of our compensation programs. In keeping with the CHR Committee's aforementioned guiding principles of compensation, NEO compensation is highly correlated to performance and heavily weighted toward compensation components directly connected to the interests of our shareholders. Detailed discussions of each of these elements can be found following this summary.

Compensation Component	Key Compensation and Performance Decisions	
2023 Base Salaries	In early 2023, after consideration of performance and market benchmark data for the roles, and in consultation with its independent compensation consultant, the CHR Committee approved increases to base salaries for four of the five NEOs: 2% for Mr. J. Turner, 2% for Mr. D. Turner, 4% for Mr. Smith, and 9% for Mr. Keenan.	
Annual Cash Incentive Compensation Awards	**2023 NEO Targets:** ■ The target incentive opportunity for all NEOs remained at the prior year's level.	**Company Performance (70%):** ■ Subject to meeting certain capital and liquidity performance thresholds. ■ Corporate performance compared to 2023 goals resulted in the achievement of 46% of target annual incentive expectations, generating annual cash incentive payments below target. **Individual Performance (30%):** ■ Individual performance ranged from 120% to 160% of goal.
Long-Term Incentives	**2023 NEO Targets:** ■ With consideration given to performance, individual contribution, and competitive market data, the CHR Committee approved a $350,000 increase to the long-term incentive target for Mr. J. Turner, a $300,000 increase for Mr. Smith, and a $200,000 increase for Mr. Keenan. Targets for the other two NEOs remained at the prior year's level. ■ Consistent with previous years, long-term incentive grants were divided equally among restricted stock units, performance stock units, and performance cash units.	**Company Performance:** ■ Subject to meeting certain capital and liquidity performance thresholds. ■ While the CHR Committee considers the grants made in 2023 to be current-year compensation, it is important to also recognize and evaluate the impact of performance on prior years' awards in ensuring executive compensation is in line with performance. ■ For the three-year performance period ending December 31, 2023, the CHR Committee determined based on results that the 2021-2023 long-term incentive awards (granted in April 2021) will pay out at 150% of target.

ESTABLISHMENT OF 2023 BASE SALARIES AND COMPENSATION TARGETS

With consideration given to individual performance, market benchmark data for each role, alignment with the CHR Committee's guiding principles of compensation, and in consultation with the CHR Committee's compensation consultant, the following compensation actions were taken in 2023.

Base Salaries

Upon the recommendation of the CEO and with consideration given to the items mentioned above, the CHR Committee approved increases to base salaries for Mr. D. Turner (two percent) and Mr. Smith (four percent) as well as a nine percent increase for Mr. Keenan, whose role and responsibilities increased meaningfully in 2023. Mr. Lusco did not receive an increase in base salary for 2023. Additionally, the CHR Committee approved a two percent increase for the CEO, Mr. J. Turner.

Annual Incentive Targets

The CHR Committee considered competitive market information, as well as individual performance and contribution to the Company, and determined no changes would be made to any NEO annual incentive targets for 2023.

Long-Term Incentive Targets

With respect to long-term incentive compensation, the CHR Committee approved target increases for three NEOs and determined the target for other NEOs would remain unchanged as compared to 2022. As further discussed on page 88, the long-term incentive targets increased by $350,000 for Mr. J. Turner, $300,000 for Mr. Smith, and $200,000 for Mr. Keenan, resulting in targets of $5,600,000, $1,500,000 and $1,200,000, respectively.

The resulting 2023 annualized base salaries, annual incentive targets, and long-term incentive targets, including the magnitude of changes, are summarized below:

Name	Base Salary Change (%)		2023 Annualized Base Salary ($)	2023 Annual Incentive [1]				2023 Long-Term Incentive			2023 Total Target Compensation ($)[2]
					Previous Target (%)	2023 Target (%)	Target Annual Incentive ($)		Target Change ($)	Target ($)	
John M. Turner, Jr.	⇧	2	1,100,000	⇔	180	180	1,980,000	⇧	350,000	5,600,000	8,680,000
David J. Turner, Jr.	⇧	2	705,000	⇔	115	115	810,750	⇔	—	1,500,000	3,015,750
C. Matthew Lusco	⇔	—	605,000	⇔	115	115	695,750	⇔	—	1,200,000	2,500,750
Ronald G. Smith	⇧	4	600,000	⇔	115	115	690,000	⇧	300,000	1,500,000	2,790,000
David R. Keenan	⇧	9	600,000	⇔	115	115	690,000	⇧	200,000	1,200,000	2,490,000

(1) The 2023 annual incentive target is based on multiplying the NEO's target bonus opportunity percentage by the annualized 2023 base salary for each NEO (based on annualizing base salary rates as determined by the CHR Committee). Calculating the annual target incentive in this manner does not take into consideration the timing of changes in base salary, should any change occur, throughout the year.

(2) The CHR Committee considers Total Target Compensation to be the target NEO compensation for the performance period. The Summary Compensation Table reports additional elements of compensation including the value of certain perks and benefits and an annual change in pension value. While the CHR Committee considers our executives' participation in certain benefits (including retirement benefits) in making its decisions about compensation, it does not consider these items to represent annual compensation.

2023 ANNUAL CASH INCENTIVE PAYMENTS

Plan Requirements

At the beginning of each year, the CHR Committee establishes corporate performance targets based on our financial plans, budgets, and expectations in support of strategic priorities, subject to the safety and soundness requirements described below. For 2023, the CHR Committee maintained the fundamental design of the annual incentive program with annual performance metrics and goals determined on an absolute basis, a customer service modifier, and individual performance requirements.

The combination of corporate and individual performance results in an annual cash incentive award that can be earned between zero percent and 200 percent of target. The design of the annual cash incentive plan, as determined in early 2023, is tied to the achievement of strategic priorities as follows:

Annual Incentive Plan

Plan Components	70% Corporate Performance		+	30% Individual Performance					—	Total Performance
Performance Metrics	**50%** Adjusted Net Income Available to Common Shareholders	**50%** Adjusted Efficiency Ratio		Strengthen Financial Performance	Enhance Risk Management	Focus on the Customer	Build the Best Team	Continuous Improvement		
Modifier	Customer Service **(+/- 10%)**									
Safety & Soundness Requirements	Capital & Liquidity Thresholds **(up to -40%)**									

Corporate Performance Component

In early 2023, the CHR Committee determined performance metrics and goals. Goal-setting was informed by investment bank analyst consensus estimates of Regions' financial metrics and based on Regions' budget as approved by the Board in December 2022. Performance metrics and goals were set to incent achievement of corporate objectives and align with shareholder interests in the context of a continued high level of economic, regulatory, and interest rate volatility. These annual incentive metrics, focused on profitability and efficiency, are both determined on an absolute basis. They compare actual performance to budgeted internal goals and align with the Company's focus on sustainable quality earnings and expense management.

Adjusted Net Income Available to Common Shareholders

The CHR Committee recognizes that achieving our net income goals is essential to the success of the Company. The CHR Committee also recognizes that net income is impacted by changes in accounting policy. In keeping with the practice that began in 2021 in response to the 2020 Current Expected Credit Losses ("CECL") accounting changes, the CHR Committee sought to insulate incentive performance from volatility related to CECL credit loss provisioning for the year. As a result, net charge-offs was substituted for provision to better reflect actual performance in the calculation of adjusted net income available to common shareholders. For non-GAAP reconciliation information, see *Appendix A*.

In setting the adjusted net income available to common shareholders ("Adjusted Net Income") performance target for 2023, the CHR Committee considered 2022 results which included record financial performance. At the time the 2023 Adjusted Net Income goal was set, there was a general market consensus that Federal Funds Rates would continue to increase as we entered a less volatile economic environment. As such, in order to provide an incentive for executives to successfully accomplish strategic business objectives, the CHR Committee set a rigorous 2023 performance target at a level exceeding both the previous year's target and actual attainment.

While we agreed with market consensus and anticipated interest rates would increase, we did not anticipate the magnitude or frequency with which interest rates changed. These high interest rates led to unfavorable market conditions that negatively impacted both our Capital Markets and Mortgage businesses - two of our key revenue drivers. In addition, the banking crisis and related events of March 2023 triggered substantial industry volatility that resulted in the remixing of our deposit portfolio as customers moved funds from non-interest-bearing accounts to interest-bearing accounts. At the same time, the cost of the interest-bearing accounts was rapidly increasing due to competition. In spite of these challenges, our actual Adjusted Net Income results for 2023 were higher than our 2022 results; however, this achievement fell short of our annual incentive target goal for the Adjusted Net Income metric.

Adjusted Efficiency Ratio

The Adjusted Efficiency Ratio, which is a measure of productivity, measures core Company performance over time and is used by the CHR Committee to incent efficient operations and diligent expense management. The Adjusted Efficiency Ratio is generally calculated as adjusted non-interest expense divided by adjusted total revenue. For non-GAAP reconciliation information, see *Appendix A*.

The drivers of our 2022 Adjusted Efficiency Ratio results were expected to continue to positively impact our performance in 2023, and we set our goals accordingly. Similar to Adjusted Net Income, Regions' 2023 Adjusted Efficiency Ratio target was set at a more rigorous level than both the 2022 target and 2022 actual performance. The primary driver of this rigorous goal-setting for Adjusted Efficiency Ratio was the continued impact of the integration of acquired firms into Regions, including home improvement lender EnerBank USA, capital markets firms Sabal Capital Partners and Clearsight Advisors and Ascentium Capital.

As mentioned above, while we anticipated a rising interest rate environment, we did not anticipate the magnitude or frequency with which interest rates changed and the resulting impact to our Capital Market business. Additionally, 2023 saw an unexpected increase in operating expenses fueled by industry-wide fraud escalation. These significant losses, coupled with revenue declines related to the interest rate environment, as discussed above, negatively affected the results of our Adjusted Efficiency Ratio metric. In spite of these challenges, our actual Adjusted Efficiency Ratio performance for 2023 was better than our 2022 performance; however, this achievement did not meet threshold performance expectations for the Adjusted Efficiency Ratio metric.

Customer Service Modifier

Regions operates in a very competitive service industry, and customer experience is critical to the creation of long-term growth as it builds customer loyalty and offers a strong avenue into new customer segments. It is a cornerstone of our go-to-market strategy. Accordingly, the annual incentive plan includes a formulaic modifier related to customer experience that can positively or negatively influence plan performance. Customer service performance is determined on a relative basis, comparing Regions' customer service scores to peers as measured by Gallup, Inc., an objective third party providing customer satisfaction measurement and benchmarking to numerous banks throughout the financial services industry. Scores are calculated based on approximately 365,000 annual customer service and loyalty surveys completed and compiled independently by Gallup, Inc. within 24-48 hours of customer interaction with Regions.

Because "Focus on the Customer" is one of our strategic priorities, we expect high levels of customer service from all of our associates. Moreover, we have traditionally achieved above median performance levels for this metric. As a result, to fully benefit from this modifier, the Company must score in the top decile compared to peers. Relative scores must be above the 80th percentile for the modifier to have any positive impact on the corporate performance score, and achievement below the 70th percentile will result in a negative adjustment to calculated results.

Safety and Soundness Requirements

In keeping with prior years, the CHR Committee decided that in addition to the specific corporate and individual performance requirements, any payout of annual incentive compensation should be subject to meeting safety and soundness thresholds. Guidance issued by the Federal Reserve instructs banking institutions to consider the "full range of current and potential risks including the cost and amount of capital and liquidity needed to support risks" in their compensation plans. To address this principle, the CHR Committee included the potential for two negative adjustments designed to reduce annual incentive payments in the event Regions does not maintain capital and liquidity at levels vital to the safety and soundness of the Company. The deduction for not meeting each requirement is 20 percent of the measured achievement. Therefore, even if corporate performance meets the financial and customer service goals set by the Board, the portion of incentive compensation based on corporate performance may be reduced up to 40 percent if performance is at the expense of capital and/or liquidity requirements.

Discretion to Adjust in Response to Risk and Performance

The CHR Committee reserves the discretion to adjust the performance goals established at the beginning of a plan year, including the ability to consider corporate performance metrics either on a GAAP or non-GAAP adjusted basis and other qualitative factors, if deemed necessary. The CHR Committee also retains discretion in the determination of individual performance under the plan. Blending the clarity provided by predetermined targets and expectations with the thoughtful application of discretion to consider items that should be excluded from, or included in, performance calculations, provides the CHR Committee the flexibility and judgment critical to deliver incentive compensation that reflects both near-term performance results and progress toward longer-term objectives. This combination of fixed formulas, along with latitude in assessing performance based on the CHR Committee's informed judgment, allows for consideration of unanticipated market conditions and other events that may impact operating performance. We believe that this latitude is important in mitigating risk as it reduces the potential that

our executive officers may be encouraged to take actions with respect to unanticipated items based on the impact the actions may have on their incentive compensation, rather than based on the merits and impact that the actions may have on achieving our long-term goals and objectives.

Individual Performance Component

In keeping with its philosophy that individual performance plays an important role in our annual incentive plan design, the CHR Committee did not change the weighting of individual performance for 2023. Strategic objectives, as listed in the annual incentive plan graphic, were added within each NEOs' individual performance goals to further our commitment to shared value to our associates, our shareholders, and the communities we serve. Individual goals for each NEO include other tailored evaluations of financial and non-financial performance metrics including important risk-related factors. In assessing individual performance, the CHR Committee reviewed individual accomplishments and considered each individual's contribution to the Company's strong relative performance in light of unforeseen industry challenges.

2023 Annual Incentive Plan Results

For all of our NEOs, 70 percent of the annual incentive is based upon corporate performance, with the remaining 30 percent of the annual incentive based upon an assessment of each NEO's individual performance.

Assessment of Corporate Performance

Throughout 2023, the CHR Committee received regular updates on corporate performance and forecasted incentive payments under the plan. In early 2024, the CHR Committee reviewed and considered corporate performance under the criteria set at the beginning of 2023. Performance measurements for the metrics established were based on our results as adjusted and described above. For additional information on Company performance, see the section titled *How Pay is Tied to Company Performance* on page 79.

The culmination of results generated an overall corporate performance score of 46 percent. The CHR Committee determined that this was in line with overall performance and certified results as calculated with no discretionary change to performance goals as illustrated below:

		Absolute Performance Against Internal Targets						
		2023 Goal Achievements						
Performance Metrics		Threshold	Target	Maximum	Attainment	% of Goal		
Weighting	**Profitability Metrics**							
50%	Adjusted Net Income Available to Common Shareholders ($ millions)[1]	$1,909	$2,545	$3,054	$2,237	72%	=	**36%**
50%	Adjusted Efficiency Ratio [1]	54.7%	51.7%	49.2%	55.9%	—%		
Modifier	**Customer Service Metrics**							
Plus or minus 10 points	■ Subtract 1 point for every percentile below the 70th percentile, maximum 10 points ■ No modification between 70th and 80th percentile ■ Add 1 point for every percentile above the 80th percentile, maximum 10 points				>90th	Maximum	=	**10%**
					Total Corporate Performance			**46%**

(1) Non-GAAP measures — see reconciliations for Annual Cash Incentive Plan metrics in *Appendix A*.

Safety and Soundness Requirements			
Required Reductions	**Goal**	**Result**	**Required Reduction Indicated?**
Primary Liquidity Level	Low Risk or Better	Low Risk	NO
Capital Action Decision Tree Status	Monitoring or Deploy	Deploy	NO

Assessment of Individual Performance

With respect to Mr. J. Turner, the independent Board members used a formal process consistent with prior years to assess performance. Each Board member provided an evaluation in the areas of leadership, strategic planning, financial performance management, customer relations, management of personnel, communications, and Board relations. Mr. J. Turner's achievements noted by Board members include, but are not limited to, items listed in the table below.

To determine the individual performance rating for Mr. J. Turner, the CHR Committee met in executive session with its compensation consultant to discuss and finalize performance results. To determine the individual performance ratings of the other NEOs, the CHR Committee consulted with our CEO regarding the assessments. The table below outlines the individual NEO performance ratings and a high-level summary of the achievements noted when making the performance rating decisions:

Name	Individual Performance Rating (%)	Comments
John M. Turner, Jr.	150	■ Successful leadership of the Company as reflected in the strength and diversity of our balance sheet, robust liquidity position, and prudent risk management.
		■ Enhanced fraud mitigation processes.
		■ Proactively identified high-risk industries and associated credit exposures, engaging with our customer base to identify and manage emerging risks and opportunities. Continued analysis of our credit portfolio, coupled with calibrating and monitoring Key Risk Indicators and Early Warning Indicators helping drive proactive portfolio-shaping activities, resulting in stable net charge-off performance within the Company's risk appetite.
		■ Continued focus on use of capital and maintained sound liquidity levels during a period of heightened volatility in the wake of early 2023 bank failures.
		■ Took meaningful steps to mature our inclusive culture and invest in programs that prioritize wellbeing for associates and their families.
		■ Set the tone at the top to create a culture that emphasizes associate learning, development, and growth by expanding our Guild education benefit with over 1000 associates participating in academic programs and leveraging our Degreed learning platform, resulting in a 75% increase in upskilling and reskilling activity.
David J. Turner, Jr.	140	■ Fostered a very engaged and highly effective Finance Team, leveraging the strength of several team leaders to manage succession planning and coordinate strategy across functions.
		■ Effectively managed deposit costs by working effectively with the businesses to address deposit runoff/retention risks allowing us to weather the pressures on our deposit base.
		■ Interest rate risk management and balance sheet hedging program provided meaningful protection at rate levels supportive of longer-term margin goals, resulting in one of the highest net interest margins in the regional bank space during 2023.
		■ Continued strategic capital allocation management resulting in the sale of the Greensky portfolio allowing the capital to be recycled to support strategic business objectives.
		■ Focused on continuous improvement driving efficiency and effectiveness through diligent expense management and planning.
		■ Delivered solid financial performance reporting net income available to common shareholders of $2.0 billion and record pre-tax pre-provision income of $3.2 billion.
C. Matthew Lusco	120	■ Collaborated strategically to enhance fraud mitigation tactics, including data analysis, root cause identification, and monitoring.
		■ Successfully led LIBOR transition and resolution planning efforts.
		■ Partnered with Data & Analytics team to facilitate data transformation and achieved 100% compliance with critical asset identification, ownership and lineage.
		■ Ensured effective challenge of enterprise and business unit strategy through execution of duties outlined in our Risk Management Framework and through active participation in Management Policy Committee, Executive Leadership Team, Enterprise Risk Management Committee and other key governance roles.
		■ Successfully managed succession of several critical Risk Management roles, facilitating transitions, supporting recruitment, and establishing effective plans to refresh and fill leadership roles and position a number of business and enterprise-wide groups for success.
		■ Successfully managed credit risk through the proactive identification of high-risk industries and exposures, active engagement with our customer base, and effective management of emerging risks and opportunities.

Name	Individual Performance Rating (%)	Comments
Ronald G. Smith	130	■ Despite opposing financial headwinds, the Corporate Banking Group produced the second best financial performance year in its history. ■ Led strategic Cash Centric focus driving Treasury Management Revenue to an all time high. ■ Successfully focused on client connectivity during a time of macroeconomic uncertainty leading the team to a historical high of over 3,000 client touch points per week. ■ Strategic focus on diligent credit risk management led to within target Net Charge Offs for the year. ■ Executed strategic associate development and succession plans as demonstrated by the ability to fill key roles created by retiring associates. ■ Successfully partnered with Risk Management to manage the LIBOR transition, transitioning contracts to alternative interest rates on or before the cessation of LIBOR, providing effective communication with no customer complaints on record and without any interruption to customer billing.
David R. Keenan	160	■ Associate engagement as measured by the Gallup organization increased for the fourth year in a row and demonstrated a strong connection between engagement and company culture. ■ Decreased turnover to the lowest levels since 2019 and enhanced our ability to recruit top talent from larger and peer banks. ■ Successfully launched and executed new Performance Management and Talent Management processes, which led to improved succession and talent planning across the bank. ■ Expanded both the Guild education benefit for associates and upskilling and reskilling opportunities through our Degreed learning platform. ■ Developed and invested in a new associate wellbeing strategy, engaging new vendors to greatly enhance associate care. ■ Led the Company in establishing enterprise controls and discipline around spend categories.

2023 Annual Incentives Earned

As a result of the 2023 performance decisions discussed above, the CHR Committee approved the following annual cash incentive payments for our NEOs in early 2024:

Name	2023 Target Incentive ($) [1]	Total Incentive Received ($)
John M. Turner, Jr.	1,971,866	1,522,280
David J. Turner, Jr.	807,632	599,263
C. Matthew Lusco	695,750	474,502
Ronald G. Smith	684,803	487,580
David R. Keenan	679,606	545,044

(1) The 2023 target incentive is based on multiplying the NEO's bonus opportunity percentage achieved by the actual salary paid to the NEO during 2023. Using the actual salary paid accommodates changes in base salary, should any change occur, throughout the year.

LONG TERM INCENTIVE PLAN ("LTIP")

The CHR Committee believes long-term incentive compensation plays an important role in linking incentives to risk outcomes or aspects of performance that become apparent only with the passage of time. The responsibilities of our NEOs are largely strategic in nature, and while our NEOs diligently work to understand and mitigate risks, the actual outcomes of many of the business actions taken will not be certain for extended periods of time. For this reason, long-term incentive compensation is the largest portion of our executive compensation program.

2023 Long Term Incentive Plan Grants

The CHR Committee met independently with its compensation consultant to review the long-term incentive grant target for Mr. J. Turner. After reviewing Mr. J. Turner's total compensation target compared to that of other CEOs within our compensation peer group, the CHR Committee determined to increase the value of Mr. J. Turner's long-term compensation target by $350,000 to a total target of $5,600,000. The CHR Committee's decision was informed by market competitive information and driven by recognition of his strong leadership and performance leading the Company in the prior year.

In setting the value of the long-term incentive compensation for our other NEOs, the CHR Committee reviewed recommendations from Mr. J. Turner for his direct reports and consulted with its independent compensation consultant. Changes in value from the prior year for two other NEOs included an increase of $300,000 in the target for Mr. Smith and an increase of $200,000 in the target for Mr. Keenan, resulting in 2023 awards of $1,500,000 and $1,200,000, respectively. These changes were approved based on an analysis of competitive market data for the NEOs' positions and in recognition of ongoing performance and contributions to Company success. The value of long-term incentive grants for Mr. D. Turner and Mr. Lusco remained unchanged from the prior year. On March 9, 2023, the CHR Committee approved the total grant values for NEOs and set a future grant date of April 3, 2023, in keeping with our normal business practices and schedules.

The table below presents the targeted economic value of the grants awarded by the CHR Committee to each NEO on April 3, 2023, and the division of the grant between each long-term component:

Name		Total Targeted LTIP Economic Value ($)[1]	Value of RSUs ($)[2]	Value of PSUs ($)[2]	Value of PCUs ($)
John M. Turner, Jr.	⇧	5,600,000	1,866,666	1,866,667	1,866,667
David J. Turner, Jr.	⇔	1,500,000	500,000	500,000	500,000
C. Matthew Lusco	⇔	1,200,000	400,000	400,000	400,000
Ronald G. Smith	⇧	1,500,000	500,000	500,000	500,000
David R. Keenan	⇧	1,200,000	400,000	400,000	400,000

(1) Economic value is determined by dollar amount in early 2023.

(2) As discussed below and in the tables on pages 105 and 107, executives were granted awards on April 3, 2023, using the 30-day average stock price to determine the number of shares granted as RSUs and PSUs.

Long Term Incentive Program Components

Our long-term incentive program is designed to drive long-term performance, enhance retention, align with shareholders' interests, and address longer-term risk concerns. Grants to NEOs are split equally among the following three components, each designed to support a distinct goal of our compensation philosophy:

- Restricted Stock Unit Awards ("RSUs"),

- Performance Stock Unit Awards ("PSUs"), and

- Performance Cash Unit Awards ("PCUs").

RSUs represent one-third of the award and include a three-year service-based vesting requirement, which means that the awards will generally not vest unless the NEO remains employed until April 3, 2026, the third anniversary of the grant. The CHR Committee has chosen to include RSU grants in the design of the program because they encourage retention of executives while also closely tying executive interests to those of shareholders. While vesting is service-based, the CHR Committee has added an additional risk-based vesting requirement to support decisions that protect the safety and soundness of the Company. In the event that Regions does not continually meet standards for liquidity and capital deployment throughout the entire vesting period, up to 40 percent of the award may be forfeited, regardless of meeting the service requirement.

PSUs and *PCUs* are performance-based awards and equally comprise the remaining two-thirds of the award. PSUs and PCUs can be earned between zero percent and 150 percent of target depending on the level of achievement. The CHR Committee has chosen to split the performance-based portion of the award between these two types of grants in order to incentivize executives to superior performance, but also limit leverage that might encourage excessively risky behavior of executives.

PSUs require performance hurdles to be met to establish the number of shares ultimately paid under the award. In addition, since the award is delivered in shares of stock of the Company, its value is tied to Company performance and shareholder interest through stock price performance creating what is often referred to as "double leverage."

PCUs include the same performance hurdles, but since they are denominated in cash rather than stock, there is less upside and downside opportunity in these grants giving them a lower risk profile than that of PSUs. The CHR Committee believes splitting performance-based awards between these two vehicles with different risk profiles is in the best interest of the Company and shareholders. The CHR Committee also believes the PSU and PCU awards should be subject to the service vesting and safety and soundness requirements; therefore, just like RSUs, these awards include a three-year service-based vesting requirement and are subject to the standards and forfeiture provisions related to liquidity and capital deployment requirements, as described above.

Performance Measures

The performance measures included in the PSU and PCU awards are chosen because they are operating measures that: (i) are critical to the long-term success of the Company, (ii) are transparent to shareholders and the NEOs, and (iii) create healthy tension between profitability and the quality of earnings, which is important to shareholder value. Additionally, performance goals are based on anticipated capital distribution plans as submitted to our bank regulators through the Comprehensive Capital Analysis and Review ("CCAR") process and approved by the Board. As a result, management has little discretion in altering capital plan actions which, in turn, limits their ability to impact executive compensation.

Weighting of Metrics

Generally, each metric is weighted equally and measured based upon both absolute performance against Company goals over the three-year performance period and an evaluation of relative performance as compared to our peers. We do this through the use of a matrix where the "X" axis represents our performance against the absolute goals we set for ourselves over the performance period, and the "Y" axis represents our performance against banks selected as our performance peer group using these same measures.

Balancing of Absolute and Relative Performance

By establishing absolute goals within a range of outcomes, coupled with performance against banks in our performance peer group, a matrix mitigates some of the challenges associated with setting precise goals that could incent imprudent risk taking by executive officers and avoids the "best of the worst" outcome that is possible with the exclusive use of relative measurement.

The design of the long-term incentive plan, as determined in early 2023, is structured as follows:

Long-Term Incentive Plan

	33.33% Time Based Awards	66.67% Performance Based Awards	
Grant Types	33.33% Restricted Stock Unit Awards	33.33% Performance Stock Unit Awards	33.33% Performance Cash Unit Awards
Performance Metrics	Value may change based on stock price	50% **Return on Average Tangible Common Equity** [1] Compared against internal goals (50%) and peer performance (50%) 50% **Cumulative Compounded Diluted Earnings Per Share Growth** [1] Compared against internal goals (50%) and peer performance (50%)	
Safety & Soundness Requirements		Capital & Liquidity Thresholds **(up to -40%)**	

(1) See descriptions below for how the non-GAAP absolute and GAAP relative components of the metrics are calculated.

2023 LTIP Design

On March 9, 2023, the CHR Committee approved a 2023-2025 LTIP design using two performance metrics, Return on Average Tangible Common Equity ("ROATCE") and cumulative compounded diluted Earnings Per Share Growth ("EPS Growth"), both adjusted for incentive calculation purposes and further described below (for non-GAAP reconciliation information, see *Appendix B)*. The design and its associated goals were determined by considering financial and operational expectations related to our strategic planning process for the January 1, 2023, through December 31, 2025, performance period. The CHR Committee also determined the grants would be made on April 3, 2023. Additional performance details include the following:

- **Performance Metrics –** The CHR Committee determined that the 2023 performance-based grants would maintain two metrics for measurement as utilized in the 2022-2024 design and prior to 2020, ROATCE and EPS Growth. In making its decision, the CHR Committee noted that given market expectations, both measures remained the most critical long-term performance metrics to align management with shareholder value creation.

- **Performance Measurement –** In measuring performance, the CHR Committee determined that ROATCE and EPS Growth would be measured utilizing a performance matrix that considers both absolute and relative performance, each with an equal weight of 25 percent. Absolute performance requirements would be based on the expectations for Regions' own three-year business plan while relative performance would be measured against the performance of peers along a continuum that ranges from zero to 150 percent of target.

- **Evaluating Relative Performance –** At the conclusion of the three-year performance period, the performance peer group is ranked from highest to lowest performance and Regions' relative ranking is calculated as a percentile (see pages 97-98 for a detailed description of the performance peer group). Based on the current 14 banks in the peer group (Regions included), Regions' ranking must be at least seventh (i.e., performance must be better than half of peers) to receive payout above target. A ranking of eighth will yield payout below target. Payouts for in-between performance will be calculated using straight-line interpolation.

- **Calculation of Performance Metrics –** In continued response to the 2020 CECL accounting changes and in keeping with the annual cash incentive plan design, the CHR Committee sought to insulate incentive performance from volatility related to CECL credit loss provisioning. As a result, net charge-offs, which better reflects actual performance, was substituted for provision in the absolute performance calculation for both ROATCE and EPS Growth. Additionally, the CHR Committee approved eliminating Accumulated Other Comprehensive Income ("AOCI") from the denominator of the absolute performance calculation for ROATCE in order to mute the effect of volatile interest rate changes on market value adjustments that are reflected in tangible common equity. For non-GAAP reconciliation information, see *Appendix B.* Relative performance against peers for both metrics will be determined on a traditional GAAP basis.

The following matrices set forth how the performance of ROATCE and EPS Growth for compensation purposes translates into the ultimate payout level of the PSUs and PCUs granted in 2023:

ROATCE Metric — 50% Weight

	Peer Group		Payout Opportunity for ROATCE Goal				
Relative ROATCE (3-year Average)	Max	75 %ile	50%	75%	100%	125%	150%
	Target	50 %ile	25%	50%	75%	100%	125%
	Thresh.	25 %ile	0%	25%	50%	75%	100%
			Significantly Below Target	Below Target	Slightly Below Target	Target	Above Target
			Regions' Absolute Adjusted ROATCE (3-year average)				

EPS Growth Metric — 50% Weight

	Peer Group		Payout Opportunity for EPS Growth Goal				
Relative EPS Growth (3-year cumulative CAGR)	Max	75 %ile	50%	75%	100%	125%	150%
	Target	50 %ile	25%	50%	75%	100%	125%
	Thresh.	25 %ile	0%	25%	50%	75%	100%
			Significantly Below Target	Below Target	Slightly Below Target	Target	Above Target
			Regions' Absolute Adjusted EPS Growth (3-year cumulative CAGR)				

"CAGR" - Compound Annual Growth Rate

Performance targets and the payout percentages generated for each level of long-term incentive performance are determined each year by the CHR Committee based on Company budgets and goals, as well as known prevailing economic conditions. We do not disclose the internal absolute performance targets set for the three-year performance period in the above matrix because such disclosure could be construed as earnings guidance. The CHR Committee believes the target levels for absolute performance are challenging, yet achievable. While we do not

disclose forward-looking goals, we commit to disclosing target performance and performance achievement in the *CD&A* each year as performance awards vest. Though the matrix above does not include goals, it demonstrates the expectation of a zero percent payment if we do not meet approximately one-half of the cumulative amount projected, as part of our strategic planning process, for the three-year period ending December 31, 2025.

Payout of 2021-2023 Performance-Based Awards and
Differences in SEC Reporting Requirements and How the CHR Committee Views Compensation

It is important to note that the CHR Committee considers LTIP awards as compensation for the year in which the award is granted. As a result, there are multiple differences between how the CHR Committee views compensation and the SEC reporting requirements that impact this year's *Summary Compensation Table*. These differences are described below:

■ The CHR Committee considers the entirety of the 2023-2025 LTIP award as compensation given to the NEOs at the time of the grant – in April 2023. In contrast, the SEC views only the equity denominated portion of the award to be 2023 compensation and will not consider the performance-based cash unit awards (PCUs) to be compensation until the end of the performance period when the LTIP awards fully vest. Due to this difference, the equity denominated awards (PSUs and RSUs) are reported in the *Summary Compensation Table* under the "Stock Awards" column in the year the grant is made. However, the PCUs, with the same performance period and vesting date, will not be reported as compensation until the value of the cash is earned at the end of the performance vesting period in 2025.

■ An additional difference between SEC reporting requirements and the CHR Committee's view of compensation relates to the reported value of stock-based awards. The SEC rules require that companies report the value of equity-denominated awards in the "Stock Awards" column of the *Summary Compensation Table* in the year they are granted. This is the same way the CHR Committee considered these awards. However, there is a difference in the values noted in the table below and the values reported in the *Summary Compensation Table* due to the way we determine the number of shares each NEO will receive after the CHR Committee has established the monetary value of an award. To determine the number of PSUs and RSUs, we divide the monetary award value by the 30-day average closing price of Regions common stock prior to the grant date to minimize any impact of day-to-day stock price changes on the number of shares granted. The 30-day average for 2023 was $19.14. However, SEC rules require us to report the grant date fair value of shares in our tables. For grants made in 2023, the fair value for RSUs and PSUs was the closing price on the date of grant, which was $18.58 per share.

■ The CHR Committee considers the entirety of the 2021-2023 LTIP award as compensation given to the NEOs at the time of the grant – in April 2021. However, the SEC requires awards denominated as cash awards (such as Regions PCUs) be reported in the year that they vest, rather than in the year they are granted. As such, the *Summary Compensation Table* on page 105 includes the value of the 2021 PCU awards in its totals and does not include the similar grant values from PCUs granted as a part of the 2023 grant cycle described on pages 88-90.

To understand the value reported in the *Summary Compensation Table* related to PCU awards, the following is a summary of the 2021 award. The 2021 PCU award was subject to a three-year performance period that ended on December 31, 2023. The following table sets forth the performance metrics achieved for the performance period and the percent of target earned by the NEOs as of the end of 2023:

Performance Metrics and Weights		Target	Performance	Payout	Weight	Payout % of Target
		2021 - 2023 Performance-Based Award Results				
Absolute ROATCE [1]	50%	13.5%	22.47%	150%	100%	150%
Relative ROATCE	50%	50th percentile	96th percentile			
					Final Results	**150%**

(1) Non-GAAP measure - see reconciliation for LTIP metrics in *Appendix B*.

In addition to the performance metrics listed above, Regions met the standards for liquidity and capital deployment throughout the 2021-2023 vesting period; therefore, no adjustment was made to the award.

Name	2021 Target PCUs Granted ($)	Payout % of Target (%)	Value of PCUs Received ($)
John M. Turner Jr.	1,750,000	150	2,625,000
David J. Turner, Jr.	500,000	150	750,000
C. Matthew Lusco	400,000	150	600,000
Ronald G. Smith	333,333	150	500,000
David R. Keenan	333,333	150	500,000

For further information, page 82 includes an alternative compensation table that details the way the CHR Committee views the compensation decisions made for 2023.

Other Benefits and Perks

In addition to the compensation elements described above, NEOs participate in limited perk programs and other benefits programs, many of which are available to all associates.

REGIONS RETIREMENT PROGRAMS

Regions sponsors two types of retirement programs: defined benefit and defined contribution retirement programs, each made up of tax-qualified and nonqualified plans. The operation of these retirement plans and the value of the benefits that NEOs accrue under these plans are described below and in the discussion that accompanies the *Pension Benefits* and *Nonqualified Deferred Compensation* tables and the *Summary Compensation Table*.

(1) Defined benefit plans

The Regions Financial Corporation Retirement Plan for Associates (the "Retirement Plan") and Regions Financial Corporation Post 2006 Supplemental Executive Retirement Plan ("SERP") are defined benefit plans. The Retirement Plan and the SERP generally were closed to new participants as of 2007.

The Retirement Plan is a tax-qualified plan under Section 401(a) of the U.S. Internal Revenue Code of 1986 ("IRC"). NEOs participating in this plan participate on the same basis as all associates.

The SERP is a nonqualified plan that provides benefits to a limited number of senior officers of the Company, including, as of December 31, 2023, two of our NEOs. The SERP provides benefits that serve to attract and retain high-quality senior executive talent. There are two types of retirement benefits in the SERP: a regular benefit and a benefit calculated under an alternative target formula. The regular benefit is calculated using the same formula as the Retirement Plan with the following differences: (i) uses a "final average earnings" formula that averages base earnings and short-term cash incentives over the highest three consecutive years of service out of the last 10 years of service, (ii) there are no compensation limitations, and (3) allows for a maximum of 35 years of service.

The alternative target benefit includes a more generous formula for determining retirement benefits and was designed to be highly retentive as it includes significant vesting requirements as determined by the CHR Committee. The current NEOs who benefit from this formula must generally work for the Company for a minimum of 10 years and must reach age 60 before the alternative target benefits vest. Any termination of employment (except in the case of death, disability, or a change-in-control) prior to reaching age 60 with a minimum of 10 years of service will result in a forfeiture of amounts attributable to the alternative target benefit in excess of the regular benefit. A limited number of executives are eligible for an alternative target benefit in the SERP.

The following is a brief description of each NEO's participation in these plans:

- **Mr. John Turner -** Mr. J. Turner through his prior service is a participant in the Retirement Plan with 9 years of credited service and is no longer accruing additional benefits under that plan. Having met the age and years of service requirements, Mr. J. Turner is vested in the previously accrued Retirement Plan. After his rehire by the Company, Mr. J. Turner began participation in the SERP under which he accrued 13 years of credited service and received the alternative target benefits outlined above. As permitted under the SERP, Mr. J. Turner elected to freeze participation in September 2023 and transferred the lump sum value of the benefit to a non-qualified defined contribution account under the Excess 401(k) Plan maintained by the Company. Mr. J. Turner met the age and years of service requirements and was vested in the SERP prior to the transfer.

- **Mr. David Turner -** Mr. D. Turner has 18 years of credited service with the Company and participates in both the Retirement Plan and the SERP. His benefits are determined using the regular benefit formula previously discussed, and he is not eligible for the alternative target benefit. Having met the age and years of service requirements, Mr. D. Turner is vested in both the Retirement Plan and the SERP. In 2023, Mr. D. Turner changed his form of payment election for his SERP benefit from an annuity to a lump sum. Accordingly, the methodology by which the annual change in pension value is determined was replaced, resulting in a significant year-over-year increase in the actuarial present value of the accumulated benefit. Additionally, as a result of this election change, Mr. D. Turner will be unable to access his SERP benefit until five years from the date of separation from service.

- **Mr. Lusco -** At the time of his retirement, Mr. Lusco had 13 years of credited service. He did not participate in the Retirement Plan but did participate in the SERP. His benefit was subject to significant retentive vesting requirements and was calculated using the regular benefit formula previously discussed. As permitted under the SERP, Mr. Lusco elected to freeze participation in November 2023 and transferred the lump sum value of the benefit to a non-qualified defined contribution account under the Excess 401(k) Plan maintained by the Company. Mr. Lusco met the age and years of service requirements and was vested in the SERP benefit prior to the transfer.

- **Mr. Smith -** Mr. Smith is a participant in the Retirement Plan, is fully vested, and has accrued the maximum (30) years of credited service allowed under the Retirement Plan. Mr. Smith was a participant in the SERP until November 2021 when, as permitted under the SERP, Mr. Smith elected to freeze participation and transfer the lump sum value of the benefit to a non-qualified defined contribution account under the Excess 401(k) Plan maintained by the Company. Prior to the transfer, Mr. Smith was vested in the benefit and had accrued the maximum (35) years of credited service allowed under the SERP. His SERP benefits were determined using the regular benefit formula previously discussed.

- **Mr. Keenan -** Mr. Keenan has 20 years of credited service with the Company and participates in both the Retirement Plan and the SERP. His benefits are determined using the regular benefit formula previously discussed, and he is not eligible for the alternative target benefit. Having met the age and years of service requirements, Mr. Keenan is vested in both the Retirement Plan and the SERP.

Pension Benefits Compensation

The *Pension Benefits* description and table beginning on page 110 include a more detailed description of retirement benefits and a calculation of the value of pension benefits for each NEO. In addition, the *Summary Compensation Table* provides a value that represents the change in the lump sum value of pension benefits from 2022 to 2023. Several factors influence the calculation of this change. For most participants, the change is a result of additional years of service, the passage of time, and changes in the discount rate and actuarial mortality table. Notably, due to their election to freeze their SERP benefit and transfer the value of that benefit to the Excess 401(k) Plan, the *Summary Compensation Table* reflects a significantly lower change in pension value for Mr. J. Turner and Mr. Lusco when compared to previous years.

Understanding the Annual Change in Pension Value

No additional pension benefits	■ 2023 annual change in pension value is not due to any modifications to the existing pension program or formulas. ■ Regions' Retirement Plan was closed to new participants in 2007; only approximately 11 percent of our associates remain participants in the plan.
Annual changes primarily driven by macroeconomic and non-performance factor changes	■ For most participants, the change in value is a result of an additional year of service, the passage of time, and changes in the discount rate and mortality table. ■ Form of payment election also impacts the assumptions used to determine the value of the benefit. Should the participant change their payment election, Regions would be required to change the method by which the annual change in pension value is determined. ■ Traditional pension plans are extremely sensitive to interest rate changes, which are macroeconomic factors out of the Company's control. ■ Unlike the annual and long-term incentive plans, which are performance based, pension values are driven mostly by non-performance factors. ■ Our SERP benefit formula is a "final average earnings" formula using the highest three consecutive years of eligible compensation. As a result, increases in eligible compensation can have a significant impact on the change in pension value when the years of higher pay replace lower values in the three-year average calculation.

(2) Defined contribution plans

The Regions Financial Corporation 401(k) Plan ("401(k) Plan") and Regions Financial Corporation Non-Qualified Excess 401(k) Plan ("Excess 401(k) Plan") are defined contribution plans that allow eligible associates to contribute a portion of their total base and annual incentive compensation on a pre-tax basis into accounts that are held and invested on a tax-deferred basis, or in a Roth account in the case of the 401(k) Plan, until termination of employment or retirement. The 401(k) Plan is a tax-qualified retirement plan under Section 401(a) of the IRC in which all eligible associates can participate, while the Excess 401(k) Plan is a nonqualified plan for certain associates whose participation in the 401(k) Plan is generally limited due to the qualified plan's compensation and contribution limits.

The Company makes a contribution to the 401(k) Plan (and a deemed contribution to the Excess 401(k) Plan) equal to the deferral rate elected by the participant up to a maximum of 5 percent of pay. In addition to the matching contribution, the Company provides a non-contributory 2 percent of pay allocation to the 401(k) Plan (and a deemed 2 percent of pay allocation to the Excess 401(k) Plan) for any associate who does not accrue a benefit in the Retirement Plan. In 2023, all of our NEOs participated in these plans and received the Company matching contribution of 5 percent of pay. Mr. J. Turner and Mr. Lusco receive the 2 percent non-contributory contribution in the 401(k) Plan since they are not accruing benefits in the Retirement Plan. No NEO received the 2 percent non-contributory contribution in the Excess 401(k) Plan.

PERQUISITES

Our NEOs are eligible to participate in employee benefit programs generally available to all associates. While we generally do not offer a broad range of perks to our NEOs, we have provided certain personal benefits that are not available to other associates. The CHR Committee regularly reviews the perks available to executive officers to determine whether these programs continue to serve the purpose of benefiting the Company and has historically discontinued programs that it determines are not based on sound business rationale.

In General

In 2023, NEOs continued to be eligible for financial planning services, Company-provided security monitoring for private residences, and enhanced coverage for annual physicals. Additionally, the Company may maintain memberships in organizations that certain executive officers may utilize for business entertainment purposes. These memberships are provided because we believe that they serve a necessary and reasonable business purpose. It is expected that executive use will always involve a bona fide business purpose. The total cost of these perquisites to the Company represents an immaterial portion of total compensation. Any special benefits our NEOs received are included in the *Summary Compensation Table*.

Use of Corporate Aircraft

The use of corporate aircraft is subject to a formal program, approved for 2023 by the CHR Committee, that sets forth the criteria and procedures applicable to its use.

It has long been our policy to require our CEO to use corporate-owned or other non-commercial aircraft for business travel when possible. The policy allows our CEO to use corporate-owned aircraft for personal travel up to a maximum value of $100,000 per year. In the event the value of personal use (as measured based on the incremental cost of operating the aircraft) exceeds $100,000 in any year, our policy requires the CEO to reimburse the Company the full incremental cost of operating the corporate aircraft.

Mr. J. Turner is subject to an Aircraft Time Sharing Agreement with the Company that governs the terms and conditions of personal use of the corporate aircraft. Although the policy and the agreement allow for personal use without cost up to $100,000 per year, Mr. J. Turner's 2023 personal use of corporate aircraft was $51,000. Additionally, the Board authorized the CEO to make corporate-owned aircraft available for the personal travel of other Company associates on a limited basis, such as in the event of emergency or when personal use may be in the best interest of the Company due to either efficiency or safety concerns. In December 2023, after arriving in New York for business travel, Mr. D. Turner was permitted to use the corporate aircraft to return to Birmingham. This exception was a one-time occurrence and was necessitated by specific and unforeseen personal circumstances that arose during the trip. No other NEO utilized the corporate aircraft for personal use in 2023.

Tax Liabilities

Any perquisites that result in a personal benefit are imputed as income to the executive in accordance with Internal Revenue Service rules. NEOs are personally responsible for all taxes on this income. The Company does not gross up the income to cover taxes for NEOs.

Compensation Framework, Policies, Processes, and Risk Considerations

Our compensation and benefit programs operate under the guidance and oversight of the CHR Committee. The CHR Committee is composed of independent non-employee Directors, with considerable experience in executive compensation matters, and who are not eligible to participate in any of the management compensation programs or other employee benefit or compensation plans of the Company, except for grants of equity compensation under the Company's LTIP pursuant to the Director Compensation Program. Directors who served as members of the CHR Committee during 2023 include:

Members serving the entire year:	*Members serving a partial year:*
■ *Joia M. Johnson, Chair - beginning April 19, 2023*	■ *Samuel A. Di Piazza, Jr., Chair - until April 19, 2023*
■ *J. Thomas Hill*	■ *William C. Rhodes, III - beginning March 1, 2024*
■ *Ruth Ann Marshall*	
■ *Timothy Vines*	

Each CHR Committee member has been affirmatively determined to be independent as defined by NYSE rules, applicable SEC rules and regulations, and our Corporate Governance Principles' considerations. The CHR Committee operates under a written charter approved by the Board. A copy of the charter is available on our website at **ir.regions.com/governance**.

COMMITTEE MEETINGS

The CHR Committee holds meetings as often as it deems necessary to perform its duties and responsibilities, but not fewer than three times a year. Although many compensation decisions are made in the first quarter of the year, as outlined in the *Compensation-Setting Process and Timeline* section, the decision-making process is continuous and neither ends nor begins with any one meeting. During 2023, the CHR Committee met seven times to review, discuss, and approve compensation decisions for the Company and held one joint meeting with the Risk Committee.

The CHR Committee asks its independent compensation consultant to attend all regularly scheduled meetings, as well as some of the CHR Committee's special meetings. Other outside advisors, including legal counsel, may also attend meetings when members feel additional guidance on specific topics may be beneficial. Meetings are typically attended by the CEO, Chief Administrative and Human Resources Officer, Head of Total Rewards, and Chief Governance Officer. The CFO and CRO attend meetings when Company budget and performance information or incentive plan design is presented. As previously noted, at least one joint meeting of the CHR Committee and the Risk Committee is held each year. During this joint meeting, representatives from the Risk Management Group, including the CRO, review associate conduct and a comprehensive risk assessment of the Company's incentive plans, including both plans that cover executive officers, as well as plans that cover other associates of the Company.

Throughout 2023, the CHR Committee heard from other executives in relation to Human Capital Management and other topics of interest. Additionally, every CHR Committee meeting includes an executive session without the participation of any member of the executive management team. The independent compensation consultant typically participates in a portion of these executive sessions.

Compensation Consultant Disclosure

During 2023, the CHR Committee retained Frederic W. Cook & Co., Inc. ("FW Cook") to provide independent information and consultation regarding the design and implementation of our executive compensation programs. FW Cook is a nationally recognized compensation consulting firm serving a large number of Fortune 500 companies and is engaged by and performs work solely for the CHR Committee.

It is the CHR Committee's view that its compensation consultant and any other advisors should be able to render candid and direct advice independent of management's influence, and numerous steps have been taken to satisfy this objective.

Annually, and most recently in December 2023, the CHR Committee considers the independence of FW Cook in light of current SEC rules and NYSE listing standards. The CHR Committee requested and received a letter from FW Cook addressing its independence, including the following factors:

- other services provided to Regions by FW Cook;

- fees paid by Regions as a percentage of FW Cook's total revenue;

- policies or procedures maintained by FW Cook that are designed to prevent a conflict of interest;

- any business or personal relationships between the individual consultants involved in the engagement and a member of the CHR Committee;

- any Regions equity securities owned by the individual consultants involved in the engagement and certain of their family members; and

- any business or personal relationships between Regions' executive officers and FW Cook or the individual consultants involved in the engagement.

The CHR Committee discussed these considerations and concluded that no conflict of interest exists.

FW Cook reports directly to the CHR Committee and engages with the CHR Committee Chair and members without the presence of management. Additionally, they work with Regions' management, at the direction of the CHR Committee, to obtain information and further the CHR Committee's goals. FW Cook does not do any work for executive management and provides no other services to Regions. The scope of services provided by FW Cook for the CHR Committee during 2023 included:

- Attending all CHR Committee meetings;

- Advising the CHR Committee regarding matters related to executive succession planning, retirement, and transition;

- Providing the CHR Committee with analysis of competitive market data to assist in establishing target levels for compensation components, such as base salary levels, annual incentives, long-term performance awards, and benefit levels for executive management;

- Assisting the CHR Committee with the evaluation and establishment of the design and construct of the short-term and long-term incentive programs for 2023, including values, opportunity levels, performance metrics, targets (including thresholds and maximums), performance curves, peer group comparisons, and risk mitigants to be included in the plan;

- Advising the CHR Committee with respect to year-end compensation determinations based on performance evaluations and other factors, including succession planning and related considerations;

- Providing competitive market practices regarding Director compensation targets and programs;

- Advising the CHR Committee regarding regulatory and compliance issues and the development of leading best practices and market competitive information with respect to compensation guidelines established by the SEC, the Federal Reserve, and other banking regulatory bodies; and

- Providing current trend information on industry and executive compensation issues.

Other than advising the CHR Committee as described, FW Cook did not provide any services to the Company in 2023.

Other Policies and Practices Impacting Compensation Decisions

USE OF PEER GROUPS FOR BENCHMARKING PURPOSES

The CHR Committee utilizes two peer groups: one to benchmark executive compensation and one to benchmark corporate performance. Although the peer groups are similar, the CHR Committee believes compensation measures should be reviewed against financial institutions with executive positions that are most similar in breadth and scope to Regions and represent the financial institutions that compete with Regions for our top executive talent while performance is more appropriately measured against a broad group of financial institutions that investors would consider in competition with Regions for their investment dollars. In conjunction with its independent compensation consultant, the CHR Committee reviews both peer groups each year.

Compensation Peer Group

In determining the competitiveness of compensation compared to the market, the CHR Committee, with the assistance of its independent compensation consultant, regularly reviews the compensation of our executive officers against the Company's compensation peer group and

against survey data from a larger segment of companies within the financial services industry. While we do not specifically benchmark each individual Regions position to specific job matches within these peer companies, we use the information from these peers to assist the CHR Committee in evaluating the competitiveness of the compensation of our executive team including the NEOs covered in this proxy statement.

The CHR Committee believes that peer group construction revolves around finding a balance between including relative companies that match in size and focus and enough companies to make comparisons meaningful. The companies listed below are those that the CHR Committee believes are appropriate for compensation benchmarking purposes due to industry, asset size, revenue, and market capitalization.

When evaluating the compensation peer group for 2023 plans and pay levels, the CHR Committee's independent compensation consultant recommended no change to the compensation peer group with all existing peers remaining suitable for inclusion. After reviewing the existing group and recommendation, the CHR Committee elected to approve the compensation peer group as proposed. The 2023 compensation peer group is presented below:

Compensation Peer Group

Company	Ticker	12/31/2023 Assets ($ in millions)	12/31/2023 Market Cap ($ in millions)
U.S. Bancorp	USB	663,491	67,387
PNC Financial Services Group, Inc.	PNC	561,580	61,683
Truist Financial Corporation	TFC	535,349	49,239
Capital One Financial Corporation[1]	COF	478,464	49,937
Citizens Financial Group Incorporated	CFG	221,964	15,451
Fifth Third Bancorp	FITB	214,574	23,488
M&T Bank Corporation	MTB	208,264	22,750
Huntington Bancshares Incorporated	HBAN	189,368	18,420
KeyCorp	KEY	188,281	13,482
Regions Financial Corporation	**RF**	**152,194**	**18,025**
Zions Bancorporation	ZION	87,203	6,499
Comerica Incorporated	CMA	85,834	7,360
First Horizon Corporation	FHN	81,661	7,912
Synovus Financial Corporation	SNV	59,810	5,506

(1)   Not included in the Performance Peer Group.

In addition to reviewing compensation peer group information annually, the CHR Committee's independent compensation consultant periodically reviews the Company's total compensation program against broader financial services industry survey data compiled by other sources (including compensation surveys prepared for the financial services industry by McLagan, a leading performance/reward consulting and benchmarking firm focused specifically on the financial services industry). All of this information is used by the CHR Committee when it considers the competitiveness and appropriateness of the amount and composition of pay at Regions.

In keeping with historical practices, in mid-2023, the CHR Committee proactively approved changes to the Compensation Peer Group to be used for 2024 compensation determinations. The updated peer list will remove Capital One Financial Corporation and will add First Citizens Bancshares, Inc.

Performance Peer Group

For purposes of measuring relative performance under our long-term incentive plan, we use a peer group that is slightly different from the one utilized for compensation analysis. The key driver for performance peer group selection is business similarities. The CHR Committee, with the assistance of its independent compensation consultant, looks for a focus on retail, consumer, and corporate banking with a regional/ geographic focus. Though the CHR Committee also considers size, it is not a key determining factor due to its lack of material impact on

performance comparisons, especially when related to its impact on compensation comparisons. The CHR Committee elected to approve the performance peer group without changes for 2023. The 2023 performance peer group is presented below:

Performance Peer Group

Company	Ticker	12/31/2023 Assets ($ in millions)	12/31/2023 Market Cap ($ in millions)
U.S. Bancorp	USB	663,491	67,387
PNC Financial Services Group, Inc.	PNC	561,580	61,683
Truist Financial Corporation	TFC	535,349	49,239
Citizens Financial Group Incorporated	CFG	221,964	15,451
Fifth Third Bancorp	FITB	214,574	23,488
M&T Bank Corporation	MTB	208,264	22,750
Huntington Bancshares Incorporated	HBAN	189,368	18,420
KeyCorp	KEY	188,281	13,482
Regions Financial Corporation	**RF**	**152,194**	**18,025**
Zions Bancorporation	ZION	87,203	6,499
Comerica Incorporated	CMA	85,834	7,360
First Horizon Corporation	FHN	81,661	7,912
Synovus Financial Corporation	SNV	59,810	5,506
Hancock Whitney Corporation[1]	HWC	35,579	4,186

(1) Not included in the Compensation Peer Group.

The above-noted peer groups are not the same as the group of companies that comprise the S&P 500 Banks Index, which is the index included in the stock performance chart presented in Regions' Annual Report on Form 10-K for the year ending December 31, 2023, and repeated in the *Proxy Summary* section of this proxy statement. Each of these peer groups represents a smaller group of financial institutions tailored primarily by asset size, core business services, geographic similarity, and alignment to the principles for each type of measurement.

SAY-ON-PAY

Regions understands that shareholders, regulators, and other stakeholders have a strong interest in executive compensation and attempts to balance the interests of these constituencies in the design and execution of our executive compensation program. In accordance with the vote of our shareholders, we provide an annual Say-on-Pay advisory vote regarding executive compensation. This year's proposal is included as *Proposal 3*.

In our 2023 Say-on-Pay vote, 91.1 percent of votes were cast in favor of our executive compensation program. Historically, the result of Say-on-Pay votes generally indicated strong support among shareholders for our compensation framework, our pay-for-performance approach, and the overall design of our compensation program. Both the Board and management continue to listen, assess, and respond to shareholder feedback in determining the goals and objectives of our incentive plans and overall program. For additional information, see the *Shareholder Responsiveness* section on page 78.

We will continue to monitor the results of future advisory votes on compensation and take feedback from our shareholder outreach program into consideration when assessing compensation design and disclosure matters in the future.

CLAWBACKS

It has long been the CHR Committee's practice to employ a robust compensation recoupment program underscored by policies designed to facilitate the recoupment of prior incentive compensation awards or the adjustment of future awards in the event of financial restatement or other events. The CHR Committee reviews the compensation recoupment program on an annual basis and continues to strengthen our policies

and practices. During 2023, the CHR Committee expanded its existing compensation recoupment program to include a new policy: a clawback policy requiring recoupment of incentives in the event of an accounting restatement due to material noncompliance with U.S. federal securities law reporting requirements, as mandated by Rule 10D-1 under the Dodd-Frank Act. The preexisting clawback policy grants further authority to recapture incentive compensation if an executive has engaged in misconduct or failed to supervise.

> *Regions has a comprehensive clawback program that goes beyond the requirements of the Dodd-Frank Act.*

Financial Restatement Compensation Recoupment Policy

The Financial Restatement Compensation Recoupment Policy, enacted in 2023, applies to each of our NEOs, as well as other current and former executive officers. This policy requires the Company to clawback compensation that is (i) incentive-based, (ii) erroneously awarded, and (iii) received by an executive officer during the three years preceding the date an accounting restatement was required. In the event the Company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under U.S. federal securities law, in order to correct (i) a material error to previously issued financial statements or (ii) an error that would result in a material misstatement if (a) corrected in the current period or (b) left uncorrected in the current period, the Company will seek repayment of incentive compensation or require the forfeiture or reduction of outstanding or future cash and equity-based incentive compensation, as may be determined by the CHR Committee.

For further disclosure of Regions' Financial Restatement Compensation Recoupment Policy, refer to Regions' Annual Report on Form 10-K for the year ended December 31, 2023.

Compensation Recoupment Policy

In addition to the aforementioned Financial Restatement Compensation Recoupment Policy, the preexisting Compensation Recoupment Policy remains in place and continues to cover each of our NEOs, other executive officers, and other senior leadership (each a "Covered Officer"). This policy permits the Company to recoup cash and equity incentive compensation awarded, paid or payable, within the three years prior to the triggering event. Triggering events under the policy include financial restatement, misconduct, and failure to supervise.

In the event the Company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under either GAAP or federal securities law, or the Company subsequently finds that the financial information or performance metrics used to determine the amount of incentive compensation for a prior period is materially inaccurate, the Company may seek repayment of cash and equity incentive compensation or require the forfeiture or reduction of outstanding or future cash and equity-based incentive compensation as may be determined by the CHR Committee.

In addition to allowing for clawback in the case of financial restatement or materially inaccurate performance metrics, the policy allows the Company to recoup cash and equity-based incentive compensation in the case of misconduct of a Covered Officer. In 2022, the policy was updated to also allow recoupment in the case of failure to supervise by a Covered Officer. In either event, the Company may recoup incentive compensation regardless of whether or not there is an accompanying financial restatement, to the extent any performance or vesting period for such incentive compensation overlapped in whole or in part with, or was exercised during, the period of misconduct.

For purposes of the policy, misconduct is defined as: (i) knowing violation of federal, state or local law, rule, or regulation; (ii) material breach of any written Company policy or covenant between Regions and the Covered Officer; (iii) disclosure of the Company's confidential information or trade secrets; or (iv) commission of an act of fraud, dishonesty, or recklessness in the performance of the Covered Officer's duties, which is not in good faith and subjects the Company to excessive risk or financial loss or materially disrupts, damages, impairs, or interferes with the business of the Company. For purposes of the policy, failure to supervise is defined as a failure by the Covered Officer, in a supervisory role, to properly (i) supervise behaviors by subordinates likely to cause reputational harm or result in improper risk behavior or (ii) identify, escalate, monitor or manage a subordinate's misconduct or risk behavior, in each case which subjects the Company to excessive risk or financial loss or materially disrupts, damages, impairs or interferes with the business of the Company.

REGULATORY OVERSIGHT AND RISK GOVERNANCE

As a bank holding company, we must comply with various regulatory requirements. The Federal Reserve adopted guidelines on incentive compensation for financial institutions that include the following three main principles:

- Incentive compensation arrangements should balance risk and financial results in a manner that does not provide employees with incentives to take excessive risks on behalf of the banking organization;

- A banking organization's risk management processes and internal controls should reinforce and support the development and maintenance of balanced incentive compensation arrangements; and

- Banking organizations should have strong and effective corporate governance to help ensure sound compensation practices including effective oversight by the Board.

In response to these guidelines, we established a governance and oversight process for the design, operation, and monitoring of our incentive plans that improves our ability to evaluate and reduce risk or to risk-adjust payouts under the plans. We created an internal cross-functional oversight committee with representation from risk management, finance, human resources, and legal to review, consider, and approve, as appropriate, certain higher risk plans. This cross-functional oversight committee also works with business group leadership to monitor the performance and effectiveness of all our incentive plans to ensure that they include features and metrics designed to discourage inappropriate risk-taking.

As a part of our oversight process, this internal oversight committee meets on a regular basis and provides a quarterly report to the CHR Committee with respect to the activities around incentive compensation management. In addition, at least once each year, the CHR Committee meets jointly with the Risk Committee, the CRO, and other members of the risk management team to receive a thorough risk assessment of each of our material incentive plans.

> *The risks arising from our compensation plans, policies, and practices are not reasonably likely to have a material adverse effect on the Company.*

In presenting the risk assessment, the CRO noted that the process of limiting risk starts with the Board setting the risk appetite of the Company, establishing policies, and implementing appropriate limits. The process then continues with management developing the policies and practices to ensure the Company operates within our risk appetite and avoids unnecessary or excessive risk. As described in the *Relationship of Compensation Policies and Practices to Risk Management* section, we believe that the risks arising from our compensation plans, policies, and practices are not reasonably likely to have a material adverse effect on the Company. In making this determination, we consider the impact of the: (i) Board's role in the determination of the overall risk profile and appetite; (ii) level of controls in place; and (iii) incentive programs, procedures, and governance activities we follow.

EQUITY GRANT POLICIES AND PRACTICES

A grant of equity compensation to eligible key associates is generally made on an annual basis. Although the Company does not currently issue stock option grants under the 2015 LTIP, the plan requires that the exercise price for options be no less than the closing price of Regions common stock on the date of the grant in the event this practice resumes. The CHR Committee has adopted a schedule and process of reviewing the program provisions and grant levels in the first quarter of the year to coincide with the annual performance management compensation review process established by the Company for all associates. As a part of that process each year, the CHR Committee will pre-establish a grant date for grants to eligible associates subject to the needs and business considerations of the Company. In keeping with long-standing practice, the equity grants to all eligible key associates were made on April 3, 2023.

The CHR Committee specifically approves all grants of equity compensation to executive officers and Directors, as well as other officers covered by Section 16(a) of the Exchange Act. The CHR Committee has delegated authority to the CEO to determine and approve annual grants, as well as modify outstanding grants, to other key associates within the limits and budgets established each year as part of the CHR Committee's consideration of the annual grant program guidelines.

From time to time, the Company may find it necessary to issue special grants to new hires or other key associates outside of the normal grant process. The CHR Committee also has delegated authority to the CEO to determine the need for and value of these grants. For these grants, the CHR Committee's policy provides that grants will be made on the first business day of the calendar quarter following the hire date or the determination for the need to grant an award for retention purposes. This timing was chosen to prevent even an appearance that either management or the associate could manipulate the pricing date and also to reduce the administrative and accounting burden that would be created by multiple grant dates. Any grants made by the CEO are reported to the CHR Committee on a regular basis each year.

POLICY ON CASH VERSUS NON-CASH AND CURRENT VERSUS FUTURE COMPENSATION

The CHR Committee does not maintain a stated policy that dictates cash versus non-cash compensation or current versus future compensation. However, the allocation of cash and non-cash compensation for each of the NEOs is reviewed by the CHR Committee annually and reflects the CHR Committee's best efforts to balance short-term and long-term objectives of the Company.

STOCK OWNERSHIP GUIDELINES AND STOCK RETENTION REQUIREMENTS

Regions has adopted stock ownership guidelines requiring executive officers and members of the Board to have a meaningful economic stake in Regions. These guidelines are designed to maintain stock ownership levels high enough to ensure our commitment to creating shareholder value. For purposes of meeting the guidelines, the following types of stock ownership are counted:

- Shares directly owned by the executive officer or Director without restriction;

- Restricted stock and stock units (except for those that may be subject to future performance requirements);

- Stock equivalents allocated through any deferred stock investment plan, as well as an executive officer's shares held in a 401(k) Plan account and notionally held in an Excess 401(k) Plan account; and

- Shares held in trust for the benefit of the executive officer or his or her immediate family members.

Any executive officer who does not meet the ownership guidelines must retain at least 50 percent of the after-tax value of any compensatory equity grant upon vesting until such time as the ownership guidelines are met. The equity stake of our NEOs and Directors is reflected in the beneficial ownership information contained in the *Security Ownership of Directors and Executive Officers* subsection of *Ownership of Regions Common Stock*.

The table below summarizes the stock ownership guidelines for our CEO and each of the NEOs (including their compliance with the guidelines as of February 20, 2024):

Name	Ownership Requirement	Approximate Stock Value Required to be Held ($)	Holds Required Amount	Percent of Required Amount Owned (%)
John M. Turner, Jr.	6 X Base Pay	6,600,000	Yes	275
David J. Turner, Jr.	3 X Base Pay	2,115,000	Yes	346
C. Matthew Lusco	3 X Base Pay	1,815,000	Yes	140
Ronald G. Smith	3 X Base Pay	1,800,000	Yes	394
David R. Keenan	3 X Base Pay	1,800,000	Yes	133

OTHER POLICIES RELATED TO STOCK OWNERSHIP (PROHIBITIONS AGAINST INSIDER TRADING, HEDGING, AND PLEDGING OF REGIONS SECURITIES)

The Company has a long-standing General Policy on Insider Trading to guard against improper securities trading. Under the policy, no Director, executive officer, or other associate of Regions who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, buy or sell securities of the Company (other than pursuant to a previously approved trading plan that complies with SEC Rule 10b5-1), or engage in any other action to take personal advantage of any material nonpublic information about Regions that they may have.

> *Regions' policy prohibits hedging and the pledging of Regions equity securities as collateral.*

Our General Policy on Insider Trading prohibits all associates from engaging in short-term or speculative trading in Regions securities, including engaging in any hedging transactions or short sales of Regions securities. The policy further prohibits transactions in puts, calls, or other publicly traded options, as well as any other derivative securities transactions conducted on an exchange or in any other organized market involving Regions securities. In addition to these broader prohibitions, our General Policy on Insider Trading further prohibits our Directors and executive officers from purchasing Regions securities on margin or holding them in a margin account, borrowing against any account in which Regions

equity securities are held, or pledging Regions equity securities as collateral for a loan. The policy's prohibitions also cover transactions in Regions securities conducted by parties related to the Regions associate, executive officer, or Director, as applicable. This policy is reviewed and approved by the Board's NCG Committee on an annual basis. For more information, see the *Anti-Hedging and Anti-Pledging* subsection of *Ownership of Regions Common Stock*.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Regions accounts for and reports stock-based compensation under our long-term incentive plans in accordance with the requirements of Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 718, Compensation - Stock Compensation. For further disclosure of Regions' accounting for stock-based compensation, refer to Note 16, "Share-Based Payments," to the consolidated financial statements included in Regions' Annual Report on Form 10-K for the year ended December 31, 2023.

Change-in-Control, Post-Termination, and Other Employment Arrangements

For competitive and fairness reasons, we believe it is important to protect key associates (including the NEOs) in the event of certain terminations of employment during a transition period following a change-in-control of Regions. The potential or actual occurrence of a change-in-control could create uncertainty regarding the continued employment of our NEOs and providing employment protection should eliminate, or at least significantly reduce, any reluctance of our executives to pursue potential transactions that may be in the best interests of our shareholders. To align the interests of our shareholders and our executives, we have entered into agreements with all NEOs that govern certain terms of their employment and compensation in the event of a qualifying termination after a change-in-control of Regions.

CHANGE-IN-CONTROL AGREEMENTS

The change-in-control agreements entered into with our NEOs generally provide that during the two-year period following a change-in-control of Regions, if the NEO's employment is terminated other than for "cause," or if the NEO resigns for "good reason," they would be paid accrued compensation and benefits, plus an amount equal to a specified multiple times the sum of the NEO's base salary and average annual bonus during the three years preceding the year in which the change-in-control occurs as well as a pro-rated annual bonus for the year of termination based on the average annual bonus during the preceding three years.

The Company entered into agreements that provide Mr. J. Turner with a three times multiple of pay upon termination following a change-in-control and provide Mr. D. Turner, Mr. Lusco, Mr. Smith, and Mr. Keenan with a two times multiple of pay. If employment is terminated for "cause" or due to death, disability, or resignation other than for "good reason," payments would be limited to accrued compensation and benefits under these agreements.

Agreements issued after February 2011 do not include any tax gross up payments under the excise tax provisions of IRC Section 4999. Mr. D. Turner, Mr. Smith, and Mr. Keenan have grandfathered change-in-control agreements that were issued in 2007 and provide that additional payments may become due to avoid a negative tax consequence to the executive in the event any payment or benefit would cause the NEO to become subject to the excise tax imposed under IRC Section 4999. Mr. J. Turner and Mr. Lusco entered into agreements after February 2011, and therefore, are not entitled to receive a payment to compensate for excise taxes. None of the NEOs' agreements provide any type of severance benefits in connection with termination of employment at any other time. For additional information, including definitions of "cause," "good reason," and "change-in-control," see the subsection entitled *Potential Payments by Regions Upon Termination or Change-in-Control*.

EXECUTIVE SEVERANCE PLAN

In an effort to increase transparency, promote fair and equitable treatment among associates in like positions, and improve executive recruiting efforts, in October 2019 the CHR Committee approved the Regions Financial Corporation Executive Severance Plan (the "Executive Severance Plan") effective January 1, 2020. While existing change-in-control agreements are grandfathered, the Executive Severance Plan provides standardized change-in-control and severance benefits for our NEOs and other associates who are eligible under the terms and conditions of the plan.

For NEOs, excluding Mr. J. Turner, the Executive Severance Plan generally provides that if the NEO's employment is terminated by Regions other than for "cause," they would be paid accrued compensation and benefits, plus an amount equal to 18 months of base salary and a pro-rated

annual bonus for the year of termination based on the average annual bonus during the three years preceding the year in which the termination occurred.

The Executive Severance Plan also provides that during the six-month period prior to, or the two-year period following, a change-in-control of Regions, if the eligible associate's employment is terminated other than for "cause," or if the eligible associate resigns for "good reason," they would be paid accrued compensation and benefits, plus an amount equal to a multiple of the sum of the associate's base salary and average annual bonus during the three years preceding the year in which the change-in-control occurs as well as a pro-rated annual bonus for the year of termination based on the average annual bonus during the three years preceding. If employment is terminated for "cause" or due to death, disability, or resignation other than for "good reason," payments would be limited to accrued compensation and benefits. The Executive Severance Plan prohibits tax gross-ups.

Compensation of Executive Officers

The following tables, narratives, and footnotes contain compensation information about our President and CEO; our CFO; and our three other most highly paid executive officers for the year ended December 31, 2023, collectively our NEOs.

Summary Compensation Table

Below is a brief summary of the components of Regions' pay programs included in each column of the Summary Compensation Table:

Salary – The "Salary" column includes the year-to-date base salary amounts for each NEO for the fiscal years indicated. New base salary amounts are generally effective on March 1 of each year.

Stock Awards – Equity awards granted in 2023 were composed of PSUs and RSUs and are reported in the "Stock Awards" column at the grant date fair value. The grant date fair value does not correspond with the amounts that may be eventually realized relative to these awards. Any benefit from these awards depends on the future value of Regions common stock, the satisfaction of time-based vesting requirements, and the attainment of performance requirements in the case of PSUs. For more detail regarding the stock awards for NEOs, see pages 87 through 91 of the *CD&A* and the *Grants of Plan-Based Awards table*.

Non-Equity Incentive Plan Compensation – The amounts in the "Non-Equity Incentive Plan Compensation" column represent annual incentives earned for 2023 performance under our annual incentive plan as described beginning on page 82 of the *CD&A* and paid in early 2024. Also included in this amount is the value of the 2021 PCUs for the performance period ended December 31, 2023. While the value of these PCU awards has been determined, they remain subject to service-based vesting until April 1, 2024, and will be payable as of that date. The SEC rules require us to report these values in the Summary Compensation Table for the year that represents the final performance year of the grant. However, the CHR Committee does not consider these awards as current compensation, but rather compensation for the year in which the grant was issued. For more information on how the CHR Committee views awards compared to how the SEC requires us to report awards, see page 91 of the *CD&A*.

Change in Pension Value and Nonqualified Deferred Compensation Earnings – This column includes the change in pension value for each NEO, which is the difference in the total present value of accrued benefit on December 31, 2023, minus the total present value of accrued benefit on December 31, 2022. For additional information about pension benefits, refer to pages 92 through 93 in the *CD&A* and to the *Pension Benefits* subsection and table. As for nonqualified deferred compensation earnings, none of the NEOs receive above-market or preferential earnings on their nonqualified deferred compensation accounts. More information regarding the provisions of the nonqualified deferred compensation plans in which the NEOs participate can be found on page 112.

For most participants, the change is a result of an additional year of service, the passage of time, and changes in discount rate and actuarial mortality table. Notably, due to their election to freeze their SERP benefit and transfer the value of that benefit to the Excess 401(k) Plan, the Summary Compensation Table reflects a significantly lower change in pension value for Mr. J. Turner and Mr. Lusco when compared to previous years.

All Other Compensation – Amounts in the "All Other Compensation" column represent the aggregate dollar amount for each NEO for perquisites, other personal benefits, and additional compensation items not disclosed in other columns of the Summary Compensation Table. Items may include the value of: financial planning services, personal use of corporate aircraft, an enhanced executive physical, home security, relocation services, as well as matching charitable gift contributions. "All Other Compensation" also includes the value of Company contributions to the 401(k) Plan and the Excess 401(k) Plan.

Total – This column represents the sum of all columns for each of the NEOs, and includes all amounts earned by the NEO, including any amounts that may have been deferred for tax purposes.

Total Without Change in Pension Value – This column has been added to demonstrate the year-over-year impact the change in pension value had on total compensation, as determined under applicable SEC rules. The amounts reported may differ substantially from those reported in the "Total" column required by SEC rules and are not a substitute for that amount. "Total Without Change in Pension Value" represents total compensation, as determined under applicable SEC rules, minus the value reported in the "Change in Pension Value and Nonqualified Deferred

Compensation Earnings" column. The change in pension value is subject to many external variables, such as years of service, the passage of time, and changes in the discount rate and mortality table, that are not related to Company performance and does not represent compensation granted or received by the NEOs in the applicable year. Therefore, we believe this additional column assists in evaluating compensation of our NEOs, including for comparative purposes between years, by excluding the impact of the year-over-year change in pension value.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Stock Awards ($) [1]	Non-Equity Incentive Plan Compensation ($) [2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [3]	All Other Compensation ($) [4]	Total ($)	Total Without Change in Pension Value ($) *
John M. Turner, Jr. *President and Chief Executive Officer*	2023	1,095,481	3,624,103	4,147,280	25,161	325,693	9,217,718	9,192,557
	2022	1,055,096	3,305,994	6,011,572	3,885,359	294,344	14,552,365	10,667,006
	2021	1,000,000	3,767,112	4,415,533	4,883,636	200,796	14,267,077	9,383,441
David J. Turner, Jr. [5] *Chief Financial Officer*	2023	702,289	970,731	1,349,263	2,733,285	137,810	5,893,378	3,160,093
	2022	683,153	944,551	2,140,840	—	126,257	3,894,801	3,894,801
	2021	664,200	1,203,375	1,760,857	—	105,285	3,733,717	3,733,717
C. Matthew Lusco [6] *Chief Risk Officer*	2023	605,000	776,607	1,074,502	477,088	61,451	2,994,648	2,517,560
	2022	599,493	755,658	1,667,908	317,952	124,360	3,465,371	3,147,419
	2021	584,250	973,989	1,518,881	427,811	94,736	3,599,667	3,171,856
Ronald G. Smith *Head of Corporate Banking Group*	2023	595,481	970,731	987,580	40,899	117,320	2,712,011	2,671,112
	2022	564,385	755,658	1,640,344	—	508,129	3,468,516	3,468,516
	2021	535,000	797,503	1,393,142	726,782	85,995	3,538,422	2,811,640
David R. Keenan *Chief Administrative and Human Resources Officer*	2023	590,962	776,607	1,045,044	179,336	109,623	2,701,572	2,522,236
	2022	544,692	629,715	1,551,831	—	108,176	2,834,414	2,834,414
	2021	530,000	769,283	1,256,093	691,913	78,340	3,325,629	2,633,716

* The "Total Without Change in Pension Value" column has been added to demonstrate the year-over-year impact the change in pension value had on total compensation, as determined under applicable SEC rules. The amounts reported in this additional column may differ substantially from those reported in the "Total" column required by SEC rules and are not a substitute for that amount. "Total Without Change in Pension Value" represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column. The change in pension value is subject to many external variables, such as mortality tables, interest rates, and discount rates, that are not related to Company performance and does not represent compensation granted or received by the NEOs in the applicable year. Therefore, we believe this additional column assists in evaluating compensation of our NEOs, including for comparative purposes between years, by excluding the impact of the year-over-year change in pension value.

(1) As reflected in the following table, amounts in this column are the grant date fair value of awards computed in accordance with FASB ASC Topic 718, Compensation - Stock Compensation.

	2023 Annual Equity Grant (PSUs & RSUs)				
	PSUs ($/units) (a)		RSUs ($/units) (b)		
Name	Performance Stock Units ($)	Performance Stock Units (#)	Restricted Stock Units ($)	Restricted Stock Units (#)	Total Stock Awards Value ($)
John M. Turner, Jr.	1,812,052	97,527	1,812,052	97,527	3,624,103
David J. Turner, Jr.	485,365	26,123	485,365	26,123	970,731
C. Matthew Lusco	388,303	20,899	388,303	20,899	776,607
Ronald G. Smith	485,365	26,123	485,365	26,123	970,731
David R. Keenan	388,303	20,899	388,303	20,899	776,607

(a) The amounts in these columns reflect the number of units granted and the grant date fair value of PSUs based on the probable outcome of the performance conditions (i.e., the target value of the award) and a per share value based on the NYSE closing price of our common stock on the date of grant of $18.58. Actual payout under these awards can range from 0% to 150% of target based on performance metrics of absolute and relative ROATCE

and EPS Growth established at grant. The maximum award value for the PSUs (determined as described on pages 87-91) is $2,718,077 for Mr. J. Turner, $728,048 for Mr. D. Turner, $582,455 for Mr. Lusco, $728,048 for Mr. Smith, and $582,455 for Mr. Keenan. For more detail regarding the stock awards for NEOs, see pages 87 through 91 of the *CD&A* and the *Grants of Plan-Based Awards* table.

(b) The amounts in these columns represent the number of units granted and the grant date fair value of RSUs that cliff vest at the end of the three-year vesting period ending April 3, 2026, and a per share value based on the NYSE closing stock price of our common stock on the date of grant ($18.58).

(2) This amount represents annual cash incentives for 2023 performance plus the value of the 2021 PCUs based on certification of performance goals as of the three-year period ending on December 31, 2023, and which will vest based on service effective April 1, 2024. The following table sets forth the details of these awards:

| | Non-equity Incentive Plan Compensation | | |
Name	2023 Annual Cash Incentive ($)	Value of 2021 Performance Cash Units at 12/31/23 ($) [a]	Total ($)
John M. Turner, Jr.	1,522,280	2,625,000	4,147,280
David J. Turner, Jr.	599,263	750,000	1,349,263
C. Matthew Lusco	474,502	600,000	1,074,502
Ronald G. Smith	487,580	500,000	987,580
David R. Keenan	545,044	500,000	1,045,044

(a) This column reflects 150% of target earned at December 31, 2023. The target award value for the 2021 PCUs was $1,750,000 for Mr. J. Turner, $500,000 for Mr. D. Turner, $400,000 for Mr. Lusco, $333,333 for Mr. Smith, and $333,333 for Mr. Keenan. Grants are subject to service vesting requirements until April 1, 2024 (the third anniversary of the date of grant).

(3) Amounts shown in this column represent the total change of the actuarial present value of our NEOs' accumulated benefit under our defined benefit and non-qualified deferred compensation plans which are subject to significant vesting requirements. All participating NEOs are fully vested in their benefits. Importantly, the change in pension value is not currently paid to an executive and arises from multiple factors including additional benefit accruals for another year of service, changes in compensation, form of payment election, and actuarial assumptions used to value plan liabilities such as mortality tables, discount rates, and interest rates.

(4) All other compensation consists of the following:

Name	Life Insurance, Perquisites and Other Personal Benefits ($) [a]	Matching Contributions Under Qualified Savings Plans ($)	Matching Contributions Under Nonqualified Savings Plans ($) [b]	Non-Elective Contributions under the Qualified and Nonqualified 401(k) plans ($)	Total All Other Compensation ($)
John M. Turner, Jr.	88,740	16,500	213,853	6,600	325,693
David J. Turner, Jr.	30,654	16,500	90,656	—	137,810
C. Matthew Lusco	38,351	16,500	—	6,600	61,451
Ronald G. Smith	28,029	16,500	72,791	—	117,320
David R. Keenan	24,984	16,500	68,140	—	109,623

(a) The 2023 amount includes the value of items such as financial planning services, personal use of the corporate aircraft, an enhanced executive physical, home security, and matching charitable gift contributions. For Mr. J. Turner, the value for personal use of the corporate aircraft in 2023 was $51,000.

(b) Mr. J. Turner and Mr. Lusco each elected to freeze and transfer the value of their individual benefit in the SERP, in accordance with the terms of the SERP, to the Excess 401(k) Plan in September 2023 and November 2023, respectively.

(5) In 2023, Mr. D. Turner changed his form of payment election for his SERP benefit from an annuity to a lump sum. Accordingly, the methodology by which the annual change in pension value is determined was replaced, resulting in a significant year-over-year increase in the actuarial present value of the accumulated benefit. Additionally, as a result of this election change, Mr. D. Turner will be unable to access his SERP benefit until five years from the date of separation from service.

(6) Mr. Lusco retired as our Chief Risk Officer effective January 2, 2024.

Grants of Plan-Based Awards

Plan-based awards made in 2023 to the NEOs included annual cash incentives, PCUs, PSUs, and RSUs.

Annual cash incentives were based on an assessment of both corporate performance and individual performance in 2023. For all of our NEOs, corporate performance measures, including profitability, credit management, and customer service, accounted for 70 percent of the incentive. Individual performance, in relation to certain strategic priorities, accounted for the remaining 30 percent.

Long-term incentive awards were issued in 2023 under the Regions 2015 LTIP in the forms of RSUs, PSUs, and PCUs. The Regions 2015 LTIP, which was approved by shareholders at the 2015 Annual Meeting, permits grants of awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based awards, dividend equivalents, other stock-based awards, and any other right or interest relating to stock or cash. Awards under the Regions 2015 LTIP may vest over time or upon the achievement of pre-established performance goals. Awards are paid in the event of certain terminations of employment within 24 months after a change-in-control.

The 2023 PCUs and PSUs were issued based on the Company's absolute and relative ROATCE and EPS Growth over the three-year period from January 1, 2023, through December 31, 2025. The ultimate value of these performance awards can vary from zero percent to 150 percent of target, depending on performance measured against goals as more fully described on pages 87 through 91 of the *CD&A*. The RSUs generally cliff vest three years from the date of grant; however, up to 40 percent of a grant may be forfeited if certain capital and liquidity performance thresholds are not met. Dividends and dividend equivalents accrued on both the PSUs and RSUs will be paid in cash at vesting based on the number of units actually earned.

For more information regarding the grants of plan-based awards for NEOs, see pages 81 through 91 of the *CD&A*.

The following table sets forth details regarding non-equity and equity plan-based awards granted to each of the NEOs in 2023:

Grants of Plan-Based Awards

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($) [1]	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#) [1]	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#) [2]	Grant Date Fair Value of Stock and Option Awards ($) [3]
John M. Turner, Jr.	01/01/23	[4]	—	1,971,866	3,943,731					
	04/03/23	[5]	—	1,866,667	2,800,001	—	97,527	146,291	97,527	3,624,103
David J. Turner, Jr.	01/01/23	[4]	—	807,632	1,615,264					
	04/03/23	[5]	—	500,000	750,000	—	26,123	39,185	26,123	970,731
C. Matthew Lusco	01/01/23	[4]	—	695,750	1,391,501					
	04/03/23	[5]	—	400,000	600,000	—	20,899	31,349	20,899	776,607
Ronald G. Smith	01/01/23	[4]	—	684,803	1,369,606					
	04/03/23	[5]	—	500,000	750,000	—	26,123	39,185	26,123	970,731
David R. Keenan	01/01/23	[4]	—	679,606	1,359,212					
	04/03/23	[5]	—	400,000	600,000	—	20,899	31,349	20,899	776,607

(1) The threshold payout for the annual cash incentive plan, the PCUs, and the PSUs is $0.

(2) In addition to service-vesting requirements, the RSUs included in this column are subject to performance-vesting requirements based on the Company's achievement of certain capital and liquidity performance thresholds during each of the periods from January 1, 2023, to December 31, 2023; January 1, 2024, to December 31, 2024; and January 1, 2025, to December 31, 2025. To the extent that the capital performance threshold and/or the liquidity performance threshold has not been satisfied for each performance period, 20% for each requirement (up to a maximum of 40% total) of the RSUs awarded will be forfeited. For purposes of this award, the Company's performance will be measured relative to the following capital and liquidity performance thresholds as certified by the CHR Committee:

(i) "Capital Performance Threshold": Capital Action Decision Tree Status as defined in the Capital Policy must remain in either "Monitor Capital" or "Capital Deployment" status; and

(ii) "Liquidity Performance Threshold": Total Primary Liquidity Level must remain within the limit set by the Board in its Risk Appetite Statement.

Notwithstanding the achievement of the capital and liquidity performance thresholds, in order to be eligible to receive any shares of stock under this award, employment must continue through the third anniversary of the grant date, which is April 3, 2026, except in the case of death, disability, retirement, or certain terminations following a change-in-control.

(3) The grant date fair value is determined under FASB ASC Topic 718. See footnote (2) to the *Summary Compensation Table*, above, for additional information on the calculations made with regard to this column.

(4) Amounts included in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column reflect the range of possible annual cash incentive payouts for 2023 performance. Actual amounts earned, as determined by the CHR Committee in the first quarter of 2024, are reflected in the 2023 *Summary Compensation Table* under the "Non-Equity Incentive Plan Compensation" column.

(5) The PCUs included in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column and PSUs included in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column have equally weighted performance requirements based on absolute and relative ROATCE and EPS Growth. In addition, in the event the achievement of the performance criteria for EPS Growth is less than or equal to an absolute threshold and in the bottom twenty-fifth percentile of the peer group on a relative basis and the achievement of the performance criteria for ROATCE is less than or equal to an absolute threshold and in the bottom twenty-fifth percentile of the peer group on a relative basis, the payout will be zero. The performance period for these awards is January 1, 2023, through December 31, 2025, and will fully vest on April 3, 2026. Notwithstanding the achievement of the performance requirements, in order to receive any cash payout or shares of stock under these awards, employment must continue through the third anniversary of the grant date, which is April 3, 2026, except in the case of death, disability, retirement, or certain terminations following a change-in-control. Executives were granted shares on April 3, 2023, using the 30-day average stock price to determine the number of shares granted as RSUs and PSUs.

Outstanding Equity Awards at December 31, 2023

Awards in the following table include:

- Grants of RSUs;

- Grants of PSUs made in 2021, 2022, and 2023 that may be paid if Regions achieves specific performance criteria and meets certain capital performance and liquidity performance thresholds; and

- Grants of RSUs made in 2021, 2022, and 2023 that will pay in full if Regions meets certain capital performance and liquidity performance thresholds.

The following table sets forth outstanding equity-based awards held by each of the NEOs as of December 31, 2023:

Outstanding Equity Awards at December 31, 2023

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) [a]	Market Value of Shares or Units of Stock That Have Not Vested ($) [a]	Equity Incentive Plan Awards: # of Unearned Shares, Units, or Other Rights That Have Not Vested (#) [b]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($) [b]
				Stock Awards [1]	
John M. Turner, Jr.	04/01/21	83,572	1,619,625	125,358	2,429,438
	04/01/22	76,991	1,492,086	103,938	2,014,318
	04/03/23	97,527	1,890,073	97,527	1,890,073
David J. Turner, Jr.	04/01/21	23,878	462,756	35,817	694,133
	04/01/22	21,997	426,302	29,696	575,508
	04/03/23	26,123	506,264	26,123	506,264
C. Matthew Lusco	04/01/21	19,102	370,197	28,653	555,295
	04/01/22	17,598	341,049	23,757	460,411
	04/03/23	20,899	405,023	20,899	405,023

Outstanding Equity Awards at December 31, 2023

Name	Grant Date	Stock Awards [1]			
		Number of Shares or Units of Stock That Have Not Vested (#) [a]	Market Value of Shares or Units of Stock That Have Not Vested ($) [a]	Equity Incentive Plan Awards: # of Unearned Shares, Units, or Other Rights That Have Not Vested (#) [b]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($) [b]
Ronald G. Smith	04/01/21	15,918	308,491	23,877	462,736
	04/01/22	17,598	341,049	23,757	460,411
	04/03/23	26,123	506,264	26,123	506,264
David R. Keenan	04/01/21	15,918	308,491	23,877	462,736
	04/01/22	14,665	284,208	19,798	383,685
	04/03/23	20,899	405,023	20,899	405,023

(1) As Company performance measured on December 31, 2023 is not projected at levels higher than target, amounts reported for the 2023 grant are calculated at 100% of target. Amounts reported for the 2022 performance grant are calculated at 135% of target and amounts reported for the 2021 grant are calculated at 150% of target. The stock value used to determine the market value of shares is $19.38, the per share closing price of Regions common stock on December 29, 2023. In addition to service-vesting requirements, RSUs and PSUs are subject to additional vesting requirements as follows:

Grant Date	Vesting Schedule	Restrictions
April 1, 2021	Third anniversary of the April 1, 2021 grant date	(a) RSUs are also subject to vesting that requires meeting certain capital and liquidity thresholds (b) PSUs may be earned between 0% and 150% subject to meeting certain capital performance and liquidity performance thresholds and achieving required performance levels as follows: ■ For grants made on April 1, 2021, the performance period is January 1, 2021, through December 31, 2023
April 1, 2022	Third anniversary of the April 1, 2022 grant date	■ For grants made on April 1, 2022, the performance period is January 1, 2022, through December 31, 2024
April 3, 2023	Third anniversary of the April 3, 2023 grant date	■ For grants made on April 3, 2023, the performance period is January 1, 2023, through December 31, 2025

Option Exercises and Stock Vested

Regions has not granted options since 2011 and none of our NEOs hold any options. The following table sets forth the amounts realized by each of the NEOs as a result of the vesting of stock awards in 2023:

Option Exercises and Stock Vested

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [1]
John M. Turner, Jr.	404,925	7,515,408
David J. Turner, Jr.	113,378	2,104,296
C. Matthew Lusco	97,183	1,803,716
Ronald G. Smith	72,888	1,352,801
David R. Keenan	72,888	1,352,801

(1) The value realized on vesting is determined by multiplying the number of vested RSUs and PSUs granted on April 1, 2020, by Regions' March 31, 2023, closing stock price of $18.56.

Pension Benefits

RETIREMENT PLAN

The Retirement Plan is a qualified defined benefit plan providing for a lifetime monthly annuity following retirement. Benefits earned by our NEOs under the Retirement Plan are generally based on the following formula:

NEO Retirement Plan Benefits Formula		
1.3% of "Average Monthly Earnings" up to Covered Compensation **+**	1.8% of "Average Monthly Earnings" in excess of Covered Compensation **×**	Years of Service up to a maximum of 30 total years

"Average Monthly Earnings" is defined as the average of the highest five consecutive years of base compensation within the last 10 years of service, and "Covered Compensation" is defined as the estimated average maximum amount of a participant's earnings on which Social Security benefits will be based assuming that in each year of the participant's working career, the participant's wages equaled the Social Security Taxable Wage Base.

Any accrued benefit under the Retirement Plan is generally 100 percent vested after five years of service. While the Retirement Plan defines normal retirement age as age 65, there is no reduction in benefits due to age after a participant has reached age 62. Upon separation of service, benefits are payable as early as age 55, although between age 55 and 62, benefits are subject to a reduction for early payment.

Mr. D. Turner, Mr. Smith, and Mr. Keenan participate in the Retirement Plan. While Mr. J. Turner has a vested benefit in the Retirement Plan that he earned during a previous period of employment, he is no longer accruing additional benefits because he was rehired subsequent to the closure of the Retirement Plan. Mr. Lusco does not participate in the Retirement Plan.

SERP

The SERP is an unfunded nonqualified defined benefit plan that was created to supplement benefits provided through the Retirement Plan. The SERP restores benefits that would otherwise have been provided to participants under the Retirement Plan but were limited because of tax code limitations on qualified plan benefits. In addition to these restorative benefits, the SERP provides benefits that serve to attract and retain high quality senior executive talent for the Company. There are two types of retirement benefits in the SERP: a regular benefit and an alternative target benefit.

The regular benefit is available to all eligible SERP participants and is calculated using the same formula as the Retirement Plan with the following differences: (i) instead of averaging base earnings over five years of service, it averages base and short-term cash incentives over the highest three consecutive years of service out of the last 10 years of service, (ii) there are no compensation limitations, and (3) the maximum years of service used in the calculation of the regular benefit is 35 years of service instead of 30.

Mr. D. Turner and Mr. Keenan participate in the SERP, accruing benefits under the regular benefit formula. Mr. Smith and Mr. Lusco participated in the SERP and accrued benefits under the regular benefit formula until they each froze their individual benefit and transferred the value of the benefit to the Excess 401(k) Plan in November 2021 and November 2023, respectively. As a result, Mr. Smith and Mr. Lusco are no longer active participants in the SERP.

The alternative target SERP benefit provides a benefit using the following formula:

Alternative Target SERP Benefit Formula	
4% of "Average Monthly Earnings" for the first 10 Years of Service **+**	1% of "Average Monthly Earnings" for every year in excess of 10 Years of Service up to a maximum of an additional 25 Years of Service (for a maximum benefit of 65% of "Average Monthly Earnings" with 35 Years of Service)

For purposes of this formula, "Average Monthly Earnings" has the same definition as the regular SERP benefit.

Regions' alternative target benefit is offset by both the benefit under the Retirement Plan, as well as Social Security. The alternative target benefit is also subject to significant retentive vesting requirements. Participants will receive the benefit following termination of employment after reaching age 60 and completing a minimum of 10 years of service, except in the case of death, disability, or change-in-control. Termination of employment for any other reason prior to age 60 and completion of 10 years of service will result in forfeiture of the alternative target benefit. If a participant who is eligible for both the regular benefit and the alternative target benefit retires prior to meeting the alternative target benefit's vesting requirements, the participant will receive a regular benefit. Mr. J. Turner participated in the alternative target benefit under the SERP and accrued benefits until he froze his benefit in September 2023 and transferred the value of the benefit to the Excess 401(k) Plan. As a result, Mr. J. Turner is no longer an active participant in the SERP.

The following *Pension Benefits* table reflects the actuarial present value of the benefits from the Retirement Plan and the SERP:

			Pension Benefits	
Name	**Plan Name**	**Number of Years Credited Service (#)**	**Present Value of Accumulated Benefit ($) [1]**	**Payments During Last Fiscal Year ($)**
John M. Turner, Jr.	Regions Retirement Plan for Associates [2]	9	91,795	—
	Regions Post 2006 SERP [3]	N/A	—	(30,084,294)
David J. Turner, Jr.	Regions Retirement Plan for Associates	18	1,016,083	—
	Regions Post 2006 SERP [4]	18	7,873,998	—
C. Matthew Lusco	Regions Retirement Plan for Associates [5]	N/A	N/A	N/A
	Regions Post 2006 SERP [6]	N/A	—	(6,160,440)
Ronald G. Smith	Regions Retirement Plan for Associates [7]	30	1,377,707	—
	Regions Post 2006 SERP [8]	N/A	N/A	N/A
David R. Keenan	Regions Retirement Plan for Associates	20	933,810	—
	Regions Post 2006 SERP	20	5,406,990	—

(1) In 2009, future benefit accruals under the Retirement Plan and the SERP were suspended for all participants. Even during the suspension, participants continued to earn service toward vesting and eligibility for early retirement benefits. Effective January 1, 2010, benefit accruals were resumed for Retirement Plan and SERP participants. The present value of the accumulated Retirement Plan benefits is calculated as of December 31, 2023, and was determined using a 5.18% discount rate and the Pri-2012 employee (or retiree) and non-disabled annuitant mortality tables, no collar, with generational projection based on scale MSS-2023 for participants and for future beneficiaries respectively. The present value of the accumulated SERP benefits is calculated as of December 31, 2023, and was determined using a 5.03% discount rate (2.76% to calculate expected lump sum distributions), and the 2024 Pension Protection Act lump sum mortality table. For purposes of the present value calculation, no pre-retirement mortality was assumed, and the payment date was assumed to be the earliest unreduced retirement date under both plans. The payment age of 62 (life only) was assumed for the Retirement Plan and the payment age of 60 was assumed for the SERP for Mr. J. Turner and age 62 for Mr. D. Turner, Mr. Lusco, and Mr. Keenan.

(2) Mr. J. Turner's years of credited service in the Retirement Plan are from a previous period of employment; he is fully vested in the Retirement Plan and is not currently accruing additional benefits.

(3) In September 2023, Mr. J. Turner elected to freeze and transfer the value of his benefit in the SERP, in accordance with the terms of the SERP, to the Excess 401(k) Plan.

(4) In 2023, Mr. D. Turner changed his form of payment election for his SERP benefit from an annuity to a lump sum. Accordingly, the methodology by which the annual change in pension value is determined was replaced, resulting in a significant year-over-year increase in the actuarial present value of the accumulated benefit. Additionally, as a result of this election change, Mr. D. Turner will be unable to access his SERP benefit until five years from the date of separation from service.

(5) Mr. Lusco does not participate in the Retirement Plan.

(6) In November 2023, Mr. Lusco elected to freeze and transfer the value of his benefit in the SERP, in accordance with the terms of the SERP, to the Excess 401(k) Plan.

(7) Mr. Smith is fully vested in the Retirement Plan and has reached the maximum years of credited service.

(8) In November 2021, Mr. Smith elected to freeze and transfer the value of his benefit in the SERP, in accordance with the terms of the SERP, to the Excess 401(k) Plan.

Nonqualified Deferred Compensation

Regions maintains the Excess 401(k) Plan, which is a nonqualified deferred compensation plan. The Excess 401(k) Plan is an excess contribution plan primarily open to NEOs and other highly compensated individuals whose compensation exceeds the annual tax code limit on compensation that can be taken into account for purposes of contributions to the 401(k) Plan. Under the Excess 401(k) Plan, participants may make contributions of up to 80 percent of base salary and cash incentive pay on a nonqualified basis. Regions' contribution under the plan is limited to 5 percent of base salary and incentive compensation, provided the NEO has elected a deferral rate on base or annual incentive compensation of at least 5 percent for the year. All of the NEOs participated in the Excess 401(k) Plan during 2023, except Mr. Lusco, who was eligible but did not elect to make contributions during 2023.

Benefits under the Excess 401(k) Plan are held in notional accounts on the Company's balance sheet. Earnings and losses are credited to accounts based on notional investment elections made by participants. Notional investments available to participants are generally the same investments available under the 401(k) Plan. None of these notional investments provide for above market or preferential earnings that require us to report earnings in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the *Summary Compensation Table*.

Benefits under the Excess 401(k) Plan are fully vested upon contribution and are payable only upon separation from service according to the IRC Section 409A compliant distribution election made by the NEO upon participation in the plan.

The following table sets forth (i) the NEOs' contributions; (ii) Regions' contributions; and (iii) the aggregate earnings, withdrawals, and balances during 2023 under the Excess 401(k) Plan:

Name		Executive Contributions in 2023 ($) [1]	Company Contributions in 2023 ($) [2]	Aggregate Earnings (Losses) in 2023 ($) [3]	Aggregate Withdrawals/ Distributions ($) [4]	Aggregate Balance at December 31, 2023 ($) [5]
		Nonqualified Deferred Compensation				
John M. Turner, Jr. [6]	Excess 401(k) Plan	395,580	213,853	1,089,403	—	33,446,246
David J. Turner, Jr.	Excess 401(k) Plan	100,513	90,656	465,795	—	3,716,038
C. Matthew Lusco [6]	Excess 401(k) Plan	—	—	144,076	—	7,469,459
Ronald G. Smith [6]	Excess 401(k) Plan	989,681	72,791	659,471	—	14,875,898
David R. Keenan	Excess 401(k) Plan	79,322	68,140	611,832	—	3,372,908

(1) This column represents amounts deferred from base salary and annual incentive, if applicable. Although deferred, these amounts are included in the "Salary" and "Non-Equity Incentive Plan Compensation," columns of the *Summary Compensation Table,* if applicable.

(2) This column includes Company contributions under the Excess 401(k) Plan. These amounts are included in the "All Other Compensation" column of the *Summary Compensation Table.*

(3) This column includes total earnings/losses on amounts held in the Excess 401(k) Plan.

(4) This column includes withdrawals/distributions from the Excess 401(k) Plan.

(5) The December 31, 2023, aggregate balances do not include true-up Company contributions that were made in early 2024 based on 2023 deferral elections. These contributions are included, however, in the "Company Contributions in 2023". The aggregate balance at December 31, 2023, reflects the balance in the Excess 401(k) Plan. The aggregate balance as of December 31, 2023, includes Company contribution amounts previously reported for prior years in the "All Other Compensation" column of the *Summary Compensation Table*. The amounts were reported for the applicable year in which the contributions were earned.

(6) Mr. J. Turner, Mr. Lusco, and Mr. Smith each elected to freeze and transfer the value of their individual benefit in the SERP, in accordance with the terms of the SERP, to the Excess 401(k) Plan in September 2023, November 2023, and November 2021, respectively.

Potential Payments by Regions Upon Termination or Change-in-Control

Regions maintains certain arrangements, plans, and programs under which our NEOs would be eligible to receive severance payments and other benefits upon termination of employment or a change-in-control of Regions.

EMPLOYMENT, SEVERANCE, AND/OR CHANGE-IN-CONTROL AGREEMENTS

Regions does not generally enter into employment agreements with any of our executive officers. As a result, no NEO has post-employment benefits that differ from any other associate.

While we have not entered into any employment agreements, all of our NEOs hold a change-in-control agreement. Under the change-in-control agreements, certain severance benefits are due if, during the two-year period following a change-in-control, Regions terminates employment without "cause" or the NEO terminates employment with "good reason."

For Mr. J. Turner, if Regions terminates his employment other than for "cause," or if he resigns for "good reason" during the two-year period, he is entitled to enhanced severance in an amount equal to three times base salary and average annual bonus during the three years prior to the year in which the change-in-control occurred, as well as a pro-rated annual bonus for the year of termination based on the average annual bonus during the three years preceding. In addition to severance benefits, benefit continuation under our welfare benefits plans is also available for the three-year period following termination. Mr. D. Turner, Mr. Lusco, Mr. Smith, and Mr. Keenan are covered by a similar change-in-control agreement, but their severance multiple is equal to two times pay and the benefit continuation period is two years following termination.

If a NEO's employment is terminated by Regions for "cause," or by reason of death, disability, or resignation other than for "good reason" during the change-in-control period, Regions' liability is limited to accrued but unpaid compensation and benefits. All amounts are payable as a single lump-sum following the execution of a release of claims against the Company.

Under the Executive Severance Plan, if Regions terminates employment without "cause" for Mr. D. Turner, Mr. Lusco, Mr. Smith, and Mr. Keenan, they would be entitled to an amount equal to 18 months of base salary and a pro-rated annual bonus for the year of termination based on the average annual bonus during the three years preceding the year in which the termination occurred. All amounts are payable as a single lump-sum following the execution of a release of claims against the Company.

Three of our NEOs are subject to grandfathered agreements that provide for additional benefits in the event that change-in-control payments and benefits (referred to as "parachute payments") become subject to the excise tax under IRC Section 4999. Mr. D. Turner, Mr. Smith, and Mr. Keenan have agreements that require Regions to make an additional payment covering the excise tax under IRC Section 4999, as well as any income tax on the excise tax payment and any penalty and interest that might be due (sometimes referred to as "Section 280G gross up payments"). However, if parachute payments do not exceed 110 percent of the greatest amount that could be paid without triggering the excise tax (the "Safe Harbor Amount"), then those payments and benefits will be reduced to that amount.

The agreements for Mr. J. Turner and Mr. Lusco, as well as the Executive Severance Plan, do not provide for Section 280G gross up payments. These agreements stipulate that in the event severance benefits are subject to the terms of IRC Section 4999, amounts payable to them (under their change-in-control agreements or otherwise) would be reduced to the Safe Harbor Amount if the reduction would result in them receiving a greater after-tax amount.

EQUITY-BASED AWARD PLANS

Under the terms of our LTIP, equity-based awards generally vest fully or in part at retirement, death, disability, termination of employment without "cause," or if following a change-in-control, termination of employment without "cause" or for "good reason" within the 24-month period following the change-in-control (so-called "double trigger" vesting following a change-in-control).

Death – Under the terms of performance-based equity grant award agreements, the performance period lapses at death and release/payment is equal to the target performance value.

Disability – In the event of disability, performance-based awards continue to vest as scheduled and are released/paid subject to performance at the end of the performance period. Service-based vesting for RSUs accelerates.

Retirement – At retirement, performance-based awards continue to vest as scheduled and are released/paid subject to performance at the end of the performance period. Service-based vesting for RSUs accelerates. All of our NEOs meet the requirements for retirement under the LTIP.

Termination without "cause" – For involuntary termination without "cause," performance-based awards continue to vest as scheduled. At the vesting date, grants are released/paid subject to performance achievement at the end of the performance period and are further prorated based on the service between the grant date and the date employment was terminated. RSUs are released on a prorated basis based on the service between the grant date and the date employment was terminated.

Change-in-control – Upon the occurrence of a change-in-control, performance-based awards will be deemed to have been earned based on the greater of target performance and actual performance being attained as of the effective date of the change-in-control and will remain subject to service-vesting requirements. In the event termination of employment without "cause" or for "good reason" occurs within a 24-month period following the change-in-control, service-vesting requirements on awards are accelerated to the termination of employment.

PENSION BENEFITS

Benefits under the Retirement Plan are fully vested; therefore, upon termination of employment for any reason, each NEO would be entitled to receive the amounts designated as Retirement Plan benefits represented in the "Present Value of Accumulated Benefit" column of the *Pension Benefits* table. Mr. D. Turner and Mr. Keenan are vested in the SERP benefit as well. Mr. J. Turner, Mr. Lusco, and Mr. Smith each froze their individual benefit in the SERP and transferred the value to the Excess 401(k) Plan effective September 2023, November 2023, and November 2021, respectively; as a result, they are no longer participants in the SERP.

Upon qualifying termination in conjunction with a change-in-control, two additional years are added to the NEO's age and credited years of service. Therefore, each participating NEO will fully vest in their SERP benefits and be entitled to the benefits included in the following table as additional change-in-control termination benefits.

NONQUALIFIED DEFERRED COMPENSATION PLAN BENEFITS

Each participating NEO is currently fully vested in the amounts reported in the "Aggregate Balance at December 31, 2023" column of the *Nonqualified Deferred Compensation* table on page 112, and therefore, these amounts would be payable to the NEOs upon termination of employment for any reason.

WELFARE AND OTHER INSURANCE BENEFITS

Regions sponsors a number of broad-based benefit programs in which NEOs and other associates participate, such as health, short- and long-term disability coverage, and group term life insurance coverage. NEOs are eligible for continuation of these benefits post-qualifying termination.

The following table quantifies certain amounts that would be payable to NEOs upon various separation situations. The amounts reflected in the table assume a December 31, 2023, termination of employment:

Name	Voluntary ($)	Involuntary Without Cause ($)[1]	Early Retirement ($)	For Cause ($)	Involuntary for Good Reason Following a CIC ($)[2]	Death ($)	Disability ($)
John M. Turner, Jr.[3]							
Compensation:							
Cash Severance	—	—	—	—	14,478,429	—	—
Long-Term Incentive							
Restricted Stock Units[4]	3,648,921	3,648,921	3,648,921	—	5,001,784	5,001,784	3,648,921
Performance Stock Units[4]	2,429,438	2,429,438	2,429,438	—	6,333,827	5,811,597	2,429,438
Performance Cash Units	2,625,000	2,625,000	2,625,000	—	6,854,167	6,241,667	2,625,000
Perquisites:							
Financial Planning[5]	37,510	37,510	37,510	—	37,510	37,510	37,510
Outplacement[6]	—	—	—	—	50,000	—	—

Name	Voluntary ($)	Involuntary Without Cause ($)[1]	Early Retirement ($)	For Cause ($)	Involuntary for Good Reason Following a CIC ($)[2]	Death ($)	Disability ($)
Benefits:							
Value of continued welfare benefits[8]	—	—	—	—	21,867	—	—
Value of additional retirement benefits[9]	—	—	—	—	—	—	—
Total:	**8,740,869**	**8,740,869**	**8,740,869**	**—**	**32,777,584**	**17,092,558**	**8,740,869**
David J. Turner, Jr.[3]							
Compensation:							
Cash Severance	—	2,257,817	—	—	5,010,951	—	—
Long-Term Incentive							
Restricted Stock Units[4]	1,022,295	1,022,295	1,022,295	—	1,395,321	1,395,321	1,022,295
Performance Stock Units[4]	694,133	694,133	694,133	—	1,775,905	1,626,699	694,133
Performance Cash Units	750,000	750,000	750,000	—	1,925,000	1,750,000	750,000
Perquisites:							
Financial Planning[5]	37,510	37,510	37,510	—	37,510	37,510	37,510
Outplacement[6]	—	—	—	—	50,000	—	—
280G Tax Gross-up[7]	—	—	—	—	—	—	—
Benefits:							
Value of continued welfare benefits[8]	—	—	—	—	19,979	—	—
Value of additional retirement benefits[9]	—	—	—	—	1,599,855	—	—
Total:	**2,503,938**	**4,761,755**	**2,503,938**	**—**	**11,814,521**	**4,809,530**	**2,503,938**
C. Matthew Lusco[3]							
Compensation:							
Cash Severance	—	1,880,038	—	—	4,127,615	—	—
Long-Term Incentive							
Restricted Stock Units[4]	817,840	817,840	817,840	—	1,116,269	1,116,269	817,840
Performance Stock Units[4]	555,295	555,295	555,295	—	1,420,734	1,301,367	555,295
Performance Cash Units	600,000	600,000	600,000	—	1,540,000	1,400,000	600,000
Perquisites:							
Financial Planning[5]	37,510	37,510	37,510	—	37,510	37,510	37,510
Outplacement[6]	—	—	—	—	50,000	—	—
Benefits:							
Value of continued welfare benefits[8]	—	—	—	—	14,554	—	—
Value of additional retirement benefits[9]	—	—	—	—	—	—	—
Total:	**2,010,645**	**3,890,683**	**2,010,645**	**—**	**8,306,682**	**3,855,146**	**2,010,645**
Ronald G. Smith[3]							
Compensation:							
Cash Severance	—	1,890,294	—	—	4,170,882	—	—
Long-Term Incentive							
Restricted Stock Units[4]	816,879	816,879	816,879	—	1,155,804	1,155,804	816,879
Performance Stock Units[4]	462,736	462,736	462,736	—	1,429,416	1,310,049	462,736
Performance Cash Units	500,000	500,000	500,000	—	1,540,000	1,400,000	500,000
Perquisites:							
Financial Planning[5]	37,510	37,510	37,510	—	37,510	37,510	37,510
Outplacement[6]	—	—	—	—	50,000	—	—
280G Tax Gross-up[7]	—	—	—	—	—	—	—

Name	Voluntary ($)	Involuntary Without Cause ($)[1]	Early Retirement ($)	For Cause ($)	Involuntary for Good Reason Following a CIC ($)[2]	Death ($)	Disability ($)
Benefits:							
Value of continued welfare benefits[8]	—	—	—	—	19,723	—	—
Value of additional retirement benefits[9]	—	—	—	—	—	—	—
Total:	**1,817,125**	**3,707,419**	**1,817,125**	**—**	**8,403,335**	**3,903,363**	**1,817,125**
David R. Keenan[3]							
Compensation:							
Cash Severance	—	1,829,484	—	—	3,988,451	—	—
Long-Term Incentive							
Restricted Stock Units[4]	722,029	722,029	722,029	—	997,721	997,721	722,029
Performance Stock Units[4]	462,736	462,736	462,736	—	1,251,439	1,151,967	462,736
Performance Cash Units	500,000	500,000	500,000	—	1,349,999	1,233,333	500,000
Perquisites:							
Financial Planning[5]	28,110	28,110	28,110	—	28,110	28,110	28,110
Outplacement[6]	—	—	—	—	50,000	—	—
280G Tax Gross-up[7]	—	—	—	—	3,410,557	—	—
Benefits:							
Value of continued welfare benefits[8]	—	—	—	—	19,340	—	—
Value of additional retirement benefits[9]	—	—	—	—	1,283,239	—	—
Total:	**1,712,875**	**3,542,359**	**1,712,875**	**—**	**12,378,856**	**3,411,131**	**1,712,875**

(1) The following chart summarizes the meaning of "cause" under the Executive Severance Plan for the NEOs, excluding Mr. J. Turner:

"cause"	(i) willful and continued failure to substantially perform reasonably assigned duties; (ii) breach of fiduciary duty or commission of a felony or a crime involving fraud or moral turpitude, material breach of any agreement; (iii) engaging in illegal conduct or misconduct; (iv) failure to cooperate with an investigation authorized by the Board, a regulatory body, or a governmental department or agency; (v) disqualification or bar by any governmental or regulatory authority from carrying out duties and responsibilities, or loss of any required licenses; or (vi) engaging in any act or omission which is a violation of Company policy.

(2) The following chart summarizes the meaning of "cause," "good reason/without cause," and "change-in-control" under the change-in-control agreements of the NEOs:

"cause"	(i) willful and continued failure to substantially perform reasonably assigned duties; (ii) breach of fiduciary duty involving personal profit or commission of a felony or a crime involving fraud or moral turpitude, material breach of the agreement; (iii) engaging in illegal conduct or gross misconduct that materially injures Regions; (iv) failure to materially cooperate with an investigation authorized by the Board, a regulatory body, or a governmental department or agency; or (v) disqualification or bar by any governmental or regulatory authority from carrying out duties and responsibilities, or loss of any required licenses.
"good reason" and "without cause"	(i) an adverse change in responsibilities as in effect immediately before the change-in-control; (ii) a material diminution in the budget over which the executive has control; (iii) a material breach of the compensation provisions of the agreement; or (iv) requiring the executive to move his principal place of work by more than 50 miles.
"change-in-control"	(i) an acquisition of 20% or more of the combined voting power of Regions voting securities; (ii) a change in a majority of the members of the Board; (iii) the consummation of a merger (unless voting securities of Regions outstanding immediately prior to the merger continued to represent at least 55% of the combined voting power of the voting securities of the surviving company outstanding immediately after such merger); or (iv) shareholder approval of a complete liquidation or dissolution of Regions.

(3) All of our NEOs are eligible for early retirement. For purposes of the various termination columns in the table, with the exception of the "For Cause" column, they are assumed to have taken early/normal retirement and, therefore, are entitled to receive the benefits shown.

(4) Based on the closing price of Regions common stock of $19.38 per share on December 29, 2023.

(5) The service agreement with Regions' financial planning provider allows for continuation of financial planning services for two years following termination due to retirement, death, disability, change-in-control, and involuntary termination without cause.

(6) The change-in-control agreement provides for reasonable outplacement services for up to two years. The Executive Severance Plan does not provide for outplacement services.

(7) 280G Tax Gross-up represents the amount of the excise tax and related gross-up for excise taxes levied under Section 4999 of the IRC on payment and benefits following a change-in-control (otherwise referred to as "excess parachute payments" under Section 280G of the IRC). The change-in-control agreements covering Mr. D. Turner, Mr. Smith, and Mr. Keenan, which were entered into prior to 2011, provide for a gross-up payment in the event the change-in-control benefits exceed their 280G limit by more than 110% (otherwise benefits are automatically cut back to their 280G limit). The change-in-control agreements covering Mr. J. Turner and Mr. Lusco provide only for a cut back of change-in-control payments to their 280G limit if the executive's change-in-control benefits exceed their 280G limit and a cut back in benefits would result in a greater net after-tax payment to the executive.

(8) For Mr. J. Turner, the change-in-control agreement provides for continuation of medical and dental coverage equal under Regions' medical and dental plans for a period of three years. For Mr. D. Turner, Mr. Lusco, Mr. Smith, and Mr. Keenan, the agreements provide for a period of two years.

(9) Mr. J. Turner and Mr. Smith participate in the Retirement Plan; Mr. D. Turner and Mr. Keenan participate in both the Retirement Plan and the SERP. The change-in-control agreement provides for additional years' credit for age and service under the Retirement Plan and the SERP that the NEO would have accrued had he remained employed through the second anniversary of the change-in-control. Under the SERP, in the event of an involuntary termination of employment without cause (or termination for good reason) within 24 months following a change-in-control, unvested benefits become fully vested. Because these benefits are already accrued, they are reflected in the *Pension Benefits* table and do not represent additional expense to the Company. The following chart details the value of the SERP benefit attributable to the additional years of age and service, as well as the amounts already accrued that will vest upon involuntary termination of employment without cause (or termination with good reason) within 24-months of a change-in-control:

Name	Value for Alternative Target/Regular Years of Age and Service Credit ($)	Value for Vesting in Alternative Target/Regular Benefit ($)	Total Additional Value ($)
John M. Turner, Jr.	—	N/A	—
David J. Turner, Jr.	1,599,855	N/A	1,599,855
C. Matthew Lusco	—	N/A	—
Ronald G. Smith	—	N/A	—
David R. Keenan	1,283,239	N/A	1,283,239

CEO Pay Ratio

CEO PAY RATIO AND COMPENSATION PHILOSOPHY

The guiding principles of compensation set forth by the CHR Committee and described in the *CD&A* form the foundation for Regions' compensation and benefits philosophy for all associates. Accordingly, our compensation and benefit programs are designed to encourage and reward all associates who contribute to our success. We strive to ensure that the compensation of every associate reflects the level of their job impact and responsibilities and is benchmarked to be competitive in the market where the associate is geographically located.

Under the Dodd-Frank Act, we are required to identify and disclose the annual total compensation of our median employee, the annual total compensation of our President and CEO, Mr. J. Turner, and the ratio of these two amounts.

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions. As a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies, including those within our peer groups and industry.

CONSISTENTLY APPLIED COMPENSATION MEASURE ("CACM") METHODOLOGY, ASSOCIATE POPULATION, AND MEASUREMENT DATE

In 2023, we used the same median employee for the third consecutive year. As a result, in keeping with the disclosure requirements, we knew we would have to determine a new median employee for 2024. We repeated the median employee identification process set forth in our proxy statements since 2018. Using base salary (annualized for new employees) as the CACM, we identified 20,604 full- and part-time associates, excluding our CEO, who were actively employed as of the first pay period at the beginning of the fourth quarter (October 13, 2023). As of the measurement date, though the number of full- and part-time associates increased slightly when compared to 2022, we determined that the change in our associate population did not materially affect the pay distribution across the associate population. After completing this process, we identified one associate with the median base salary.

MEDIAN EMPLOYEE

Our median employee is a full-time associate serving as a Supervisor within our Contact Center; is not incentive eligible; participates in our 401(k) Plan and in the medical, dental, life, disability insurance programs provided by the Company; and participates in the Retirement Plan. Our median employee's base compensation is $56,577. All elements of the median employee's 2023 compensation, including the Company-paid cost of benefits mentioned above, totaled $66,724.

PAY RATIO

Using Mr. J. Turner's income disclosed in the *Summary Compensation Table*, and including an additional $47,358 in Company-paid benefit costs associated with medical, dental, life, disability insurance, we calculate our CEO's total compensation for purposes of the pay ratio to be $9,265,077. As a result, the ratio of our CEO's annual total compensation to that of our median employee is 139 to 1. We believe that this ratio is a reasonable estimate calculated in a manner consistent with the pay ratio disclosure requirements.

As Mr. J. Turner no longer participates in the SERP and, though no longer accruing benefits, is a participant in the Retirement Plan for prior service, he is similarly situated to the median employee. As a result, we are no longer calculating the alternative pay ratio.

Pay Versus Performance

As required by the Dodd-Frank Act and Item 402(v) of Regulation S-K, the Pay Versus Performance disclosure that follows provides information about the relationship between Compensation Actually Paid ("CAP") to our Principal Executive Officer ("PEO") and Non-PEO NEOs and certain financial performance measures of the Company. For further information concerning Regions' pay-for-performance philosophy and how the Company aligns executive compensation with performance, see our *CD&A*.

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO ($) (1)	Compensation Actually Paid to PEO ($) (2)	Average Summary Compensation Table Total for Non-PEO NEOs ($) (3)	Average Compensation Actually Paid to Non-PEO NEOs ($) (2)	Total Shareholder Return ($) (4)	Peer Group Total Shareholder Return ($) (5)	Net Income ($ in millions) (6)	Adjusted ROATCE (non-GAAP) (%) (7)
2023	9,217,718	7,864,907	3,575,402	2,560,329	132	105	2,074	16.85
2022	14,552,365	11,382,593	3,416,909	3,674,803	140	94	2,245	19.66
2021	14,267,077	14,651,530	3,549,359	4,515,449	137	117	2,521	17.66
2020	13,832,516	9,770,613	4,100,496	2,969,679	98	86	1,094	16.94

(1) The amounts reported in this column reflect the total compensation reported for Mr. J. Turner (our President and CEO) for each corresponding year in the "Total" column of the *Summary Compensation Table*. Refer to *Compensation of Executive Officers – Summary Compensation Table*.

(2) The amounts reported in these columns represent the amount of CAP to Mr. J. Turner and the other NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. J. Turner or to the other NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. J. Turner's total compensation and to average total compensation for the other NEOs as a group for each year to determine the CAP:

Year	Executive(s)	Reported Summary Compensation Table Total ($)	Reported Value of Equity Awards ($) [a]	Aggregate Equity Award Adjustments ($) [b]	Reported Change in the Actuarial Present Value of Pension Benefits ($) [c]	Aggregate Pension Benefit Adjustments ($) [d]	Compensation Actually Paid ($)
2023	PEO	9,217,718	(3,624,103)	2,296,453	(25,161)	—	7,864,907
	Average for Non-PEO NEOs	3,575,402	(873,669)	585,636	(857,652)	130,612	2,560,329
2022	PEO	14,552,365	(3,305,994)	4,021,581	(3,885,359)	—	11,382,593
	Average for Non-PEO NEOs	3,416,909	(863,969)	1,022,060	(79,488)	179,291	3,674,803
2021	PEO	14,267,077	(3,767,112)	8,517,923	(4,883,636)	517,278	14,651,530
	Average for Non-PEO NEOs	3,549,359	(936,037)	2,020,212	(461,627)	343,542	4,515,449
2020	PEO	13,832,516	(3,328,484)	4,425,591	(6,914,629)	1,755,619	9,770,613
	Average for Non-PEO NEOs	4,100,496	(832,121)	740,162	(1,356,140)	317,282	2,969,679

(a) The reported value of equity awards represents the grant date fair value of equity awards as reported in the "Stock Awards" column in the *Summary Compensation Table* for the applicable year. The Company has not granted any option awards since 2011.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change in fair value as of the end of the applicable year (from the end of the prior fiscal year) of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change in fair value as of the vesting date (from the end of the prior fiscal year); (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Executive(s)	Year End Fair Value of Equity Awards ($)	Year Over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year Over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Aggregate Equity Award Adjustments ($)
2023	PEO	3,780,147	(268,918)	—	(1,214,775)	—	—	2,296,453
	Average for Non-PEO NEOs	911,286	(58,409)	—	(267,242)	—	—	585,636
2022	PEO	3,319,852	763,610	—	(61,881)	—	—	4,021,581
	Average for Non-PEO NEOs	899,780	134,656	—	(12,375)	—	—	1,022,060
2021	PEO	3,643,739	4,576,898	292,966	4,320	—	—	8,517,923
	Average for Non-PEO NEOs	815,494	1,026,353	175,767	2,598	—	—	2,020,212
2020	PEO	5,221,913	(268,789)	—	(527,532)	—	—	4,425,591
	Average for Non-PEO NEOs	1,305,478	(103,727)	—	(461,589)	—	—	740,162

(c) The amounts in this column represent the amounts reported in "Change in Pension and Nonqualified Deferred Compensation" column of the *Summary Compensation Table* for each applicable year.

(d) The total pension benefit adjustments for each applicable year include the aggregate of two components: (i) the actuarially determined service cost for services rendered during the applicable year (the "service cost"); and (ii) the entire cost of benefits granted in a plan amendment (or initiation) during the applicable year that are attributed by the benefit formula to services rendered in periods prior to the plan amendment or initiation (the "prior service

cost"), in each case, calculated in accordance with U.S. GAAP. The amounts deducted or added in calculating the pension benefit adjustments are as follows:

Year	Executive(s)	Service Cost ($)	Prior Service Cost ($)	Aggregate Pension Benefit Adjustments ($)
2023	PEO	—	—	—
	Average for Non-PEO NEOs	130,612	—	130,612
2022	PEO	—	—	—
	Average for Non-PEO NEOs	179,291	—	179,291
2021	PEO	517,278	—	517,278
	Average for Non-PEO NEOs	343,542	—	343,542
2020	PEO	1,755,619	—	1,755,619
	Average for Non-PEO NEOs	317,282	—	317,282

(3) The amounts in this column represent the average of the amounts reported for the Company's other NEOs as a group (excluding Mr. J. Turner, who has served as our President and CEO since 2018) in the "Total" column of the *Summary Compensation Table* in each applicable year. The names of each of the other NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, David J. Turner, Jr., C. Matthew Lusco, Ronald G. Smith, and David R. Keenan; (ii) for 2022, David J. Turner, Jr., C. Matthew Lusco, Ronald G. Smith, and C. Dandridge Massey; (iii) for 2021, David J. Turner, Jr., C. Matthew Lusco, Ronald G. Smith, and David R. Keenan; and (iv) for 2020, David J. Turner, Jr., John B. Owen, C. Matthew Lusco, and Ronald G. Smith.

(4) Cumulative Total Shareholder Return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period. "Measurement period" is defined as: (i) for 2020, the one-year period from market close December 31, 2019 through December 31, 2020; (ii) for 2021, the two-year period from market close on December 31, 2019 through December 31, 2021; (iii) for 2022, the three-year period from market close December 31, 2019 through December 31, 2022; and (iv) for 2023, the four-year period from market close December 31, 2019 through December 31, 2023.

(5) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each measurement period for which a return is indicated. The peer group used for this purpose is the following published industry index: S&P 500 Banks. "Measurement period" is defined as: (i) for 2020, the one-year period from market close December 31, 2019 through December 31, 2020; (ii) for 2021, the two-year period from market close on December 31, 2019 through December 31, 2021; (iii) for 2022, the three-year period from market close December 31, 2019 through December 31, 2022; and (iv) for 2023, the four-year period from market close December 31, 2019 through December 31, 2023.

(6) The dollar amounts reported represent the amount of net income as required to be reflected in the Company's audited financial statements for the applicable year.

(7) For each applicable year, Adjusted ROATCE (non-GAAP) is defined as that year's adjusted net income available to common shareholders divided by average tangible common shareholders' equity (average shareholders' equity less average intangible assets, average deferred tax liability related to intangibles, average preferred stock, and AOCI). This metric is used by the CHR Committee as the primary performance metric within the Long-Term Incentive Plan and considered the most critical long-term performance metric to align management with shareholder value creation. While Regions uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, Regions has determined that Adjusted ROATCE is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used to link CAP to the Company's NEOs, for the most recently completed fiscal year, to Company performance. For further information on the Adjusted ROATCE metric in the 2023-2025 LTIP, see page 90. For non-GAAP reconciliation information, see *Appendix B*.

FINANCIAL PERFORMANCE MEASURES

As described in greater detail in the *CD&A*, Regions' executive compensation program is rooted in a pay-for-performance philosophy to support the long-term growth of and the strategic direction for the Company. The metrics that Regions uses for both our annual cash incentive and long-term incentive plans are selected based on the objective of creating a strong tie between NEO and shareholder financial interests through sustaining positive performance over a multi-year period. The most important financial performance measures used by Regions to link CAP to NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Adjusted ROATCE

- Earnings per Share Growth

- Adjusted Net Income Available to Common Shareholders

- Adjusted Efficiency Ratio

- Customer Service

DESCRIPTION OF THE RELATIONSHIP BETWEEN PAY AND PERFORMANCE

The following graphs provide visual representations of the relationship between both the CAP of our PEO and the average CAP of our non-PEO NEOs and our (i) TSR, (ii) net income, and (iii) our Company-Selected Metric ("CSM"), Adjusted ROATCE. An additional graph depicts the relationship between our own TSR and a peer group TSR. CAP is influenced by numerous factors, including, but not limited to, the timing of new equity grants and outstanding award vesting, share price volatility during the fiscal year, mix of performance metrics, and other factors.

A large portion of CAP to our NEOs is comprised of long-term awards under the LTIP and is primarily driven by Adjusted ROATCE performance. Over the last three years, changes in stock price as well as Adjusted ROATCE performance have led to changes in CAP. The graphs below demonstrate:

- From 2020 to 2021, CAP to our PEO increased by 50 percent and average CAP to our other NEOs, which excludes the PEO, similarly increased by 52 percent, TSR increased from $98 to $137 (39.8 percent), net income grew 130.4 percent, and Adjusted ROATCE grew 4.3 percent.

- In 2022, CAP to our PEO was $11,382,593, which represents a 22 percent decline as compared to CAP in 2021. TSR increased from $137 to $140 (2.2 percent), net income declined 10.9 percent, and Adjusted ROATCE grew 11.3 percent. The average CAP to our other NEOs, which excludes the PEO, declined from $4,515,449 to $3,674,803, reflecting a similar 19 percent decline.

- In 2023, both CAP to our PEO and average CAP to other NEOs declined as compared to 2022, by 31 percent and 30 percent, respectively. Regions' financial measures saw declines year-over-year as well with TSR down 5.7 percent, net income down 7.6 percent, and Adjusted ROATCE down 14.3 percent.

- Regions has seen overall growth in TSR from 2020 through 2023 with a cumulative growth rate of 34.7 percent, while the peer group (S&P 500 Banks Index) experienced a 22.1 percent increase over the four-year period.

For additional context along with a review of our performance metrics, our process for setting executive compensation, and how our executive compensation design reinforces our compensation philosophy, please see the preceding *CD&A*.





CAP vs. Net Income



CAP vs. Adjusted ROATCE



Regions TSR vs. Peer Group TSR

Director Compensation

Our Director Compensation Program for independent Directors is designed to:

- **Pay Directors fairly** for the work required at a company of Regions' size and scope;

- **Align Directors' interests** with the long-term interests of our shareholders; and

- **Be simple, transparent, and easy** for shareholders **to understand.**

The CHR Committee, in conjunction with its independent compensation consultant, periodically reviews the compensation of the non-management Directors and recommends any changes to the Board. After completing its review in April 2023, the CHR Committee determined the existing Director Compensation Program remained competitive, fair, and aligned with the long-term interests of our shareholders. As a result, the CHR Committee made no recommendations for changes and the Board approved the program unchanged. The following table describes all of the components of the 2023 Director Compensation Program:

Compensation Element	Compensation Amount
Annual Cash Retainer [1]	$100,000
Annual Equity Retainer [1]	$130,000 in restricted stock units granted three business days following the annual shareholder meeting and that vest at the next annual shareholder meeting
Additional Annual Fee for Independent Non-Executive Chair of the Board [1]	$150,000, paid as follows: - $50,000 cash; - $100,000 equity in the form of restricted stock units granted three business days following the annual shareholder meeting and that vest at the next annual shareholder meeting
Additional Annual Fee for Committee Chairs	$40,000 — Audit Committee $25,000 — CHR Committee $25,000 — NCG Committee $40,000 — Risk Committee $25,000 — Technology Committee $10,000 — Special Committees, as applicable
Additional Annual Fee for Audit Committee members (exclusive of the Audit Committee Chair)	$15,000
Additional Annual Fee for Committee Members of CHR, NCG, Risk, and Technology (exclusive of the Committee Chair); including Special Committees, as applicable	$10,000

(1) Annual Cash and Equity Retainers may be deferred at the Director's option in accordance with the Regions Financial Corporation Directors' Deferred Investment Plan and the Regions Financial Corporation Directors' Deferred Restricted Stock Unit Plan, respectively.

HOW THE REGIONS FINANCIAL CORPORATION DIRECTORS' DEFERRED INVESTMENT PLAN WORKS

Under the Regions Financial Corporation Directors' Deferred Investment Plan (the "Investment Plan"), non-management Directors may voluntarily elect to defer some or all of their cash compensation. The cash compensation is deferred until the time of payment elected by the Director or earlier in the event of certain other distribution events described in the Investment Plan. Most Directors have elected to defer receipt of all or a portion of their cash compensation.

Prior to 2021, deferred amounts were held in a bookkeeping account that was credited with notional shares of Regions common stock, and any dividends paid on common stock were credited to the account as additional notional shares of common stock. Then at the end of the deferral period, the Director's account was settled in shares of common stock, plus cash for any fractional share. Beginning in 2021, a Director may elect

to have deferred amounts notionally invested in investments similar to those available to participants in the Regions Financial Corporation Excess 401(k) Plan, in addition to Regions common stock. Any earnings and losses attributable to the underlying notional investments will be credited to the Director's account. Then at the end of the deferral period, the Director's account will be settled in cash.

HOW RESTRICTED STOCK UNITS WORK

The Annual Equity Retainer is paid in RSUs. Directors have the option to defer receipt of their RSUs in the Directors' Deferred Restricted Stock Unit Plan. If a Director makes a timely election under the plan, his or her RSUs will be notionally credited to an account in the Director's name. Dividend equivalents, if any, also are notionally credited to the Director's account as of the date any cash dividends are paid with respect to the common stock underlying the RSUs. The deferred RSUs then will be paid in shares of Regions common stock on a date designated by the Director, which may be the date he or she terminates service as a Director or an anniversary of the date on which the RSUs were granted (but no later than the tenth anniversary of the grant date). Payment of the deferred RSUs is accelerated in the event of a Director's death or a change in control of the Company.

HOW THE REGIONS MATCHING GIFTS PROGRAM WORKS FOR DIRECTORS

Directors, as well as members of the Company's Executive Leadership Team and all other associates, are eligible to participate in our Matching Gifts Program. Under this program for Directors and Executives, Regions will match, dollar for dollar, gifts of $50 or more, up to a total of $5,000 per year, to eligible tax-exempt organizations that must have a primary mission that clearly fits one of these six categories: education and workforce readiness; economic and community development; financial wellness; arts and culture; service members/veterans organizations; and individuals with disabilities.

COMPENSATION PAID IN 2023 TO INDEPENDENT DIRECTORS

The following table contains information about the compensation paid to the independent Directors who served during 2023:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [2]	All Other Compensation ($) [3]	Total ($)
Mark A. Crosswhite	125,000	129,985	—	254,985
Noopur Davis	120,000	129,985	—	249,985
Samuel A. Di Piazza, Jr. [1]	70,000	—	5,000	75,000
Zhanna Golodryga	140,000	129,985	—	269,985
J. Thomas Hill	123,750	129,985	—	253,735
John D. Johns	155,000	129,985	—	284,985
Joia M. Johnson	136,250	129,985	—	266,235
Charles D. McCrary	155,000	229,994	—	384,994
Ruth Ann Marshall	140,000	129,985	5,000	274,985
James T. Prokopanko	122,500	129,985	—	252,485
Alison S. Rand [1]	27,500	75,827	—	103,327
Lee J. Styslinger III	120,000	129,985	5,000	254,985
José S. Suquet	155,000	129,985	5,000	289,985
Timothy Vines	125,000	129,985	—	254,985

(1) Cash and equity compensation was pro-rated to reflect partial year of service. Mr. Di Piazza retired from the Board effective April 19, 2023. Ms. Rand joined the Board effective October 1, 2023.

(2) The amounts presented in this column represent, computed in accordance with FASB ASC Topic 718, the grant date fair value of the 2023 RSU award made to all independent Directors in service on April 24, 2023, and in the case of Director Rand, in service on October 2, 2023. The grant date fair value of the RSUs awarded on April 24, 2023, was $18.30 per share. All RSUs awarded April 24, 2023, are scheduled to vest in one lump sum on the date of the 2024 Annual Meeting. Ms. Rand received an RSU award when appointed to Regions' Board on October 2, 2023. The grant date fair value of the RSUs awarded on October 2, 2023, was $16.52 per share. The RSUs awarded October 2, 2023, are scheduled to vest in one lump sum on the date of the 2024 Annual Meeting.

(3) The amounts presented in this column reflect matching charitable gifts made through the Regions Matching Gifts Program.

The table below sets forth those independent Directors who served during 2023 and who had RSUs outstanding as of December 31, 2023, and the number outstanding as of that date. Regions has not granted options since 2011, and none of the independent Directors had stock options outstanding as of December 31, 2023.

Name	Outstanding Restricted Stock Units (#) [1]
Mark Crosswhite	7,285
Noopur Davis	7,285
Samuel A. Di Piazza, Jr.	—
Zhanna Golodryga	7,285
J. Thomas Hill	7,285
John D. Johns	42,852
Joia M. Johnson	13,701
Charles D. McCrary	77,250
Ruth Ann Marshall	42,852
James T. Prokopanko	42,852
Alison S. Rand	4,590
Lee J. Styslinger III	42,852
José S. Suquet	42,852
Timothy Vines	42,852

(1) The amounts presented in this column represent outstanding RSUs and dividend equivalents, if any, that have been notionally credited to the Director's account as of the date any cash dividends were paid with respect to the common stock underlying the RSUs.

PROPOSAL FIVE

Shareholder Proposal Relating to a Report on Risks of Politicized De-Banking

The following proposal was submitted by Inspire Investing, LLC of 3597 E. Monarch Sky Lane, Suite 330, Meridian, ID 83646. Inspire has submitted documentation evidencing their beneficial ownership of Regions common shares with a market value in excess of $25,000. In accordance with SEC requirements, the text of Inspire's supporting statement and resolution are reproduced below as received from the proponent.

Supporting Statement:

Financial institutions are essential pillars of the marketplace. On account of their unique and pivotal role in America's economy, many federal and state laws already prohibit them from discriminating against customers. And the UN Declaration of Human Rights recognizes that "everyone has the right to freedom of thought, conscience, and religion."[1] These are an important part of protecting every American's right to free speech and free exercise of religion.

As shareholders of Regions Financial Corporation, we believe it is essential for the company to provide financial services on an equal basis without regard to factors such as race, color, religion, sex, national origin, or social, political, or religious views.

We are concerned with recent evidence of religious and political discrimination (politicized de-banking) by companies in the financial services industry, as evidenced through in recent examples[2] and the 2022 Statement on Debanking and Free Speech.[3]

The 2023 edition of the Viewpoint Diversity Business Index[4] shows that many of the largest financial institutions include vague and subjective grounds to deny service like "reputational risk," "social risk," or prohibit "misinformation," "hate speech" or "intolerance." These kinds of terms allow financial institutions to deny or restrict service for arbitrary or discriminatory reasons. They also give fringe activists and governments a foothold to demand that private financial institutions deny service under the sweeping, unfettered discretion that some policies provide.

When companies engage in this kind of discrimination, they hinder the ability of Americans to access the marketplace and instead become *de facto* regulators and censors. This undermines the fundamental freedoms of our country and is an affront to the public trust.

In early 2023, shareholders called for Chase, Mastercard, PayPal, Capital One, and Charles Schwab to assess whether they have adequate safeguards to prevent politicized de-banking.[5] Nineteen state attorneys general and fourteen state financial officers specifically called out Chase for their de-banking of a non-profit committed to advancing religious freedom and demanded action from the company to show good faith in addressing these widespread concerns.[6] Because elevated public scrutiny could damage the company's reputation and ability to operate in favorable regulatory environments, it is also important to prevent politicized de-banking in order to counteract financial, regulatory, and brand liability for the enterprise.

> "Resolved: Shareholders request the Board of Directors of Regions Financial Corporation conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating how it oversees risks related to discrimination against individuals based on their race, color, religion (including religious views), sex, national origin, or political views, and whether such discrimination may impact individuals' exercise of their constitutionally protected civil rights."

 **The Board unanimously recommends you vote "AGAINST" the shareholder proposal relating to a report on risks of politicized de-banking (Proposal 5).**

WHY DOES THE BOARD RECOMMEND A VOTE "AGAINST" THIS PROPOSAL?

The Board believes that Regions' existing policies and practices aimed at preventing discrimination, and our transparency around those policies and practices, render the proposed evaluation and report unnecessary.

Regions maintains policies and practices that prohibit discrimination in the provision of financial services.

The banking industry is highly regulated, and Regions must comply with numerous federal and state laws, rules, and regulations that prohibit us from discriminating in our business. Regions and our subsidiaries are subject to supervision, regulation, and examination by the Board of Governors of the Federal Reserve System, the Consumer Financial Protection Bureau, and the Federal Deposit Insurance Corporation. Abiding by these laws and regulations in serving our customers, including those regarding fair lending, is a basic expectation of all Regions associates and Directors.

This expectation, and the role of legal and regulatory compliance within Regions' core risk management, are set out in Regions' Code of Conduct. The Code of Conduct prohibits discrimination in lending based on race, color, religion, sex, national origin, or any other basis prohibited by law. Regions' Fair and Responsible Lending Policy, Servicemembers and Veterans Affairs Policy, and Americans with Disabilities Act Policy elaborate on all associates' responsibilities regarding fair and responsible banking. Alongside our Equal Employment Opportunity and Affirmative Action Policy, the Code of Conduct also articulates our commitment to equal employment opportunity – whether through recruitment, retention, training, or compensation – by prohibiting discrimination against our associates based on legally protected characteristics.

The principles and obligations articulated in the Code of Conduct are reinforced through Regions' corporate culture, which prioritizes ethical behavior, personal integrity, and inclusion. Decisions around customer relationships are carefully considered through due diligence processes and prudent banking practices. All associates and Directors are required to complete annual training courses on both Fair and Responsible Banking and Business Conduct and Ethics, and multiple communication channels enable associates to promptly report knowledge or information regarding any violation or suspected violation of law, the Code of Conduct, or other Regions policies. Our "Bring Your Whole Self to Work" philosophy,[7] aimed at fostering an inclusive workplace, is fortified through associate engagement and talent development. Externally, we seek to cultivate inclusive growth through initiatives such as our Regions Now Banking suite of products and services, the Regions Next Step financial wellness program, grants from the Regions Foundation, and investments and loans made through the Regions Community Development Corporation.

These anti-discrimination policies and practices are subject to robust oversight from the Board and its committees.

The principal functions of our Board include reinforcing, demonstrating, and communicating a "tone at the top" that exemplifies Regions' values, culture, and ethics as espoused in the Code of Conduct. Accordingly, multiple Board committees oversee the Company's anti-discrimination measures. The CHR Committee oversees the implementation of the Code of Conduct and other programs related to ethics and business conduct and monitors the effectiveness of those programs. Processes for ensuring compliance with laws, regulations, and the Code of Conduct are overseen by the Audit Committee. These responsibilities complement the Risk Committee's broader oversight of enterprise-wide risk management. The diverse range of skills, experience, and perspectives represented among our Directors, as disclosed in this proxy statement, enable the Board to provide balanced and engaged oversight.

Regions already provides meaningful transparency around its anti-discrimination policies, practices, and oversight.

Regions facilitates accountability to our stakeholders for our anti-discrimination efforts by making key information publicly available. Most importantly, our Code of Conduct, which sets forth our stance on non-discrimination and broader approach to risk management, is available on Regions' Investor Relations website[8] alongside the supplementary Code of Ethics for Senior Financial Officers. The Investor Relations website also hosts our Corporate Governance Principles, as well as the Board committees' charters through which their oversight responsibilities are formalized.

In addition, we voluntarily issue an annual report that elaborates on how we demonstrate the values in our Code of Conduct through various efforts and initiatives. This year's Shared Value Report will be published on Regions' website[9] mid-year, where we also archive previous years' reports. The Regions website also hosts our Human Rights Statement and Supplier Code of Conduct, which provide additional insight into our values and guidance for our suppliers, respectively. We believe that these reports and documents substantiate our commitment to transparency and willingness to remain accountable to our stakeholders.

(1) Universal Declaration of Human Rights, UNITED NATIONS (last accessed Sept. 14, 2023).

(2) Bank of America boots charity serving impoverished Ugandans under vague 'risk tolerance' policies, ADF Legal (Aug. 22, 2023); Sam Brownback and Jeremy Tedesco, Stop the troubling trend of politically motivated debanking, NEWSWEEK (Mar. 15, 2023) at 6:00 AM); James Tapsfield, Ministers back Farage after full Coutts dossier is revealed: Cancelling of ex-Ukip leader's account branded 'sinister' and a 'disgrace' after secret files show bank admitting he DID meet 'commercial criteria' but views were 'at odds' with 'inclusivity', DAILY MAIL (Jul. 19, 2023, updated at 10:37 PM); Jerry Cox, Chase Bank Cancels National Committee for Religious Freedom's Account Two Years After Canceling Ours, FAMILY COUNCIL (Oct. 19, 2022).

(3) Statement on Debanking and Free Speech.

(4) Viewpoint Diversity Score Business Index.

(5) 2023 Annual Meeting of Shareholders, Proxy Statement, JPMORGAN CHASE, 100-101; 2023 Notice of Annual Meeting of Stockholders and Proxy Statement, 2022 Annual Report, PAYPAL, 105-106; 2023 Proxy Statement, CAPITOL ONE, 149-153; 2023 Proxy Statement, CHARLES SCHWAB, 83-85.

(6) Jathan Sapsford, JPMorgan Targeted by Republican States Over Accusations of Religious Bias, THE WALL STREET JOURNAL (May 13, 2023 at 7:59 PM).

(7) https://careers.regions.com/us/en/culture.

(8) https://ir.regions.com/governance.

(9) https://regions.com/about-regions/environmental-social-and-governance.

Questions and Answers About the Annual Meeting and Voting

Who is entitled to vote at the meeting, and what are my voting rights?

The Board set February 20, 2024, as the Record Date for the annual meeting. If you were a shareholder of record at the close of business on the Record Date, you are entitled to vote at the meeting.

As of the close of business on the Record Date, 919,188,472 shares of our common stock were issued and outstanding and, therefore, eligible to be voted at the meeting. **Holders of our common stock are entitled to one vote per share;** therefore, a total of 919,188,472 votes are entitled to be cast at the meeting. This includes shares that are: (i) held directly in someone's name as the shareholder of record and (ii) held for a shareholder as the beneficial owner through a Broker. There is no cumulative voting.

Holders of our Class B Depositary Shares, Class C Depositary Shares, Class D Depositary Shares, or Class E Depositary Shares are not entitled to vote at the annual meeting.

How many shares must be present to hold the meeting?

A majority of the outstanding shares of Regions common stock entitled to vote on a matter at the annual meeting must be present, in attendance or by properly executed or otherwise documented proxy, to constitute a quorum at the annual meeting.

Abstentions and Broker non-votes will be counted for the purpose of determining whether a quorum is present. We urge you to vote promptly by proxy, even if you plan to attend the meeting, so we will know as soon as possible that enough shares will be present for us to hold the meeting.

What is a proxy statement, and what is a proxy?

In accordance with the federal securities laws and the regulations of the SEC, a proxy statement is a document we give to you, or provide you access to, when we are soliciting your vote.

A proxy is your designation of another person to vote your shares. Tara A. Plimpton, our Chief Legal Officer and Corporate Secretary, and Andrew S. Nix, our Chief Governance Officer, have been designated as proxies to cast the votes of our shareholders at our 2024 Annual Meeting.

What is the purpose of the Annual Meeting?

At the annual meeting, shareholders will vote on the following matters: (i) election of the 13 nominees named in our proxy statement to serve as Directors until the next annual meeting of shareholders and in each case until their successors are duly elected and qualified, or their earlier retirement, resignation, or removal; (ii) ratification of the appointment of EY as Regions' independent registered public accounting firm for the year 2024; (iii) approval, on an advisory basis, of the compensation of our named executive officers; (iv) approval, on an advisory basis, of the frequency of future advisory votes on the compensation of our named executive officers; (v) a shareholder proposal relating to a report on risks of politicized de-banking, if properly presented at the meeting; and (vi) other business as may properly come before the annual meeting or any adjournments or postponements thereof.

What is Notice and Access?

"Notice and Access" is an SEC rule that allows us to furnish our proxy materials over the Internet instead of mailing paper copies of the materials to each shareholder. As a result, beginning on or about March 4, 2024, we will send most of our shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials over the Internet and vote online.

The Notice of Internet Availability of Proxy Materials is not a proxy card and cannot be used to vote your shares. If you received a notice this year, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the notice or on the website referred to in the notice.

What is Householding and how does it impact me?

The SEC has adopted rules that allow us to continue sending, in a single envelope, our proxy statement and other required annual meeting materials to two or more shareholders sharing the same address. These rules spell out the conditions under which annual reports, information statements, proxy statements, prospectuses, and other disclosure documents of a company that would otherwise be mailed in separate envelopes to more than one shareholder at a shared address may be mailed as a single copy in one envelope addressed to all shareholders at that address (i.e., "householding"). Shareholders who participate in householding will, however, receive separate proxy cards.

If one set of these proxy materials was sent to your household for the use by all Regions shareholders in your household and one or more of you would prefer to receive additional sets, or if multiple copies of these proxy materials were sent to your household and you want to receive one set, **please contact Broadridge Financial Solutions, Inc., by calling toll-free at 866-540-7095 or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717**. Shareholders whose shares of our common stock are held in street name wishing to make either such election should contact their Broker.

How can I access Regions' proxy materials and annual report electronically?

This proxy statement, the Company's 2023 Annual Report on Form 10-K, and the CEO's Letter are available at **ir.regions.com/governance/ annual-meeting-of-shareholders** and at **proxyvote.com**, as set out in the Notice of Internet Availability of Proxy Materials.

How do I sign up for electronic delivery of proxy materials?

Most shareholders can elect to view our future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. You can choose to receive future proxy statements and annual reports electronically by following the prompt that will appear if you choose to vote through the Internet. Shareholders who choose to view future proxy statements and annual reports through the Internet will receive an email with instructions containing the Internet address of these materials, as well as voting instructions, approximately four weeks before future meetings.

If you have not already done so, we ask you to consider signing up to receive these materials electronically in the future by following the instructions after you vote your shares over the Internet. Enrolling in future electronic delivery of these materials helps reduce Regions' impact on the environment as well as printing and mailing expenses.

Benefits of Accessing Annual Meeting Materials Online

- *Immediate receipt of the proxy statement, Annual Report on Form 10-K, and related materials*
- *Online proxy voting*
- *You will receive less mail and will not have to worry about misplacing your paper materials*

- *It saves Regions and its shareholders money by eliminating the costs of printing and postage*
- *It is much better for the environment*
- *Electronic documents are more convenient than paper*

If you elect to view our proxy statement and annual report electronically and vote your proxy through the Internet, your enrollment will remain in effect for all shareholder meetings until you cancel it. To cancel enrollment, registered shareholders should visit **http://enroll.icsdelivery.com/ rf** and follow the instructions to cancel enrollment. If you hold your shares in street name, check the information provided by your Broker for instructions on how to cancel your enrollment.

How do I receive paper copies of proxy materials?

If you receive the notice but would like to receive paper copies of the proxy materials, please follow the instructions in the notice or on the website referred to in the notice. Alternatively, if you would like to receive a paper copy of the materials or if you received one copy of the proxy materials through our use of householding and would like to receive multiple copies, you may, at any time, email investors@regions.com, call 205-264-7040, or write to the following address, and we will deliver those documents to you promptly upon receiving the request.

Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203
Attn: Investor Relations

What is the difference between a "shareholder of record" and a "street name" holder or "beneficial owner"?

If your shares are registered directly in your name with Broadridge, our transfer agent, you are considered the "shareholder of record" with respect to those shares. If your shares are held by a Broker, you are considered the "beneficial owner" of shares held in "street name." If you hold your shares in "street name," you will have the opportunity to instruct your Broker how to vote your shares. "Street name" shareholders may only vote at the meeting if they have a legal proxy––if you intend to do so, be sure to request the legal proxy from your Broker promptly following receipt of these materials so there is enough time for it to be received before the meeting.

What is the deadline for voting by mail, internet, mobile device, or telephone?

If You Are:	And You Are Voting by:	Your Vote Must Be Received:
A shareholder of record	Mail	By April 16, 2024
	Internet, mobile device, or telephone	By 11:59 P.M. ET on April 16, 2024
A street name holder	Mail	By April 16, 2024
	Internet, mobile device, or telephone	By 11:59 P.M. ET on April 16, 2024
A participant in the Regions 401(k) Plan	Internet, mobile device, or telephone	By 11:59 P.M. ET on April 14, 2024

How do I vote?

Shareholders of record, and most beneficial shareholders, have several ways to vote, as described on page 2. If you have the ability to vote online, we encourage you to record your vote through the Internet to reduce corporate expenses. See the Notice of Internet Availability of Proxy Materials or Voter Instruction Form from your Broker for available options.

> ***Your vote is important!***
>
> *Please submit your vote by proxy over the Internet, by telephone, or complete, sign, date, and return your proxy card or voting instruction form.*

How do I vote shares held in the Regions 401(k) Plan?

If you are a participant in the Regions 401(k) Plan, you may direct the 401(k) Plan trustee how to vote your shares. Under the terms of the 401(k) Plan, the trustee votes all shares held by the 401(k) Plan, but each participant may direct the trustee how to vote the shares of Regions common stock allocated to their 401(k) Plan account. If you own shares through the 401(k) Plan and do not submit voting instructions, the 401(k) Plan trustee will vote the shares in accordance with the Board's recommendations. To vote your shares held in the 401(k) Plan, follow the instructions above.

How do I vote shares held in the dividend reinvestment plan?

If you are a participant in the Broadridge Direct Stock Purchase and Dividend Reinvestment Plan (the "Dividend Reinvestment Plan"), the proxy card or electronic voting instructions cover all shares allocated to your account under the plan. If you do not return your proxy card, or vote by telephone or over the Internet, your shares in the Dividend Reinvestment Plan will not be voted. To vote your shares held in the Dividend Reinvestment Plan, follow the instructions above.

What if I do not specify how I want my shares voted?

If you requested printed copies of the proxy materials and sign and return your proxy card without giving specific voting instructions, your proxy will be voted in accordance with the Board's recommendations. Our telephone and Internet voting procedures do not permit you to submit your proxy vote without specifying how you want your shares voted.

How will my shares be voted if I don't provide my proxy or provide my broker with voting instructions, and I don't attend the annual meeting?

If you...

...are a shareholder of record and do not provide a proxy or vote at the meeting, your shares **will not be voted**.

...hold your shares through the 401(k) Plan and do not vote your shares, your shares (along with all other shares in the 401(k) Plan for which votes are not cast) **will be voted by the trustee** in favor of Proposals 1, 2, and 3, in favor of "every year" for Proposal 4, and against Proposal 5 (see the question *How do I vote shares held in the Regions 401(k) Plan?* above).

...are a participant in the Dividend Reinvestment Plan and do not vote, your shares in the plan **will not be voted**.

...hold your shares in street name and do not give your Broker instructions on how to vote your shares, your Broker may not vote on any proposal **other than** Proposal 2 (the ratification of appointment of EY as our independent registered public accounting firm for 2024).

Can I change or revoke my vote after casting a vote or submitting my proxy?

If you are a shareholder of record, you may change or revoke any previously cast vote, so long as the new vote or revocation is received prior to the completion of voting at the annual meeting. The following are the methods of re-voting/revocation, and their associated timing:

- Signing and mailing a new proxy card with a later date, allowing adequate time for it to be received and processed prior to the date of the annual meeting;

- Delivering a written revocation of your previously cast vote to our Corporate Secretary at Regions Financial Corporation, 1900 Fifth Avenue North, Birmingham, Alabama 35203, prior to the date of the annual meeting;

- Casting a new vote over the Internet or by telephone, prior to 11:59 P.M., Eastern Time on April 16, 2024; or

- Attending the annual meeting and voting again at the meeting.

If your shares are held in street name, you should follow your Broker's instructions regarding how to change your vote or withdraw your voting instructions. Subsequent proxy cards or written revocations must still be received by the regular voting deadline in order to be effective.

What vote is required to approve each of the proposals?

The votes required to approve each matter to be considered by Regions' shareholders at the annual meeting are as follows:

- **Proposal 1—Election of Directors:** Each nominee requires the affirmative "FOR" vote of a majority of the votes cast for or against the nominee. Abstentions and Broker non-votes have no effect on the vote results. As discussed further on page 15, our Corporate Governance Principles provide that an incumbent nominee who fails to receive a majority of the votes cast shall automatically be deemed to have tendered their resignation following certification of the vote, the acceptance or rejection of which will be subject to Board action and subsequent disclosure.

- **Proposal 2—Ratification of Appointment of EY:** Approval of this proposal requires the affirmative "FOR" vote of a majority of the votes cast for or against the proposal. Abstentions have no effect on the vote results, and we do not expect there to be any Broker non-votes on this proposal.

- **Proposal 3—Advisory Vote on Executive Compensation:** Approval of this proposal requires the affirmative "FOR" vote of a majority of the votes cast for or against the proposal. Abstentions and Broker non-votes have no effect on the vote results.

- **Proposal 4—Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation:** Approval of this proposal requires the affirmative vote of a majority of the votes cast. Shareholders may vote to hold future advisory votes to approve executive compensation "EVERY YEAR," "EVERY TWO YEARS," or "EVERY THREE YEARS," or abstain from voting. Abstentions and Broker non-votes have no effect on the vote results. If no choice receives a majority, then the choice that receives the plurality of votes cast will be considered approved.

- **Proposal 5—Vote on a shareholder proposal relating to a report on risks of politicized de-banking, if properly presented at the meeting:** Approval of this proposal requires the affirmative "FOR" vote of a majority of the votes cast for or against the proposal. Abstentions and Broker non-votes have no effect on the vote results.

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the ratification of the independent registered public accounting firm even if the record holder does not receive voting instructions from you. Absent instructions from you, the record holder may not vote on any "nondiscretionary" matter including a director election, an equity compensation plan, a matter relating to executive compensation, certain corporate governance changes, or any shareholder proposal. In that case, without your voting instructions, a broker non-vote will occur. An "abstention" will count for quorum purposes but will have no effect on the outcome of the proposals.

Who pays the expenses of this proxy solicitation?

Our proxy materials are being distributed by our Board in connection with the solicitation of proxies for our annual meeting. We pay the entire cost of soliciting your proxy, including the cost of preparing, assembling, printing, mailing, and otherwise distributing the Notice of Internet Availability of Proxy Materials and these proxy materials, as well as soliciting your vote. In addition to solicitation of proxies by mail, we request that Brokers send proxy materials or the Notice of Internet Availability of Proxy Materials to the street name/ beneficial owners of Regions common stock and secure their voting instructions. We will reimburse Brokers for their reasonable expenses in taking those actions.

We have made arrangements with Innisfree M&A Incorporated to assist us in soliciting proxies and have agreed to pay $20,000, plus reasonable and customary expenses, for these services. If necessary, we also may use several of our associates, without additional compensation, to solicit proxies from shareholders, either personally or by telephone, email, or letter, on Regions' behalf. If you have any questions or need assistance voting your shares, please contact Innisfree M&A Incorporated:

 *Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022*

 *Shareholders may call Innisfree toll-free: 1-888-750-5834*

 *Brokers may call Innisfree collect: 1-212-750-5833*

Who counts the votes?

We have engaged Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast at the meeting by online ballot and to act as Inspector of Election. A representative from Broadridge will be present at the annual meeting.

When will the Company announce the voting results?

We will announce the preliminary voting results at the annual meeting and will report the final voting results in a Current Report on Form 8-K filed with the SEC within four business days of the annual meeting.

Who can attend the annual meeting, and who can vote and ask questions at the meeting?

Registered and beneficial shareholders as of the Record Date are entitled to attend, vote, and ask questions at this year's virtual annual meeting at **www.virtualshareholdermeeting.com/RF2024** by logging in using the 16-digit control number appearing on the Notice of Internet Availability of Proxy Materials, email notification, voting instruction form, or paper proxy card. Guests without a control number may also attend the meeting, but they will not be permitted to vote or ask questions.

The annual meeting will begin at 9:00 A.M. Central Time. It is recommended that attendees log into the meeting beginning fifteen minutes prior to the meeting time to address any technical issues. The Virtual Shareholder Meeting website will provide technical assistance to attendees experiencing issues accessing the meeting. The technical support contact information will appear on the meeting website prior to the start of our meeting.

Additional information and rules of conduct will be provided on the Virtual Shareholder Meeting website in advance of the meeting.

How do I inspect the list of shareholders of record?

A list of the shareholders of record as of the Record Date will be made available for inspection at our headquarters during ordinary business hours from April 7, 2024, to April 16, 2024. If you would like to review the list prior to the annual meeting, please contact Tara A. Plimpton, Corporate Secretary at 1900 Fifth Avenue North, Birmingham, Alabama 35203 to arrange a time for inspection.

How do I submit a shareholder proposal for Regions' 2025 Annual Meeting of Shareholders?

The table below summarizes the requirements for shareholders who wish to submit proposals, including Director nominations, for next year's annual meeting. Each of the following descriptions are summaries and are qualified in their entirety by reference to SEC Rule 14a-8 and our By-Laws. Shareholders are encouraged to consult SEC Rule 14a-8 or our By-Laws, as applicable, to see all necessary requirements.

	Proposals for inclusion in Regions' 2025 Proxy Statement	Director nominees for inclusion in Regions' 2025 Proxy Statement (proxy access)	Other proposals/nominees outside of SEC Rule 14a-8 or proxy access to be presented at the 2025 Annual Meeting (advance notice)
Type of Proposal	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8.	A shareholder (or a group of up to 20 shareholders) owning at least 3% of Regions stock for at least 3 years may submit Director nominees[†] for inclusion in our proxy statement by satisfying the requirements specified in Article II, Section 8 of our By-Laws.[*]	Shareholders may present proposals or Director nominees at the annual meeting by satisfying the requirements specified in Article II, Section 7 of our By-Laws.[*]
When proposal must be received by Regions	No later than **November 4, 2024**	Between **October 5, 2024** and **November 4, 2024**	Between **November 4, 2024** and **December 4, 2024**
What to include	The information required by SEC Rule 14a-8. As the rules of the SEC make clear, however, simply submitting a proposal does not guarantee its inclusion.	The information required by our By-Laws.[*]	The information required by our By-Laws.[*]
Where to send	**Regions Financial Corporation** **1900 Fifth Avenue North** **Birmingham, Alabama 35203** **Attention: Corporate Secretary**		

[†]   Note that proxy access may only be used to nominate up to the greater of (i) two nominees or (ii) 20% of the total number of Directors.

[*]   Our By-Laws are available on Regions' website at ir.regions.com/governance.

How do I recommend a candidate for directorship to be considered by the NCG Committee?

The NCG Committee considers recommendations for directorship submitted by shareholders and other parties outside of our By-Laws. Recommendations for directorships may be submitted to the NCG Committee at any time by sending the candidate's information to our Corporate Secretary at the below address. You should provide as much relevant information about the candidate as possible. Refer to the section *Proposal 1—Election of Directors* to see the skills and diversity attributes considered by the NCG Committee and Board when selecting nominees.

Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203
Attention: Corporate Secretary

How do I have my dividend check automatically deposited into my bank account?

If you are a shareholder of record and do not participate in the dividend reinvestment plan, we encourage you to sign up for direct deposit of your dividend check rather than receiving a paper check. You can do so by logging into your Broadridge account through their website at **www.shareholder.broadridge.com/RF/** and selecting "dividend options" from the menu on the right side of the page. Doing so will reduce the Company's quarterly printing and mailing expenses and reduce our paper usage. For additional information, please contact Broadridge at 1-800-524-2879.

General Information

Forward-looking statements

This proxy statement, other reports filed by the Company with the SEC under the Exchange Act, and any other written or oral statements made by us or on our behalf to analysts, investors, the media, and others, may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The words "future," "anticipates," "assumes," "intends," "plans," "seeks," "believes," "predicts," "potential," "objectives," "estimates," "expects," "targets," "projects," "outlook," "forecast," "would," "will," "may," "might," "could," "should," "can," and similar terms and expressions often signify forward-looking statements. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results, or other developments. Forward-looking statements are subject to the risk that the actual effect may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond our control. Forward-looking statements are based on management's current expectations as well as certain assumptions and estimates made by, and information available to, management at the time the statements are made. Those statements are based on general assumptions and are subject to various risks, and because they also relate to the future, they are likewise subject to inherent uncertainties and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. Therefore, we caution you against relying on any of these forward-looking statements.

You should not place undue reliance on any forward-looking statements, which speak only as of the date made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible to predict all of them. We assume no obligation and do not intend to update or revise any forward-looking statements that are made from time to time, either as a result of future developments, new information, or otherwise, except as may be required by law.

See also the reports filed with the SEC, including the discussions under the "Forward-Looking Statements" and "Risk Factors" sections of Regions' Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC and available on its website at sec.gov, as well as at ir.regions.com/governance/annual-meeting-of-shareholders and proxyvote.com, and in Regions' subsequent filings with the SEC.

Trademark information

Regions®, the Regions logo, and other appropriately designated words or symbols in this proxy statement are registered trademarks of Regions Bank. The LifeGreen color is a trademark of Regions Bank. Other words or symbols in this proxy statement that identify other parties' goods or services may be trademarks or service marks of those other parties.

Information not incorporated into this Proxy Statement

The CHR Committee Report and the Audit Committee Report, each contained in this proxy statement, are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by Regions under the Exchange Act, except to the extent that we specifically incorporate such information by reference into any of these filings. Information contained on or accessible through our website at regions.com or doingmoretoday.com is not and shall not be deemed to be a part of this proxy statement by reference or otherwise incorporated into any other filings we make with the SEC, except to the extent we specifically incorporate such information by reference.



Glossary of Selected Terms	
Term	**Meaning**
401(k) Plan	Regions Financial Corporation 401(k) Plan
Broker	Brokerage firms, banks, or similar entities
BSA/AML/OFAC	Bank Secrecy Act/Anti-Money Laundering/Office of Foreign Assets Control
CAP	Compensation Actually Paid
CD&A	Compensation Discussion and Analysis
CECL	Current Expected Credit Losses
CHR Committee	Compensation and Human Resources Committee
Code of Conduct	Code of Business Conduct and Ethics
FW Cook	Frederic W. Cook & Co., Inc.
DEI	Diversity, Equity, and Inclusion
Dividend Reinvestment Plan	Broadridge Direct Stock Purchase and Dividend Reinvestment Plan
EPS Growth	Cumulative compounded growth in Earnings Per Share
Excess 401(k) Plan	Regions Financial Corporation Non-Qualified Excess 401(k) Plan (formerly named the Supplemental 401(k) Plan)
EY	Ernst & Young LLP
GAAP	Generally Accepted Accounting Principles in the United States
GRI	Global Reporting Initiative
IRC	U.S. Internal Revenue Code of 1986, as amended
LTIP	Long Term Incentive Plan
NCG Committee	Nominating and Corporate Governance Committee
NEO	Named Executive Officer
PCUs	Performance Cash Unit Awards
PSUs	Performance Stock Units
Retirement Plan	Regions Financial Corporation Retirement Plan for Associates
ROATCE	Return on Average Tangible Common Equity, a non-GAAP financial measure (see Appendix B for more information)
RSUs	Restricted Stock Units
SASB	Sustainability Accounting Standards Board
Say-on-Pay	Advisory Vote on Executive Compensation
SERP	Regions Financial Corporation Post 2006 Supplemental Executive Retirement Plan
TCFD	Task Force on Climate-related Financial Disclosures

Appendix A

GAAP to NON-GAAP Reconciliations

ANNUAL CASH INCENTIVE PLAN

The tables below present computations of financial metrics, which exclude certain items that are included in the financial results presented in accordance with GAAP. The non-GAAP financial metrics utilized for the Annual Cash Incentive Plan include the following: adjusted net income available to common shareholders-annual cash incentive plan (non-GAAP) and adjusted efficiency ratio-annual cash incentive plan (non-GAAP). The adjustments made to arrive at these adjusted financial metrics are included in our financial results presented in accordance with GAAP and represent the amounts recognized in such financial results but excluded for purposes of measuring operating results in respect of the 2023 targets for the Annual Cash Incentive Plan.

Regions believes that excluding certain items provides a meaningful base for analyzing the operating results of the Company and predicting future performance, because management does not consider the activities related to the adjustments to be indications of ongoing operations. These non-GAAP financial measures are used by management and the CHR Committee to assess the performance of Regions' business.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP. In particular, a measure of earnings that excludes these selected items does not represent the amount that effectively accrues directly to shareholders.

Adjusted Net Income Available to Common Shareholders - Annual Cash Incentive Plan (Non-GAAP)

(Unaudited)	Year Ended December 31, 2023 ($)(millions)
Net income available to common shareholders (GAAP)	1,976
Adjustments, net of tax[1]:	
Provision expense associated with the sale of consumer unsecured loans[2]	6
Securities losses	4
Leveraged lease termination gains	(1)
FDIC insurance special assessment	89
Salaries and employee benefits—severance charges	23
Branch consolidation, property and equipment charges	5
Early extinguishment of debt	(3)
Professional, legal and regulatory expenses	1
Provision, net of expense associated with the sale of consumer unsecured loans[3]	409
Net charge-offs less charge-offs associated with the sale of consumer unsecured loans[4]	(272)
Adjusted net income available to common shareholders - annual cash incentive plan (non-GAAP)	**2,237**

(1) Calculated by applying the Company's effective tax rate of 25% to adjusted income before tax for annual cash incentive plan purposes (non-GAAP).

(2) In 2023 the Company sold a portfolio of consumer unsecured loans with an associated allowance of $27 million at the time of the sale. In conjunction with the sale, there was a $35 million fair value mark recorded through charge-offs, which resulted in a net provision expense of $8 million. The net provision expense was not included in net income for annual cash incentive plan purposes.

(3) For the purposes of annual cash incentive plan performance evaluation, the Company utilizes net charge-offs in place of provision. In 2023 the provision adjustment excludes the provision benefit associated with the sale of consumer unsecured loans discussed in footnote 2 above.

(4) In replacing provision with net charge-offs, the charge-offs exclude $35 million in charge-offs associated with the sale of consumer unsecured loans discussed in footnote 2 above.

Adjusted Efficiency Ratio - Annual Cash Incentive Plan (Non-GAAP)

(Unaudited)			Year Ended December 31, 2023 ($)(millions)
Non-interest expense (GAAP)	A	$	4,416
Adjustments:			
FDIC insurance special assessment			(119)
Branch consolidation, property and equipment charges			(7)
Salaries and employee benefits—severance charges			(31)
Early extinguishment of debt			4
Professional, legal and regulatory expenses			(1)
Adjusted non-interest expense (non-GAAP)	B	$	4,262
Net interest income (GAAP)	C	$	5,320
Taxable-equivalent adjustment (GAAP)			51
Net interest income, taxable-equivalent basis (GAAP)	D	$	5,371
Non-interest income (GAAP)	E	$	2,256
Adjustments:			
Securities (gains) losses, net			5
Leveraged lease termination gains			(2)
Adjusted non-interest income (non-GAAP)	F	$	2,259
Total revenue (GAAP)	C+E=G	$	7,576
Adjusted total revenue (non-GAAP)	C+F=H	$	7,579
Total revenue, taxable-equivalent basis (GAAP)	D+E=I	$	7,627
Adjusted total revenue, taxable-equivalent basis (non-GAAP)	D+F=J	$	7,630
Efficiency ratio (GAAP)	A/I		57.9 %
Adjusted efficiency ratio - annual cash incentive plan (non-GAAP)	**B/J**		**55.9 %**

Appendix B

GAAP to NON-GAAP Reconciliations

LONG-TERM INCENTIVE PLAN (LTIP)

The tables below present computations of financial metrics, which exclude certain items that are included in the financial results presented in accordance with GAAP. The non-GAAP financial metric utilized for the Long-Term Incentive Plan is the adjusted return on average tangible common equity-long term incentive plan ("Adjusted ROATCE (ex. AOCI) - LTIP") (non-GAAP). Other adjusted financial measures used in the computation of the non-GAAP financial metric include: adjusted net income available to common shareholders-LTIP (non-GAAP), adjusted non-interest expense (non-GAAP), adjusted non-interest income (non-GAAP), and adjusted total revenue (non-GAAP). The adjustments made to arrive at these adjusted financial metrics and measures are included in our financial results presented in accordance with GAAP and represent the amounts recognized in such financial results but excluded for purposes of measuring operating results in respect of the 2023 target for the LTIP.

Regions believes that excluding certain items provides a meaningful base for analyzing the operating results of the Company and predicting future performance, because management does not consider the activities related to the adjustments to be indications of ongoing operations. These non-GAAP financial measures are used by management and the CHR Committee to assess the performance of Regions' business.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP. In particular, a measure of earnings that excludes these selected items does not represent the amount that effectively accrues directly to shareholders.

Adjusted ROATCE (ex. AOCI) - LTIP (Non-GAAP)

(Unaudited)		Year Ended December 31			
		2023 ($)(millions)	2022 ($)(millions)	2021 ($)(millions)	2020 ($)(millions)
Net income available to common shareholders (GAAP)	A	1,976	2,146	2,400	991
Replace provision for (benefit from) credit losses with net charge-offs, net of tax[1]		(116)	(6)	546	(614)
Adjusted net income available to common shareholders-LTIP (non-GAAP)	B	2,092	2,152	1,854	1,605
Average shareholders' equity (GAAP)		16,522	16,503	18,201	17,382
Less:					
Average intangible assets (GAAP)		5,960	6,023	5,435	5,239
Average deferred tax liability related to intangibles (GAAP)		(106)	(103)	(99)	(99)
Average preferred stock (GAAP)		1,659	1,659	1,658	1,509
Average tangible common shareholders' equity (non-GAAP)	C	9,009	8,924	11,207	10,733
Less: Average AOCI		(3,410)	(2,021)	705	1,256
Average tangible common shareholders' equity excluding AOCI (non-GAAP)	D	12,419	10,945	10,502	9,477
ROATCE (non-GAAP)[2]	A/C	21.93 %	24.05 %	21.42 %	9.23 %
Adjusted ROATCE (ex. AOCI) - LTIP (non-GAAP)[2]	**B/D**	**16.85 %**	**19.66 %**	**17.66 %**	**16.94 %**

(1) In the calculation of net income for LTIP purposes, net charge-offs of $397 million, $263 million, $204 million and $512 million for the years ended December 31, 2023, 2022, 2021 and 2020, respectively were utilized compared to provision expense of $553 million, and $271 million in 2023 and 2022, provision benefit of $524 million in 2021, and provision expense of $1.3 billion in 2020. The impact of the replacement was calculated by applying the Company's effective tax rate of 25%.

(2) Amounts calculated using whole dollar values.



 **REGIONS**

REGIONS FINANCIAL CORPORATION
ATTN: INVESTOR RELATIONS
1900 5TH AVENUE NORTH
BIRMINGHAM, AL 35203

  **SCAN TO VIEW MATERIALS & VOTE**

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. Eastern Time on April 16, 2024 for shares held directly and by 11:59 P.M. Eastern Time on April 14, 2024 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/RF2024**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. Eastern Time on April 16, 2024 for shares held directly and by 11:59 P.M. Eastern Time on April 14, 2024 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V32100-P02144

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

REGIONS FINANCIAL CORPORATION

The Board of Directors recommends you vote FOR the following proposal:

Proposal 1. Election of Directors.
Nominees:

		For	Against	Abstain
1a.	Mark A. Crosswhite	☐	☐	☐
1b.	Noopur Davis	☐	☐	☐
1c.	Zhanna Golodryga	☐	☐	☐
1d.	J. Thomas Hill	☐	☐	☐
1e.	Joia M. Johnson	☐	☐	☐
1f.	Ruth Ann Marshall	☐	☐	☐
1g.	James T. Prokopanko	☐	☐	☐
1h.	Alison S. Rand	☐	☐	☐
1i.	William C. Rhodes, III	☐	☐	☐
1j.	Lee J. Styslinger III	☐	☐	☐
1k.	José S. Suquet	☐	☐	☐
1l.	John M. Turner, Jr.	☐	☐	☐
1m.	Timothy Vines	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
Proposal 2. Ratification of Appointment of Ernst & Young LLP as the Independent Registered Public Accounting Firm for 2024.	☐	☐	☐
Proposal 3. Advisory Vote on Executive Compensation.	☐	☐	☐

The Board of Directors recommends you vote EVERY YEAR on the following proposal:

	Every Year	Every 2 Years	Every 3 Years	Abstain
Proposal 4. Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation.	☐	☐	☐	☐

The Board of Directors recommends you vote AGAINST the following proposal:

	For	Against	Abstain
Proposal 5. Shareholder Proposal Relating to a Report on the Risks of Politicized De-Banking.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

REGIONS FINANCIAL CORPORATION

Annual Meeting of Shareholders
April 17, 2024
9:00 A.M. Central Time
www.virtualshareholdermeeting.com/RF2024

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Annual Report on Form 10-K, and CEO's Letter are available
at www.proxyvote.com.

V32101-P02144

PROXY CARD

REGIONS FINANCIAL CORPORATION

This proxy is solicited by the Board of Directors

The undersigned hereby appoints Tara A. Plimpton and Andrew S. Nix, and each of them, as proxies with full power of substitution, to vote all of the shares of common stock of Regions Financial Corporation held of record by the undersigned at the Annual Meeting of Shareholders to be held on Wednesday, April 17, 2024, and at any adjournments or postponements thereof. **This proxy, when properly executed, will be voted in the manner directed by you. If you sign and return this proxy but do not give any directions, then the proxy will vote FOR Proposal 1, Election of all Director Nominees; FOR Proposal 2, Ratification of Appointment of Ernst & Young LLP as the Independent Registered Public Accounting Firm for 2024; FOR Proposal 3, Advisory Vote on Executive Compensation; EVERY YEAR on Proposal 4, Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation; and AGAINST Proposal 5, Shareholder Proposal Relating to a Report on the Risks of Politicized De-Banking.** The proxies, in their discretion, are further authorized to vote (i) for the election of a person to the Board of Directors, if any nominee named herein becomes unable or unwilling to serve, and (ii) on any other matter that may properly come before the meeting.

(Continued and to be signed on reverse side)